    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 1996

                                                      REGISTRATION NO. 333-11919
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                               MIDWAY GAMES INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                                3999                               22-2906244
   (STATE OR OTHER JURISDICTION          (PRIMARY STANDARD INDUSTRIAL                (I.R.S. EMPLOYER
         OF INCORPORATION)                CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                          3401 NORTH CALIFORNIA AVENUE
                            CHICAGO, ILLINOIS 60618

                                 (773) 961-2222

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                NEIL D. NICASTRO
                             CHAIRMAN OF THE BOARD
                               MIDWAY GAMES INC.
                          3401 NORTH CALIFORNIA AVENUE
                            CHICAGO, ILLINOIS 60618

                                 (773) 961-2222

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

                PAUL S. GOODMAN, ESQ.                                  HOWARD L. SHECTER, ESQ.
                SHACK & SIEGEL, P.C.                                 MORGAN, LEWIS & BOCKIUS LLP
                  530 FIFTH AVENUE                                         101 PARK AVENUE
              NEW YORK, NEW YORK 10036                                NEW YORK, NEW YORK 10178
                   (212) 782-0700                                          (212) 309-6000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED OCTOBER 25, 1996

                                5,100,000 SHARES

                               MIDWAY GAMES INC.

                                  COMMON STOCK
                            ------------------------

     All of the shares of the Company's Common Stock offered hereby (the "Shares") are being sold by Midway Games Inc. (the "Company"). Immediately following the offering (the "Offering"), WMS Industries Inc. ("WMS") will own approximately 86.8% of the outstanding shares of Common Stock (85.1% if the Underwriters' over-allotment option is exercised in full).

     Prior to the Offering, there has been no public market for the Company's Common Stock. It is anticipated that the initial public offering price will be between $20.00 and $22.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for listing on the New York Stock Exchange under the trading symbol "MWY," subject to official notice of issuance.

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                        PRICE             UNDERWRITING            PROCEEDS
                                      TO PUBLIC            DISCOUNT(1)          TO COMPANY(2)
-------------------------------------------------------------------------------------------------
Per Share......................           $                     $                     $
Total(3).......................           $                     $                     $
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.

(2) Before deducting expenses of the Offering payable by the Company estimated
    at $          .

(3) The Underwriters have been granted an option, exercisable within 30 days from the date hereof, to purchase up to 765,000 additional shares of Common Stock at the Price to Public per share, less the Underwriting Discount, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $          , $          , and
    $          , respectively. See "Underwriting."
                            ------------------------

     The Shares are offered severally by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the Shares will be made
against payment on or about             , 1996 at the office of Oppenheimer &
Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.
                            ------------------------

OPPENHEIMER & CO., INC.
            HAMBRECHT & QUIST
                        UBS SECURITIES
                                     WASSERSTEIN PERELLA SECURITIES, INC.
               The date of this Prospectus is             , 1996.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                [COLOR PICTURES]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and pro forma financial information, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all financial information, share and per share data (i) assume no exercise of the Underwriters' over-allotment option, (ii) assume no exercise of currently outstanding stock options and (iii) give effect to a 33,400 for one stock split in the Company's Common Stock, par value $.01 per share (the "Common Stock"), to be effected immediately prior to the Offering. As used in this Prospectus, the terms "Company" and "Midway" refer collectively to Midway Games Inc. and its subsidiaries, unless the context otherwise requires. Pro forma financial information used in this Prospectus gives effect to the acquisition of Atari Games Corporation ("Atari Games") as if it had occurred on July 1, 1995.

                                  THE COMPANY

     Midway is a leading designer, publisher and marketer of interactive entertainment software played in both the coin-operated and home markets. Since the late 1970s, Midway has released many of the industry's leading games including Mortal Kombat (which line of games has sold over 10 million copies in the home market), Cruis'n USA, NBA Jam, Joust, Defender, Pacman and Space Invaders, and, through its recently acquired Atari Games subsidiary, such leading games as Area 51, Gauntlet, Centipede, Asteroids and Pong. Midway's games are available for play on all major dedicated home video game platforms, including Nintendo, Sony and Sega, and personal computers.

     Midway began to publish home video games based on its own coin-operated video games in September 1995 with the introduction of Mortal Kombat 3, the best selling home video game in the United States in 1995. Prior to that time, Midway had granted Acclaim Entertainment the right to publish home versions of most coin-operated video games released by Midway for a modest royalty. In preparation for the end of this arrangement and to maximize profitability, Midway developed and implemented a new strategy to begin to publish home versions of its coin-operated video games and expand the number of its coin-operated and home video game releases. As part of this strategy, in April 1994 Midway acquired Tradewest, a home video game development and distribution business, and in March 1996 Midway acquired Atari Games, a designer, publisher and marketer of interactive entertainment software. Midway also significantly increased its research and development expenditures to $32.5 million in fiscal 1996, up from $14.7 million in fiscal 1995. As a result of these efforts, in fiscal 1997 Midway expects to release approximately 12 coin-operated video games and publish approximately 20 home video games compared to four coin-operated video games and eight home video games in fiscal 1996.

     Midway's business strategy is based upon the following:

     - CREATE PORTFOLIO OF EXCITING GAMES -- The key to success in the video game business is to produce games that are fun and exciting to play, which requires the creative talents of experienced game designers. Midway employs over 250 game design personnel organized in teams comprised of programmers, artists, mechanical and electrical engineers, musicians and actors. The design teams are supported by state-of-the-art design technology that allows for the creation of cutting-edge three-dimensional graphics and advanced audio effects. Midway produces games in the action, simulation, adventure and sports categories.

     - EXPLOIT COIN-OPERATED PROVING GROUND -- Midway generally develops its video games for initial release in the coin-operated market. To be successful, a coin-operated video game must be action packed and fun, and provide enough excitement to encourage players to spend 50c almost every two minutes. Midway considers coin-operated games that sell at least 5,000 units and home games that sell at least 100,000 units per dedicated platform to be successful games. Midway's experience has been that a successful coin-operated video game is almost always a success in the home market. Each of the coin-operated video games released by Midway in the past four years which has sold at least 5,000 units has then sold at least 100,000 units for each major dedicated platform on which it was released in the home market. The significant benefits realized by Midway from this strategic approach are that (i) the results achieved in the initial coin-operated release are a meaningful indicator of the success the game might realize in the home market and help to determine the strategy which Midway will follow in releasing the game in the home market, (ii) the knowledge that a particular coin-operated video game is popular with consumers allows Midway to maximize profitability through simultaneous publication across multiple home platforms thereby spreading developmental, advertising and promotional costs over a greater number of units and (iii) a successful coin-operated game promotes sales for the subsequent home version of the game among the players exposed to the game in arcades and other coin-operated venues.

     - MAINTAIN PLATFORM INDEPENDENCE -- Midway develops games for all major dedicated home platforms (Nintendo, Sony and Sega) as well as for the personal computer. Midway is a leading developer of video games for the 32- and 64-bit game platforms, commonly referred to as "next generation" platforms, which are currently being marketed by hardware manufacturers. In fiscal 1997, Midway expects to release more games on the new Nintendo 64 platform than any developer other than Nintendo itself. Because it produces video games for multiple platforms, Midway is not dependent on any particular game platform. Midway believes it is well positioned for the rapid technological evolution that characterizes the home video game market.

     - EXPLOIT FRANCHISE AND LIBRARY VALUE -- Midway seeks to exploit its franchise properties such as Mortal Kombat. In fiscal 1997, Midway plans to release a new coin-operated game, Mortal Kombat 4, and three additional home games, Ultimate Mortal Kombat 3, Mortal Kombat Trilogy and an adventure game tentatively entitled Mortal Kombat Mythologies. An animated television series based on Mortal Kombat is scheduled to air in the fall of 1996, and a sequel to the movie version of Mortal Kombat is scheduled to be released in the summer of 1997. Midway also seeks to utilize its large library of video games to release "arcade classics" and updated versions of such classics. For the home market in fiscal 1997, Midway plans to release three collections of arcade classic games and Robotron X, a new version of a classic arcade game.

     - DEVELOP MULTI-SITE GAME PLAYING NETWORK -- Midway is testing its own proprietary multi-player interactive video game playing network technology known as Wavenet, allowing players to play against others located at remote coin-operated locations. This technology has consistently resulted in greater player utilization and profitability of games. As new on-line interactive formats develop for game playing, such as over the Internet or other networks, Midway intends to create a competitive advantage by exploiting its developing multi-player network technology.

     Midway's revenue increased to $245.4 million in fiscal 1996, from $180.5 million in fiscal 1995 and $121.9 million in fiscal 1994. Such growth resulted from the growth in Midway's revenues from home games which increased to $154.1 million in fiscal 1996 (63% of revenues), from $60.8 million in fiscal 1995 (34% of revenues) and $24.0 million in fiscal 1994 (20% of revenues). In fiscal 1997, Midway plans to release approximately 12 coin-operated video games, including Mortal Kombat 4, Cruis'n World and War Gods, and approximately 20 home video games, including Ultimate Mortal Kombat 3, Mortal Kombat Trilogy, Mortal Kombat Mythologies, Doom 64, Final Doom, War Gods, Area 51, The NHLPA & NHL Present Wayne Gretzky's 3D Hockey and NBA Hangtime.

     Midway's coin-operated video games are primarily sold through a worldwide network of distributors who in turn sell or lease such games directly to arcades and route operators. The Company currently markets and sells dedicated platform versions of its home video games in North America through a combination of direct sales by Midway's internal sales staff and independent sales representatives. Midway's principal customers for its home video games are mass merchandisers such as Toys-R-Us, Wal-Mart and Best Buy, national and regional retailers, discount store chains, video rental retailers and entertainment software distributors.

     Prior to the Offering, Midway was a wholly-owned subsidiary of WMS Industries Inc. WMS is a leading designer, manufacturer and marketer of coin-operated pinball and novelty games and gaming equipment. WMS also owns interests in hotels and casinos in Puerto Rico which WMS has announced it intends to spin off to its stockholders in early 1997. After the Offering, WMS will continue to provide certain management, administrative, sales, marketing and accounting and information services to Midway and will act as a contract manufacturer for Midway's coin-operated games. Immediately following the Offering, WMS will own approximately 86.8% of the outstanding shares of Common Stock (85.1% if the Underwriters' over-allotment option is exercised in full).

                                      THE OFFERING

Common Stock offered.............   5,100,000 shares.
Common Stock to be outstanding
  after the Offering(1)..........   38,500,000 shares.
Use of proceeds..................   For working capital and general corporate
                                    purposes, to pay dividend notes to WMS in
                                    the aggregate amount of $50.0 million and to
                                    repay other seasonal working capital
                                    borrowings from WMS. See "Use of Proceeds."
Proposed New York Stock Exchange
  symbol.........................   MWY

---------------

(1) Excludes 765,000 shares issuable upon exercise of the Underwriters' over-allotment option and 1,480,000 shares of Common Stock issuable upon the exercise of options which have been or will be granted prior to the Offering under the Company's Stock Option Plan exercisable at the initial offering price per share.


                                  RISK FACTORS

     An investment in the Shares being offered by this Prospectus involves certain risks associated with the Company's business, including the following:
(i) the Company's dependence on new product introductions and the possibility of delays in the introduction of new products; (ii) the Company's ability to anticipate and adapt to emerging technologies for its products; (iii) reliance by the Company on certain of its products; (iv) fluctuations in operating results and seasonality; (v) competition; (vi) product returns and price adjustments; (vii) the Company's dependence on dedicated platform manufacturers;
(viii) certain manufacturing risks; (ix) the Company's ability to procure intellectual property licenses and approvals; (x) dependence on key personnel;
(xii) voting control of the Company by WMS; (xiii) various conflicts of interest between the Company and WMS which could arise following the Offering; (xiv) the Company's lack of operating history as a stand-alone company; (xv) the Company's various continuing arrangements with WMS; (xvi) the absence of a public market and the possible volatility of the price of the Common Stock; (xvii) the immediate dilution in the tangible net book value per share of Common Stock; (xviii) the Company's dividend policy; (xix) various anti-takeover provisions; and (xx) the number of shares of Common Stock eligible for future sale. For a fuller discussion of these risk factors, see "Risk Factors."
                            ------------------------

     Midway(R) is a registered trademark of the Company. With the exception of trademarks licensed from third parties, titles to all of the Company's games referred to in this Prospectus are either registered trademarks of the Company or the subject of pending trademark applications. Nintendo(R), Super Nintendo Entertainment System(R), Game Boy(R) and Nintendo 64(R) are registered trademarks of Nintendo of America, Inc. Sega(R), Genesis(R), Game Gear(R) and Saturn(R) are registered trademarks of Sega of America, Inc. Sony PlayStation(R) is a registered trademark of Sony Computer Entertainment Inc. This Prospectus includes trademarks other than those identified in this paragraph. The use of any such trademark herein is in an editorial form only, and to the benefit of the owner thereof, with no intention of infringement of the trademark.
                            ------------------------

     The Company intends to distribute to its stockholders annual reports containing audited financial statements, certified by its independent certified public accountants, and to make available to its stockholders quarterly reports containing unaudited interim financial information for each of the first three quarters of each fiscal year.

                             SUMMARY FINANCIAL DATA

     The summary financial data set forth below for the fiscal years ended June 30, 1994, 1995 and 1996 have been derived from the audited combined financial statements of the Company for such periods. The combined financial statements for the fiscal years ended June 30, 1992 and 1993 have not been audited, but, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the results for such periods. The historical financial statements of the Company for the foregoing periods give effect as of July 1, 1996 to certain transfers of the portions of the pinball operations of WMS that were conducted by the Company and the transfer to the Company of the stock of certain subsidiaries of WMS that conduct the home video games business and the Atari Games business. See Note 2 to the Combined Financial Statements of the Company. The pro forma statement of income data gives effect to the acquisition of Atari Games as if it had occurred on July 1, 1995 and includes certain pro forma adjustments relating to the implementation of the Company's integration plan. The adjusted balance sheet data reflect the effect of the Offering and intended use of proceeds as if the Offering had been completed on June 30, 1996. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Combined Financial Statements of the Company and related notes thereto, the Unaudited Pro Forma Condensed Combined Statement of Income of the Company and other financial information included elsewhere in this Prospectus.

                                                       FISCAL YEARS ENDED JUNE 30,
                                      --------------------------------------------------------------
                                                                                              PRO
                                                                                             FORMA
                                       1992       1993     1994(1)      1995     1996(2)      1996
                                      -------   --------   --------   --------   --------   --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED STATEMENT OF INCOME DATA:
Revenues
  Home video........................  $ 1,960   $  1,806   $ 23,959   $ 60,839   $154,102   $206,651
  Coin-operated video...............   36,370     83,825     97,923    119,640     91,321    122,798
                                      -------   --------   --------   --------    -------    -------
          Total revenues............   38,330     85,631    121,882    180,479    245,423    329,449
Cost of sales.......................   22,967     51,753     62,679    101,752    140,056    192,527
                                      -------   --------   --------   --------    -------    -------
Gross profit........................   15,363     33,878     59,203     78,727    105,367    136,922
Research and development expense....    3,148      4,787      8,418     14,661     32,495     48,066
Selling expense.....................      654        975      1,603      9,692     22,815     34,785
Administrative expense..............    1,450      2,362      3,945      7,238      9,563     13,444
                                      -------   --------   --------   --------    -------    -------
Operating income....................   10,111     25,754     45,237     47,136     40,494     40,627
Interest income (expense), net......       54         --        221       (143)       271       (732)
                                      -------   --------   --------   --------    -------    -------
Income before tax provision.........   10,165     25,754     45,458     46,993     40,765     39,895
Provision for income taxes..........   (3,928)    (9,915)   (17,435)   (17,854)   (15,536)   (15,188)
                                      -------   --------   --------   --------    -------    -------
Net income..........................  $ 6,237   $ 15,839   $ 28,023   $ 29,139   $ 25,229   $ 24,707
                                      =======   ========   ========   ========    =======    =======
Pro forma earnings per share(3).....  $   .19   $    .47   $    .84   $    .87   $    .76   $    .74
                                      =======   ========   ========   ========    =======    =======
Pro forma shares outstanding(3).....   33,400     33,400     33,400     33,400     33,400     33,400
                                      =======   ========   ========   ========    =======    =======

                                                                           FISCAL YEAR ENDED
                                                                             JUNE 30, 1996
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
SELECTED BALANCE SHEET DATA:
Cash and cash equivalents...........................................    $  9,199      $  58,002
Working capital.....................................................     (11,618)        87,185
Total assets........................................................     118,262        167,065
Dividend notes(4)...................................................      50,000             --
Long-term debt(5)...................................................       7,863          7,863
Stockholders' equity................................................       5,488(6)     104,291

---------------
(1) The operating assets and business of Tradewest were acquired on April 29, 1994 and are being accounted for by the purchase method of accounting. See
    Note 4 to the Notes to Combined Financial Statements of the Company.

(2) Atari Games was acquired on March 29, 1996 and is being accounted for by the purchase method of accounting. See Note 4 to the Notes to Combined Financial Statements of the Company.

(3) Pro forma earnings per share and shares outstanding give effect to a 33,400 for one stock split in the Company's Common Stock to be effected immediately prior to the Offering.

(4) The Dividend Notes (as defined) were distributed to WMS as sole stockholder during fiscal 1996.

(5) Long-term debt consists of a portion of the purchase price for Atari Games.

(6) Represents WMS' net investment as sole stockholder of the Company prior to the Offering.

                                  RISK FACTORS

     An investment in the Shares being offered by this Prospectus involves a high degree of risk. In addition, this Prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry Overview,"
"Business -- General," "Business -- Strategy," "Business -- New Product Development," "Business -- Products," "Business -- Marketing and Distribution" and "Business -- Platform Licenses," as well as in the Prospectus generally. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in the Prospectus. Accordingly, prospective investors should consider carefully the following risk factors, in addition to the other information concerning the Company and its business contained in this Prospectus, before purchasing the Shares.

DEPENDENCE ON NEW PRODUCT INTRODUCTIONS; PRODUCT DELAYS

     The Company's success depends on generating revenue from new products and enhancements of existing products. The process of developing software products such as those offered by the Company is extremely complex and is expected to become more complex and expensive in the future as new platforms and technologies are introduced. See "Business -- New Product Development." In addition, consumer preferences for video games are difficult to predict, and few video game products achieve sustained market acceptance. There can be no assurance that new products introduced by the Company will achieve any significant degree of market acceptance, or that such acceptance will be sustained for any meaningful period. A significant delay in the introduction of one or more new products or enhancements or the failure of new products to achieve or sustain market acceptance would have a material adverse effect on the Company's business, operating results and financial condition.

TECHNOLOGICAL CHANGE

     The video game market, both in the coin-operated and home segments, is characterized by rapidly changing technology. The Company must continually anticipate and adapt its products to emerging technologies, including new hardware platforms. When the Company chooses to incorporate a new technology in its products or to publish or develop a product for a new platform, it may be required to make a substantial development investment one to two years in advance of initial shipment of such products. There can be no assurance that the Company will be able to identify accurately which emerging technologies will gain widespread acceptance. If the Company invests in the development of a video game that does not achieve significant commercial success, the Company's revenues from that product will be adversely affected and it may not recover its development costs. If the Company does not choose to pursue the development of products incorporating new technology or for new platforms that achieve significant commercial success, the Company's revenue growth may be adversely affected. In addition, consumers may defer purchasing software for use on existing platforms following the announcement of an introduction date for hardware platforms incorporating new technologies. Accordingly, sales of the Company's existing software products could be adversely affected by such announcements. There can be no assurance that the Company will be able to develop or acquire the expertise necessary to enable it to develop or market products for emerging technologies. See "Industry Overview -- Home Games."

RELIANCE ON MORTAL KOMBAT PRODUCTS

     On a pro forma basis, revenues from Mortal Kombat products accounted for approximately 34.9% and 17.1% of the Company's total revenues during fiscal 1996 and 1995, respectively. If Mortal Kombat products fail to continue to sell or if the Company fails to replace the Mortal Kombat products with additional products generating significant revenues, the Company's business, operating results and financial condition could be materially and adversely affected.

FLUCTUATIONS IN OPERATING RESULTS; SEASONALITY

     The Company has experienced and expects to continue to experience significant quarterly fluctuations in net sales and operating results due to a variety of factors, including fluctuations in the mix of products with varying profit margins sold by the Company, the size and rate of growth of the consumer software market, market acceptance of the Company's products and those of its competitors and dedicated platform manufacturers, development and promotional expenses relating to the introduction of new products or enhancements of existing products, the timing and success of product introductions, changes in pricing policies by the Company and its competitors, the accuracy of the Company's and retailers' forecasts of consumer demand, the timing of orders from major customers, order cancellations and delays in shipment. The Company's expense levels are based, in part, on its expectations regarding future sales and, as a result, operating results would be adversely affected by a decrease in sales or a failure to meet the Company's sales expectations.

     The acquisition agreements with respect to Atari Games and Tradewest both provide that a portion of each respective purchase price is payable in the future based on certain contingencies. If the maximum contingent purchase prices of Atari Games and Tradewest are paid, annual goodwill amortization charged to operations would increase by approximately $2,641,000 ($1,587,000 on an after tax basis) as compared to the amount charged to operations in fiscal 1996. See "Recent Acquisitions."

     While the coin-operated game business is not generally seasonal in nature, the home video game business is highly seasonal. Sales of home video games are typically significantly higher during the September and December quarters due to the year-end holiday buying season. Sales in other quarters are generally lower and vary significantly as a result of new product introductions and other factors. There can be no assurance that the Company will achieve consistent profitability on a quarterly or annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The video game business is intensely competitive and is characterized by the continuous introduction of new titles and the development of new technologies. The ability of the Company to compete successfully in this market is based, in large part, upon its ability to select and develop popular titles, to identify and obtain rights to commercially marketable intellectual properties and to adapt its products for use with new technologies. In addition, successful competition is also based upon price, access to retail shelf space in the case of home games, product enhancements, new product introductions, marketing support and distribution channels. The Company's competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing and product development resources than those of the Company.

     In the coin-operated market, the Company competes principally with foreign manufacturers such as Capcom, Konami, Namco, Sega and Taito.

     In the home market, the Company competes with Nintendo, Sony and Sega, the largest publishers of software for their respective systems. Due to their dominant position in the industry as primary manufacturers of dedicated platform hardware and software, Nintendo, Sony and Sega have a competitive advantage with respect to retail pricing, acquiring intellectual property licenses and securing shelf space. There can be no assurance that Nintendo, Sony or Sega will not increase their own software development efforts. The Company also currently competes in the United States and Canada with numerous companies licensed by Nintendo, Sony and Sega to develop software products for use with their respective hardware systems. These competitors include Acclaim, Activision, Capcom, Disney Interactive, Electronic Arts, Konami, Lucas Arts, Namco and Viacom New Media. Additionally, the Company's games which are sold for use on personal computers compete with entertainment software sold by companies such as Broderbund Software, CUC International, Electronic Arts, GT Interactive, Maxis and Spectrum Holobyte, among others. The entry and participation of new industries and companies, including diversified entertainment companies, in markets in which the Company competes may adversely affect the Company's performance in such markets.

     The Company believes that large diversified entertainment, cable and telecommunications companies, in addition to large software companies such as Microsoft, are increasing their focus on the interactive entertainment market, which will result in greater competition for the Company. In particular, many of the Company's competitors are developing on-line interactive games and interactive networks that will be competitive with the Company's interactive products. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition.

PRODUCT RETURNS AND PRICE ADJUSTMENTS

     In its home video game business, the Company accepts product returns for defective products and provides markdowns or other credits on varying terms in the event that the customer holds slow-moving inventory of the Company's home games. At the time of product shipment, the Company establishes reserves, including reserves under the Company's policies for price protection and returns of defective products, which estimate the potential for future returns of products based on historical return rates, seasonality of sales, retailer inventories of the Company's products and other factors. Product returns, markdowns and credits that exceed the Company's reserves could have a material adverse effect on the Company's business, operating results and financial condition. Although the Company maintains reserves which it believes to be adequate with respect to product returns and price reductions, there can be no assurance that the reserves established will not be exceeded.

DEPENDENCE ON DEDICATED PLATFORM MANUFACTURERS

     In fiscal 1996, sales of software products for use on the 16-bit Super Nintendo Entertainment System and Sega Genesis platforms represented approximately 47.5% and 31.0% respectively, of home video revenues. The Company has also developed games for the next generation 32- and 64-bit game platforms (Nintendo 64 platform, the Sony PlayStation platform and the Sega Saturn platform), which the Company expects will comprise a significant and increasing portion of its revenues in the coming years. If the popularity of home video games on dedicated hardware platforms materially declines, or if the Company were to lose its license to publish software from any of these companies, the Company's business would be materially and adversely affected.

     The Company is generally obligated to submit new games to the dedicated platform manufacturers for approval prior to development and/or manufacturing. Rejection or substantial delay in approval of a product by a dedicated platform manufacturer could have a material adverse effect on the Company's financial condition and results of operations. The Company has not experienced any significant delays in the approval process for any of its games in the past. However, there can be no assurance that the Company will not experience such delays in the future. The dedicated platform manufacturers may also limit the number of titles that the Company can release in any year, which may limit any future growth in sales.

     The Company depends on Nintendo, Sony and Sega for the protection of the intellectual property rights to their respective hardware platforms and technology, their ability to control the proliferation of new titles by licensees and others and their ability to discourage unauthorized persons from producing software for the Nintendo, Sony and Sega platforms. The Company also relies upon the dedicated platform manufacturers for the manufacturing of software cartridges and CD-ROMs for the next generation platforms. See
"-- Manufacturing Risks," "Business -- Platform Licenses" and "-- Competition."

MANUFACTURING RISKS

     The manufacturing of the Company's home games is performed for the Company by third parties in accordance with the Company's specifications. While the Company has not to date experienced any material delays or interruptions in the manufacture of the Company's products, there can be no assurance that such delays or interruptions will not occur or, if any do occur, that they could be remedied without further delay and without materially and adversely affecting the Company's business, operating results or financial condition. Unanticipated delays in receipt of shipments or price increases from any of the Company's contract manufacturing sources could adversely affect the Company's business. See "Business -- Platform Licenses" and "-- Competition."

INTELLECTUAL PROPERTY LICENSES AND APPROVALS

     While the Company primarily seeks to develop original proprietary games, certain of the Company's games are based on properties or trademarks owned by third parties, such as the NBA, NFL, NHL or their respective players' associations, and licensed to the Company. The Company's future success may also be dependent upon its ability to procure licenses for additional popular intellectual properties. There is competition for such licenses, and there can be no assurance that the Company will be successful in acquiring additional intellectual property rights with significant commercial value. See
"Business -- Intellectual Property Licenses," "-- Patent, Trademark, Copyright and Product Protection" and "-- Competition."

     The Company's intellectual property licenses generally require that new products developed under such licenses be submitted to the licensor for approval prior to release. Such approval is generally discretionary. Rejection or delay in approval of a product by a licensor could have a material adverse effect on the Company's business, operating results and financial condition. While the Company has not experienced any significant delays in obtaining new product approvals from its licensors in the past, there can be no assurance that the Company will not experience delays in the future. The owners of intellectual property licensed by the Company generally reserve the right to protect such intellectual property against infringement. See "Business -- Intellectual Property Licenses."

DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends to a significant extent upon the performance of senior management and on its ability to continue to attract, motivate and retain highly qualified software developers. The loss of services of senior management, highly-qualified software developers or other key personnel could have a material adverse effect on the Company. Competition for highly skilled employees with technical, management, marketing, sales, product development and other specialized training is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Specifically, the Company may experience increased costs in order to attract and retain skilled employees.

     The Company has entered into a five year employment agreement with Neil D. Nicastro effective July 1, 1996, subject to the completion of the Offering, pursuant to which Mr. Nicastro will be employed as the Company's President and Chief Executive Officer. In addition, the Company has entered into an employment agreement expiring May 1, 1998 with Byron C. Cook, pursuant to which Mr. Cook serves as President and Chief Operating Officer of the Company's home video games subsidiary. See "Management -- Employment Agreements."

VOTING CONTROL BY WMS

     Upon completion of the Offering, WMS will beneficially own approximately 86.8% (85.1% if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock. Accordingly, WMS will have the ability to elect and remove the entire Board of Directors of the Company and to determine the outcome of all matters submitted to the Company's stockholders for approval. Voting control of the Company by WMS will have the effect of making it impossible for a third party to acquire a majority of the outstanding voting stock of the Company without the approval of WMS. See "Principal Stockholders," "Arrangements With WMS" and "Shares Eligible for Future Sale."

CONFLICTS OF INTEREST WITH WMS

     Certain of the Company's officers and directors are also officers, directors and stockholders of WMS, and may be subject to various conflicts of interest including, among others, the performance by the two companies under their existing agreements as well as the negotiation of any agreements required to be entered into in the future between these two parties. Additionally, the Company may be subject to various conflicts of interest arising from the relationship among it and WMS and their respective affiliates. The Negotiating Committee of the Company's Board of Directors will be responsible for the review and authorization of any agreement to be entered into in the future, and any modification to any existing agreement, between the Company and WMS. The Negotiating Committee will be comprised of two independent directors not otherwise affiliated with WMS or the Company. See "Arrangements With WMS" and "Management -- Committees of the Board of Directors."

     Mr. Neil D. Nicastro, the Chairman of the Board, President, Chief Executive Officer and Chief Operating Officer of the Company is also the President, Chief Executive Officer and Chief Operating Officer of WMS. Mr. Harold H. Bach, Jr., Mr. Kenneth J. Fedesna and Ms. Barbara M. Norman are officers of the Company and are full-time employees of WMS and various of its affiliates. Mr. Bach and Mr. Fedesna are also directors of the Company. Each of these key employees will devote such time to the business and affairs of the Company as the Board of Directors deems appropriate. However, each such person has other duties and responsibilities with WMS that may conflict with time which might otherwise be devoted to his duties with the Company. WMS has designated, among others, the following additional persons intended to become directors of the Company upon completion of the offering: Messrs. William C. Bartholomay, William E. McKenna, Norman J. Menell, Harvey Reich and Ira Sheinfeld. Each of the foregoing persons is also a director of WMS. See "Management" and "Arrangements With WMS."

LACK OF OPERATING HISTORY AS A STAND-ALONE COMPANY


     The Company has been a wholly-owned subsidiary of WMS since 1988, and prior to the Offering has not operated as a stand-alone business. Although the Company believes that cash flow from operations, net cash proceeds of the Offering (after deducting expenses and payment of the Dividend Notes) and amounts available under the Company's bank line of credit will be adequate to fund the Company's present anticipated needs, there can be no assurance that the Company's financial resources will be adequate for its continuing operations. Additionally, although WMS will continue to own approximately 86.8% (85.1% if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock after the Offering, WMS is not contractually obligated to provide the Company with any financial support in the future. Although WMS has provided seasonal working capital advances to the Company (the maximum amount of which during fiscal 1995 and 1996 was $25.7 million), the Company provided net cash to WMS of $17.1 million in fiscal 1995 and $19.5 million in fiscal 1996.


ARRANGEMENTS WITH WMS

     After the Offering, WMS will continue to provide certain management, administrative, sales, marketing, accounting and information services to the Company and will act as a contract manufacturer for the Company's coin-operated games. The cost of certain of these services will be a portion of the aggregate cost incurred by WMS allocated to the Company based upon the relative revenues of and/or units produced for the Company and the other amusement games businesses of WMS and other factors. As a result, the cost allocated to the Company will in part be dependent upon the performance of such other businesses. These arrangements are terminable by either the Company or WMS upon 180 days' notice. In the event the arrangements with WMS are terminated, the Company will need to create its own management infrastructure. There can be no assurance that the Company will be able to establish such an infrastructure promptly or without adverse effect. See "Arrangements with WMS -- Manufacturing and Services Agreement."

     The Company has been a member since 1988 of the consolidated group of corporations of which WMS was the common parent for federal income tax purposes (the "WMS Group"). Therefore, the Company is jointly and severally liable for any federal tax liability incurred by the WMS Group. The Company and WMS have entered into a sharing agreement with respect to tax matters (the "Tax Sharing Agreement"). The Tax Sharing Agreement is not binding on the Internal Revenue Service (the "IRS") or upon state, local or foreign taxing authorities. The effectiveness of the Tax Sharing Agreement is therefore dependent on each member of the WMS Group having the ability to pay its relative share of taxes. Because the IRS or other taxing authorities can be expected to seek payment from WMS prior to seeking payment from the individual group members, it is likely that the Company would seek to enforce any rights it may have against WMS for sharing at a time when WMS was unable to pay its proportionate share of taxes. See "Arrangements With WMS -- Tax Sharing Agreement."

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives of the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. See "Underwriting" for a discussion of the factors to be considered in the determination of the initial public offering price. Although the Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, there can be no assurance that an active trading market in the Common Stock will develop or, if it does develop, that it will be sustained after the completion of the Offering. There has been a history of significant volatility in the market prices of companies engaged in the interactive entertainment software industry. It is possible that the market price of the Common Stock will be highly volatile. Factors such as the timing and market acceptance of new product introductions by the Company, the introduction of new products by the Company's competitors, loss of key personnel of the Company, variations in quarterly operating results or changes in market conditions in the interactive entertainment software industry may have a significant impact on the market price of the Common Stock. In the past, the Company has experienced fluctuations in its operating results, and it is likely that in some future quarter the Company's revenue or operating results will be below the expectations of, and certain new products will not be introduced when anticipated by, market analysts and investors. In such event, the price of the Common Stock would likely be materially adversely affected. Market prices for the Common Stock following the Offering will be influenced by a number of factors, including quarterly variations in the financial results of the Company and its competitors, changes in earnings estimates by analysts, conditions in the interactive entertainment software industry, the financial markets and the overall economy.

DILUTION

     Purchasers of the Shares will experience immediate dilution of $18.88 in the net tangible book value per share of Common Stock. See "Dilution."

DIVIDEND POLICY


     The Company expects that it will retain all available earnings, if any, generated by its operations for the development and growth of its business and, except for payment of a previously declared dividend to WMS out of the proceeds of the Offering, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company's bank line of credit contains limitations on the ability of the Company to pay dividends. See "Dividend Policy."


ANTI-TAKEOVER PROVISIONS

     The Company's Board of Directors has the authority to issue shares of Preferred Stock and to determine the designations, preferences and rights and the qualifications or restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate actions, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company will, upon consummation of the Offering, be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, this statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Furthermore, certain other provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock."

     In addition, the preferred stock purchase rights to be issued pursuant to the Rights Agreement (as defined) will provide discount purchase rights to stockholders of the Company upon certain acquisitions of beneficial ownership of 10 percent or more of the outstanding shares of Common Stock. The effect of the foregoing may be to inhibit a change in control of the Company that may be beneficial to the Company's stockholders. See "Description of Capital
Stock -- Stockholder Rights Agreement."

SHARES ELIGIBLE FOR FUTURE SALE

     There will be 38,500,000 shares of Common Stock outstanding immediately following the Offering (39,265,000 shares if the Underwriters' over-allotment option is exercised in full). WMS owns 33,400,000 shares of Common Stock representing all of the outstanding shares of Common Stock prior to the Offering. All of such shares will be "restricted shares" for purposes of the Securities Act of 1933, as amended (the "Securities Act"). In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of Common Stock that have been outstanding and not held by an "affiliate" of the Company for a period of two years is entitled to sell such shares, subject to certain volume limitations and other restrictions, without registration under the Securities Act. The Company's officers and directors and WMS, the Company's sole stockholder prior to the Offering, have agreed not to offer, sell, contract to sell, pledge or grant any option to purchase or otherwise dispose of such securities for 180 days after the date of this Prospectus, without the prior written consent of Oppenheimer & Co., Inc. The Company has also agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock (other than shares issuable upon exercise of outstanding options) for a period of 180 days after the date of this Prospectus, without the prior written consent of Oppenheimer & Co., Inc., subject to certain limited exceptions. Such shares may thereafter be sold in the public market pursuant to Rule 144 under the Securities Act or pursuant to an effective registration statement. The Company has entered into a registration rights agreement with WMS pursuant to which the Company has agreed to file registration statements under certain circumstances and take other steps requested by WMS in order to enable WMS to sell its shares of Common Stock. See "Arrangements With WMS -- Registration Rights Agreement." Sales of a substantial number of shares of Common Stock in the public market could adversely affect the market price of the Common Stock. An additional 2,000,000 shares of Common Stock are reserved for issuance under the Company's Stock Option Plan, of which options for approximately 1,480,000 shares have been or will be granted prior to the Offering, subject to the consummation of the Offering. It is the Company's intention to register the shares underlying options granted under the Company's Stock Option Plan under the Securities Act shortly after the date of this Prospectus, and such shares may be sold in the public market at any time thereafter, subject to certain restrictions under Rule 144 with respect to shares held by affiliates of the Company and subject to certain vesting schedules applicable to such options and the aforementioned agreements restricting the ability of the Company's officers and directors and WMS to sell such shares for 180 days. See "Shares Eligible for Future Sale."

                                  THE COMPANY

     Prior to the Offering, the Company was a wholly-owned subsidiary of WMS Industries Inc. WMS is a leading designer, manufacturer and marketer of coin-operated pinball and novelty games and gaming equipment. WMS also owns interests in hotels and casinos in Puerto Rico which WMS has announced it intends to spin off to its stockholders in early 1997. After the Offering, WMS will continue to provide certain management, administrative, sales, marketing, accounting and information services to the Company and will act as a contract manufacturer for the Company's coin-operated games. See "Arrangements With WMS." Prior to the Offering, the Company also conducted certain aspects of the pinball operations of WMS' amusement games business, which operations were transferred to another subsidiary of WMS and the results of which are not included in the Company's results of operations.

     Immediately following the Offering, WMS will own approximately 86.8% of the outstanding shares of Common Stock (85.1% if the Underwriters' over-allotment option is exercised in full). As a result, WMS will have the ability to elect and remove the entire Board of Directors of the Company and to determine the outcome of all matters submitted to the Company's stockholders for approval.


     The Company is a Delaware corporation formed in July 1988. Its address is 3401 North California Avenue, Chicago, Illinois 60618, and its telephone number is 773-961-2222.


                              RECENT ACQUISITIONS

     In preparation for the end of the arrangements with Acclaim, the Company developed and implemented a new strategy to begin to publish home versions of its coin-operated video games and expand the number of coin-operated and home video game releases. As part of this strategy, in April 1994 Midway acquired Tradewest, a home video game development and distribution business, and in March 1996 Midway acquired Atari Games, a leading designer, publisher and marketer of interactive entertainment software.

     Tradewest. In April 1994, the Company acquired the operating assets and business of three commonly owned companies ("Tradewest"): Tradewest, Inc., Tradewest International, Inc., and The Leland Corporation. Tradewest was engaged in the business of developing, publishing and distributing home games for use on all major dedicated platform hardware systems and on personal computers. The purchase price for the assets acquired was set at five times the average annual pre-tax income of the acquired business during the four year period commencing May 1, 1994 with a minimum purchase price of $14.1 million, which was paid at the closing, and a maximum additional payment of $36.0 million during the four-year earn-out period. Over the first two years of the earn-out period, the Company has paid an aggregate sum of $14.4 million as additional purchase price.

     Atari Games. In March 1996, the Company expanded its game development capacity and library of video games through the acquisition by the Company's wholly-owned subsidiary, Midway Interactive Inc. ("Midway Interactive"), of all of the outstanding capital stock of Atari Games Corporation from Warner Communications Inc. ("Warner"), a subsidiary of Time Warner Inc. Atari Games, based in Milpitas, California, is also engaged in the business of developing, manufacturing, licensing, publishing and distributing coin-operated video games and interactive entertainment software for use in the home on all major dedicated platform hardware systems and on personal computers. The Company is in the process of integrating parts of the Atari Games business into the Company's coin-operated video game and home game business and eliminating redundancies to reduce Atari Games' operating costs. The integration plan in progress includes, among other things, closing certain domestic and international facilities, commencing coin-operated video game manufacturing under arrangements with WMS, and eliminating operations no longer conducted by Atari Games. In addition, sales, marketing and distribution of home games will be combined with the Company's home games operation. The cost of integrating the operations of Atari Games with the Company are included within an aggregate liability of $4.5 million which was recorded as part of the purchase price of Atari Games. Revenues from discontinued operations of Atari Games have been eliminated in the pro forma financial statements included elsewhere in this Prospectus. The integration activities described above are intended primarily to eliminate duplication with the Company's existing facilities and operations, and the

Company does not believe that its future revenues will be affected in any material respect as a result of the termination of these operations. The pro forma financial information gives effect to the acquisition of Atari Games as if it had occurred on July 1, 1995 and includes certain pro forma adjustments based on the Company's assimilation activities.

     The preliminary purchase price for the stock of Atari Games was $24.1 million, representing the net asset value of Atari Games as of the closing date including $19.0 million of working capital Warner was required to provide Atari Games. The purchase price is subject to adjustment based upon the balance sheet of Atari Games at March 29, 1996. The balance sheet of the Company at June 30, 1996 includes a receivable in the amount of $3.2 million representing the balance of the cash payment required to be made by Warner to increase the working capital of Atari Games to the agreed amount. Warner has not yet accepted the calculation of the final purchase price. In the event that Warner and the Company cannot agree on the balance sheet of Atari Games at March 29, 1996, the purchase agreement provides for mandatory arbitration of this matter. If the outcome of the arbitration is unfavorable to the Company and the loss provisions included in the March 29, 1996 balance sheet (as to which Warner has requested additional information which the Company is in the process of preparing) are not appropriate, then the amount of goodwill recognized in the purchase may increase.


     The purchase price for Atari Games is payable as follows: (i) $2.0 million was paid in cash at the closing, (ii) Midway Interactive delivered a non-recourse promissory note in the principal amount of $7.9 million (the "Two Year Note") in favor of Warner payable on March 29, 1998 and (iii) Atari Games delivered a non-recourse promissory note in the principal amount of $14.2 million (the "Four Year Note") in favor of Warner payable in semi-annual installments over four years (extendable by Atari Games for an additional three years under certain conditions) but payable only from 50% of any cash gross profit from the sale or distribution of certain products and intellectual property with respect thereto owned by Atari Games as of the closing date. The Two Year Note is secured by the capital stock of Atari Games. The Four Year Note bears interest at the rate of 7% per annum and the Two Year Note bears interest at a rate equal to the lesser of 6% per annum or the minimum applicable long-term federal rate in effect from time to time. The obligations of Midway Interactive under the Two Year Note and related security agreement may be satisfied by relinquishing the capital stock of Atari Games to Warner. The Four Year Note is secured by the products and intellectual property owned by Atari Games as of the closing date. The obligations of Atari Games under the Four Year Note and related security agreement may be satisfied after the fourth anniversary of the closing by transferring such products and intellectual property to Warner. As a result of the foregoing arrangements, Midway has the right to either (i) after the fourth anniversary of the closing, transfer such products and intellectual property to Warner if the obligations under the Four Year Note have not been discharged out of the specific sources from which it is payable or (ii) after the second anniversary of the closing, transfer the capital stock of Atari Games back to Warner if the Company elects not to pay the Two Year Note. The purchase of Atari Games included the right to use the Atari name in connection with coin-operated games, but not home games. The right to use the Atari name for home games is held by Atari Corp., a corporation unrelated to Warner or the Company.


                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Shares offered hereby, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by the Company, are estimated to be approximately $98.8 million ($113.7 million if the Underwriters' over-allotment option is exercised in full). The Company will use the proceeds of the Offering for working capital to support seasonal increases in accounts receivable and inventory and for general corporate purposes, to pay promissory notes in the aggregate amount of $50.0 million (the "Dividend Notes"), which Dividend Notes were distributed as a dividend to WMS as sole stockholder during fiscal 1996, and to repay seasonal working capital borrowings from WMS. The Divided Notes bear interest at a rate of 6% per annum and are payable on demand. A portion of the net proceeds may also be used to fund acquisitions related to the Company's business. The Company is not currently negotiating, nor does it have any commitments or understandings with respect to, any acquisitions. Pending the use of the net proceeds for such purposes, the Company will invest such net proceeds in short-term, interest bearing securities.

                                    DILUTION

     The net tangible book value (deficit) of the Company's Common Stock as of June 30, 1996 (after giving effect to a 33,400 for one stock split to be effected immediately prior to the Offering) was approximately $(17.3 million) or $(.52) per share of Common Stock. "Net tangible book value" represents the total amount of the Company's tangible assets less the total amount of the Company's liabilities; "net tangible book value per share" means such amount divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the Shares in the Offering assuming an initial public offering price of $21.00 per share, and the application of the estimated net proceeds therefrom, the net tangible book value as adjusted of the Common Stock as of June 30, 1996 would have been approximately $81.5 million, or $2.12 per share. This represents an immediate increase in net tangible book value of $2.64 per share to the Company's current sole stockholder and an immediate dilution of $18.88 per share to new investors purchasing Shares in the Offering.

     The following table illustrates the dilution per share described above:

    Assumed initial public offering price...............................            $21.00
                                                                                    -------
                                                                                         -
      Net tangible book value (deficit) before the Offering.............  $(.52)
      Increase in net tangible book value per share attributable to new investors......................................................  $2.64
                                                                          ------
                                                                             --
    Net tangible book value as adjusted after the Offering..............            $ 2.12
                                                                                    -------
                                                                                         -
    Dilution to new investors...........................................            $18.88
                                                                                    ========

                                DIVIDEND POLICY


     The Company currently intends to retain any earnings for the development and expansion of its business. Accordingly, except for payment of the Dividend Notes to WMS out of the net proceeds of the Offering, the Company does not anticipate paying dividends on its Common Stock in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of the Company and will be dependent upon the Company's results of operations, financial condition, contractual restrictions, if any, and other factors deemed relevant by the Board. The Company's bank line of credit contains limitations on the ability of the Company to pay dividends.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1996 and such capitalization as adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Combined Financial Statements of the Company, the Unaudited Pro Forma Condensed Combined Statement of Income of the Company, the Unaudited Condensed Consolidated Financial Statements of Atari Games and the Consolidated Financial Statements of Atari Games included elsewhere in this Prospectus.

                                                                             JUNE 30, 1996
                                                                        ------------------------
                                                                        ACTUAL     AS ADJUSTED
                                                                        -------   --------------
                                                                             (IN THOUSANDS)
DEBT:
Short-term debt:
  Atari Games accrued payment.........................................  $ 3,286      $  3,286
  Dividend notes......................................................   50,000            --
                                                                        -------
Long-term debt:
  Atari Games purchase note...........................................  $ 7,863      $  7,863
                                                                        -------      --------
     Total debt.......................................................  $61,149      $ 11,149
STOCKHOLDERS' EQUITY:
  Stockholder's net investment........................................  $ 5,488
  Preferred stock, $.01 par value, 5,000,000 shares authorized........       --            --
  Common stock, $.01 par value, 100,000,000 shares authorized,
     33,400,000 shares outstanding and 38,500,000 shares outstanding
     as adjusted, respectively........................................                    385
  Additional paid-in capital..........................................                103,906
  Retained earnings...................................................
                                                                        -------      --------
     Total stockholders' equity.......................................  $ 5,488      $104,291
                                                                        -------      --------
     Total capitalization.............................................  $66,637      $115,440
                                                                        =======      ========

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below for the fiscal years ended June 30, 1994, 1995 and 1996 have been derived from the audited combined financial statements of the Company for such periods. The combined financial statements for the fiscal years ended June 30, 1992 and 1993 have not been audited, but, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the results for such periods. The historical financial statements of the Company for the foregoing periods give effect as of July 1, 1996 to certain transfers of the portions of the pinball operations of WMS that were conducted by the Company and the transfer to the Company of the stock of certain subsidiaries of WMS that conduct the home video games business and the Atari Games business. See Note 2 to the Combined Financial Statements of the Company. The pro forma statement of income data gives effect to the acquisition of Atari Games as if it had occurred on July 1, 1995 and includes certain pro forma adjustments relating to the implementation of the Company's integration plan. The adjusted balance sheet data reflect the effect of the Offering and intended use of proceeds as if the Offering had been completed on June 30, 1996. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Combined Financial Statements of the Company and related notes thereto, the Unaudited Pro Forma Condensed Combined Statement of Income of the Company and other financial information included elsewhere in this Prospectus.

                                                  FISCAL YEARS ENDED JUNE 30,
                            ------------------------------------------------------------------------
                                                                                              PRO
                                                                                             FORMA
                             1992         1993       1994(1)        1995       1996(2)        1996
                            -------     --------     --------     --------     --------     --------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED STATEMENT OF INCOME
  DATA:
Revenues
  Home video..............  $ 1,960     $  1,806     $ 23,959     $ 60,839     $154,102     $206,651
  Coin-operated video.....   36,370       83,825       97,923      119,640       91,321      122,798
                            -------     --------     --------     --------      -------      -------
          Total
            revenues......   38,330       85,631      121,882      180,479      245,423      329,449
Cost of sales.............   22,967       51,753       62,679      101,752      140,056      192,527
                            -------     --------     --------     --------      -------      -------
Gross profit..............   15,363       33,878       59,203       78,727      105,367      136,922
Research and development
  expense.................    3,148        4,787        8,418       14,661       32,495       48,066
Selling expense...........      654          975        1,603        9,692       22,815       34,785
Administrative expense....    1,450        2,362        3,945        7,238        9,563       13,444
                            -------     --------     --------     --------      -------      -------
Operating income..........   10,111       25,754       45,237       47,136       40,494       40,627
Interest income (expense),
  net.....................       54           --          221         (143)         271         (732)
                            -------     --------     --------     --------      -------      -------
Income before tax
  provision...............   10,165       25,754       45,458       46,993       40,765       39,895
Provision for income
  taxes...................   (3,928)      (9,915)     (17,435)     (17,854)     (15,536)     (15,188)
                            -------     --------     --------     --------      -------      -------
Net income................  $ 6,237     $ 15,839     $ 28,023     $ 29,139     $ 25,229     $ 24,707
                            =======     ========     ========     ========      =======      =======
Pro forma earnings per
  share(3)................  $   .19     $    .47     $    .84     $    .87     $    .76     $    .74
                            =======     ========     ========     ========      =======      =======
Pro forma shares
  outstanding(3)..........   33,400       33,400       33,400       33,400       33,400       33,400
                            =======     ========     ========     ========      =======      =======

                                                                                               AS
                                                                                            ADJUSTED
                                                                                            --------
SELECTED BALANCE SHEET
  DATA:
Cash and cash
  equivalents.............  $    --     $     --     $     --     $     --     $  9,199     $ 58,002
Working capital...........    3,116       15,140       24,407       27,327      (11,618)      87,185
Total assets..............    6,649       21,010       50,993       81,106      118,262      167,065
Dividend notes(4).........       --           --           --           --       50,000           --
Long-term debt(5).........       --           --           --           --        7,863        7,863
Stockholders' equity......    3,317(6)    15,580(6)    37,677(6)    49,752(6)     5,488(6)   104,291

---------------
(1) The operating assets and business of Tradewest were acquired on April 29, 1994 and are being accounted for by the purchase method of accounting. See
    Note 4 to the Notes to Combined Financial Statements of the Company.

(2) Atari Games was acquired on March 29, 1996 and is being accounted for by the purchase method of accounting. See Note 4 to the Notes to Combined Financial Statements of the Company.

(3) Pro forma earnings per share and shares outstanding give effect to a 33,400 for one stock split in the Company's Common Stock to be effected immediately prior to the Offering.

(4) The Dividend Notes were distributed to WMS as sole stockholder during fiscal 1996.

(5) Long-term debt consists of a portion of the purchase price for Atari Games.

(6) Represents WMS' net investment as sole stockholder of the Company prior to the Offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company has been in the coin-operated video game business for a number of years. The Company began to publish home video games based on its coin-operated video games in September 1995. Prior to that time, home video game revenues were derived from royalties received by the Company primarily from Acclaim Entertainment under an exclusive licensing agreement that expired in March 1995. In anticipation of the end of this arrangement, in April 1994 the Company acquired the operating assets and business of Tradewest, a home video game development and distribution business. The historical financial statements of the Company include the results of operations of the Tradewest business for two months of fiscal 1994 and for the full 1995 and 1996 fiscal years. Accordingly, comparisons of results of operations for such years may not be meaningful.

     As part of the Company's strategy to increase the number of its coin-operated and home video game releases, in March 1996 the Company acquired Atari Games, a publisher and distributor of home video games and coin-operated video games. The historical financial statements of the Company include the results of operations of Atari Games only for the period since its acquisition by the Company. The pro forma financial information included in this Prospectus gives effect to the acquisition of Atari Games as if it had occurred on July 1, 1995 and includes certain pro forma adjustments relating to the implementation of the Company's integration plan. The integration plan in progress includes, among other things, closing certain domestic and international facilities, commencing coin-operated video game manufacturing under arrangements with WMS, and eliminating operations no longer conducted by Atari Games. In addition, sales, marketing and distribution of home games will be combined with the Company's home games operation. Neither the historical financial statements of Atari Games nor the pro forma financial information included in this Prospectus are necessarily indicative of future results of operations of Atari Games given the business plan the Company is in the process of implementing for Atari Games including, among other things, substantial additional cost savings resulting primarily from personnel reductions completed by the Company which are not reflected in the pro forma financial information.

     The Company believes the fluctuation in coin-operated revenues during the last three fiscal years relates primarily to the number of units of hit games sold rather than changes in the size of the overall market or price increases. During fiscal 1994, 1995 and 1996, unit prices for the Company's coin-operated video games did not change materially. The Company believes that the market for coin-operated video games, particularly in the United States, is mature and stable and does not offer the potential for significant future growth. During the last three fiscal years, the Company sold a significant number of units of three coin-operated video games, Mortal Kombat II, Mortal Kombat 3 and Cruis'n USA.

     The Company intends to exploit the significant benefits it obtains selling home video games based on its own coin-operated video games. In September 1995 the Company published on several dedicated platforms its first home video game based on its own coin-operated game, Mortal Kombat 3. This game was the best selling home video game in the United States for 1995 and significantly increased home video revenues for the year ended June 30, 1996. The Company believes that its growth opportunities are largely in the home video game side of its business where the Company has significantly increased the number of scheduled game releases for fiscal 1997 and the number of games under development for future years.

     The Company sells home video games for dedicated platforms primarily in North America and licenses foreign distribution to others. The worldwide distribution of home video games for personal computers, as well as the distribution outside of North America for certain next generation home video platforms, were licensed to GT Interactive. Significant non-refundable licensing revenue was recorded when the distribution agreements were entered into ($25,000,000 in fiscal 1995 and $10,000,000 in fiscal 1996). Such license fees are recoupable by GT Interactive from the Company's share of future royalties which would otherwise be earned under these agreements. Therefore, the Company does not expect to generate significant, if any, further revenue from these arrangements in the next two years.

     In recent years, the home video game business has been based predominantly upon sales for the two leading dedicated platforms (Nintendo's Super Nintendo Entertainment System and Sega's Genesis system), both of which are based on 16-bit processors. In fiscal 1996, 78.5% of the Company's home revenues were derived from sales based on these two platforms. The Company believes that the home video game business is in a period of transition to the next generation of dedicated platforms based on 32- and 64-bit processors. According to reports by the Toy Retail Sales Tracking Service ("TRSTS"), sales of home video games for 32- and 64-bit platforms in the United States increased from 8.9% of total home video game sales for the first half of 1995 to 40.0% for the first half of 1996 and 50.9% for the month of June 1996. Sales of home video games for 16-bit platforms decreased from 72.6% of total home video game sales for the first half of 1995 to 48.1% for the first half of 1996 and 37.0% during the month of June 1996. While the installed base of 16-bit processor platforms continues to substantially exceed the installed base of next generation platforms, the Company anticipates that more than 50% of its fiscal 1997 home video revenues will be derived from the sale of games for these next generation platforms. The Company intends to continue to release games on each platform that becomes or remains a significant component of the home game business.

     The Company is dependent on WMS for the manufacture of coin-operated games as well as for certain other services including selling and administrative activities. The allocation by WMS of the cost of certain services to the Company is based in part on the relative revenues of and/or units produced for the Company and the other amusement games businesses of WMS and other factors. As a result, the cost allocated to the Company will in part be dependent upon the performance of such other businesses. Selling expenses for coin-operated video games (other than advertising and certain other expenses directly attributable to the Company) are also based on an allocation to the Company of a portion of sales and marketing expenses of WMS' amusement games business. Administrative expenses include management, legal and accounting expenses of WMS allocated to the Company based in part upon estimates of the percentage of time devoted to the Company by the personnel involved.

     The development of a new coin-operated video game generally takes 18 months or longer, and typically involves the expenditure of substantial funds, including development, testing and sampling costs. The conversion of a coin-operated video game to a home video game usually takes six to 12 months. In contrast, the majority of sales for both coin-operated and home versions of a game generally occur within the first few months after release. As a result, the Company must continually develop and release new games to generate additional revenues.

     The Company significantly increased its research and development expenses in each year since fiscal 1994 primarily to expand the number of coin-operated video games being introduced and the number of subsequent releases of home video game versions. Research and development expenses are expensed as incurred and include payments made to the game's designers after a game has been released based on revenues derived from such game.

     Revenues reflect reductions from gross sales due to returns, discounts and allowances. The Company generally establishes reserves at the time of shipment to provide for potential returns and price adjustments.

     The gross profit margin associated with home video games is generally higher than that realized by the Company for its coin-operated video games and, as a result, a shift in the Company's product mix will affect the Company's overall gross profit margin. The sale of home video games generally requires a higher level of advertising and marketing expenses than that required for coin-operated video games and, as a result, a shift in the Company's product mix should also affect the level of selling expense as a percentage of total revenues. A shift in the Company's product mix to home video games will generally have a positive impact on operating income, notwithstanding an increase in selling expense as a percentage of revenues, due to the concomitant increase in gross profit margin.

RESULTS OF OPERATIONS

     The following table sets forth for the years indicated certain items in or derived from the Company's combined statements of income expressed as a percentage of revenues:

                                                                               JUNE 30,
                                                                     ----------------------------
                                                                       1994       1995      1996
                                                                     --------     -----     -----
Revenues
  Home video.......................................................     19.7%      33.7%     62.8%
  Coin-operated video..............................................     80.3%      66.3%     37.2%
                                                                        ----       ----      ----
          Total revenues...........................................    100.0%     100.0%    100.0%
Cost of sales......................................................     51.5%      56.4%     57.1%
                                                                        ----       ----      ----
Gross profit.......................................................     48.5%      43.6%     42.9%
Research and development expense...................................      6.9%       8.1%     13.2%
Selling expense....................................................      1.3%       5.4%      9.3%
Administrative expense.............................................      3.2%       4.0%      3.9%
                                                                        ----       ----      ----
Operating income...................................................     37.1%      26.1%     16.5%
Interest income (expense), net.....................................      0.2%      (0.1)%     0.1%
                                                                        ----       ----      ----
Income before tax provision........................................     37.3%      26.0%     16.6%
Provision for income taxes.........................................     14.3%       9.9%      6.3%
                                                                        ----       ----      ----
Net income.........................................................     23.0%      16.1%     10.3%
                                                                        ====       ====      ====

FISCAL 1996 COMPARED WITH FISCAL 1995

     Revenues increased $64,944,000 or 36.0% from $180,479,000 in fiscal 1995 to $245,423,000 in fiscal 1996. Home video revenues include $10,000,000 in fiscal 1996 and $27,000,000 in fiscal 1995 from licensing the distribution of home video games for use on personal computers, licensing certain foreign distribution of home video games and certain other licensing revenues (such licensing revenues, together with those described below with respect to fiscal 1994, are referred to herein as "Licensing Revenues") Excluding Licensing Revenues, home video game revenues increased $110,263,000 or 326% from $33,839,000 in fiscal 1995 to $144,102,000 in fiscal 1996. The increase in home video game revenues was due to the fact that the Company only began to publish home video games based on its coin-operated video games in fiscal 1996. Fiscal 1995 home video game revenues principally included revenue from those games that were in process of development by Tradewest at the time it was acquired by the Company in April 1994. Coin-operated video revenues decreased by 23.7% from $119,640,000 in fiscal 1995 to $91,321,000 in fiscal 1996. The decrease in coin-operated video revenues was primarily due to delays in the development of certain video games in fiscal 1996 and higher unit sales of certain coin-operated video games introduced in fiscal 1995 in comparison to unit sales in fiscal 1996.

     Gross profit increased $26,640,000 or 33.8% from $78,727,000 (43.6% of revenues) in fiscal 1995 to $105,367,000 (42.9% of revenues) in fiscal 1996. Excluding the effects of Licensing Revenues, gross profit increased $43,131,000 or 79.1% from $54,538,000 (35.6% of related revenues) in fiscal 1995 to $97,669,000 (41.5% of related revenues) in fiscal 1996. This increase in gross profit margin was primarily due to a shift in the Company's product mix to home video games.

     Research and development expenses increased $17,834,000 or 122% from $14,661,000 (8.1% of revenues) in fiscal 1995 to $32,495,000 (13.2% of revenues)
in fiscal 1996. The increase is primarily due to an increased number of games under development, including those of Atari Games in the three months ended June 30, 1996 and in part due to royalties paid to game designers as part of their compensation.

     Selling expense increased $13,123,000 or 135% from $9,692,000 in fiscal 1995 to $22,815,000 in fiscal 1996 primarily due to the shift in the Company's revenues from coin-operated video games to home video games.

     Administrative expense increased $2,325,000 or 32.1% from $7,238,000 (4.0% of revenues) in fiscal 1995 to $9,563,000 (3.9% of revenues) in fiscal 1996. The increase was primarily due to increased incentive based compensation in the home video game business resulting from increased sales of those games.

     Operating income decreased $6,642,000 or 14.1% from $47,136,000 (26.1% of revenues) in fiscal 1995 to $40,494,000 (16.5% of revenues) in fiscal 1996. Operating income includes $7,135,000 in fiscal 1996 and $23,239,000 in fiscal 1995 from Licensing Revenues. Excluding the effects of Licensing Revenues and, notwithstanding the $17,834,000 increase in research and development expense, operating income increased $9,462,000 or 39.6% from fiscal 1995 to fiscal 1996, primarily due to the increased sales of home video games.

     The provision for income taxes reflects federal and state income taxes and resulted in an effective rate of 38.1% in fiscal 1996 and 38% in fiscal 1995.

     Net income decreased $3,910,000 or 13.4% from $29,139,000 in fiscal 1995 to $25,229,000 in fiscal 1996. Net income includes $4,318,000 in fiscal 1996 and $14,562,000 in fiscal 1995 relating to Licensing Revenues. Excluding the effects of Licensing Revenues, net income increased $6,334,000 or 43.5% from $14,577,000 in fiscal 1995 to $20,911,000 in fiscal 1996. This increase in net income was primarily the result of the sizable increase in the sale of home video games based on the coin-operated version. The Company achieved this result notwithstanding the increase in research and development expense.

FISCAL 1995 COMPARED WITH FISCAL 1994

     Revenues increased $58,597,000 or 48.1% from $121,882,000 in fiscal 1994 to $180,479,000 in fiscal 1995. Home video revenues in fiscal 1995 include $27,000,000 of Licensing Revenues the distribution of home video games for use on personal computers, licensing certain foreign distribution of home video games and certain other licensing revenues. Home video revenues in fiscal 1994 include Licensing Revenues received from the Company's arrangements with Nintendo and certain other Licensing Revenues totaling $13,000,000. Excluding Licensing Revenues, home video revenues increased $22,880,000 or 209% from $10,959,000 in fiscal 1994 to $33,839,000 in fiscal 1995, primarily as a result of the acquisition of Tradewest. Coin-operated revenue increased $21,717,000 or 22.2% from $97,923,000 in fiscal 1994 to $119,640,000 in fiscal 1995 due to strong sales of three coin-operated video games introduced in fiscal 1995.

     Gross profit increased $19,524,000 or 33.0% from $59,203,000 (48.5% of revenues) in fiscal 1994 to $78,727,000 (43.6% of revenues) in fiscal 1995. Excluding the effects of Licensing Revenues, gross profit would have increased $8,335,000 or 18.0% from $46,203,000 (42.4% of related revenue) in fiscal 1994 to $54,538,000 (35.6% of related revenue) in fiscal 1995 as a result of increased sales. As a percentage of revenue, however, gross profit (excluding Licensing Revenues) decreased from 42.4% of related revenue in fiscal 1994 to 35.6% of related revenue in fiscal 1995 primarily as a result of significant royalty payments to the developer of one particular coin-operated video game sold in fiscal 1995.

     Research and development expense increased $6,243,000 or 74.2% from $8,418,000 (6.9% of revenues) in fiscal 1994 to $14,661,000 (8.1% of revenues)
in fiscal 1995. The increase was primarily due to the increased number of games under development which resulted in part from the acquisition of Tradewest.

     Selling expense increased $8,089,000 or 505% from $1,603,000 (1.3% of revenues) in fiscal 1994 to $9,692,000 (5.4% of revenues) in fiscal 1995. The increase in selling expense as a percentage of revenue was primarily the result of a shift in the Company's product mix to home video games (19.7% of revenues in fiscal 1994 and 33.7% of revenues in fiscal 1995).

     Administrative expense increased $3,293,000 or 83.5% from $3,945,000 (3.2% of revenues) in fiscal 1994 to $7,238,000 (4.0% of revenues) in fiscal 1995 primarily as a result of increased administrative expenses of the Company's Tradewest home video game business which was owned by the Company for the full year of fiscal 1995 and for only two months of fiscal 1994.

     Operating income increased $1,899,000 or 4.2% from $45,237,000 (37.1% of revenues) in fiscal 1994 to $47,136,000 (26.1% of revenues) in fiscal 1995. Operating income in fiscal 1995 includes $23,239,000 from the effects of Licensing Revenues. Operating income in fiscal 1994 includes $13,000,000 from the effects of

Licensing Revenues. Excluding the effects of Licensing Revenues, operating income decreased by $8,340,000 or 25.9% from $32,237,000 in fiscal 1994 to $23,897,000 in fiscal 1995. This decrease was primarily from the fact that the home video game business operated at a loss in fiscal 1995 and, as mentioned above, the lower gross profit on one coin-operated video game in fiscal 1995 requiring significant royalty payments.

     The provision for income taxes reflects federal and state income taxes and resulted in an effective rate of 38% in fiscal 1995 and 38.4% in fiscal 1994.

     Net income increased $1,116,000 or 4.0% from $28,023,000 in fiscal 1994 to $29,139,000 in fiscal 1995. Net income in fiscal 1995 includes $14,562,000 relating to Licensing Revenues and net income in fiscal 1994 includes $8,320,000 from Licensing Revenues. Excluding the effects of Licensing Revenues, net income decreased $5,126,000 or 26.0% from $19,703,000 in fiscal 1994 to $14,577,000 in fiscal 1995. The primary reasons for this decrease were the facts that the home video game business operated at a loss in fiscal 1995 and that there was lower gross profit on one licensed coin-operated video game sold in fiscal 1995.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth the Company's combined statement of income data for each of the quarters in the years ended June 30, 1996 and June 30, 1995. The historical financial information of the Company include the results of operations of Atari Games only for the period since its acquisition by the Company. This unaudited quarterly information has been prepared on the same basis as the Company's year end combined financial statements and, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                               FISCAL 1996 QUARTER ENDED
                                                      -------------------------------------------
                                                      9/30/95     12/31/95    3/31/96     6/30/96
                                                      -------     -------     -------     -------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues
  Home video........................................  $46,717     $72,173     $22,092     $13,120
  Coin-operated video...............................   21,221      16,989      20,983      32,128
                                                      -------     -------     -------     -------
     Total revenues.................................   67,938      89,162      43,075      45,248
Cost of sales.......................................   40,622      48,547      23,516      27,371
                                                      -------     -------     -------     -------
Gross profit........................................   27,316      40,615      19,559      17,877
Research and development expense....................    5,851       9,541       5,459      11,644
Selling expense.....................................    7,562       9,723       2,115       3,415
Administrative expense..............................    2,272       2,243       2,176       2,872
                                                      -------     -------     -------     -------
Operating income....................................   11,631      19,108       9,809         (54)
Interest income (expense), net......................      (47)       (372)        286         404
                                                      -------     -------     -------     -------
Income before tax provision.........................   11,584      18,736      10,095         350
Provision for income taxes..........................   (4,414)     (7,138)     (3,846)       (138)
                                                      -------     -------     -------     -------
Net income..........................................  $ 7,170     $11,598     $ 6,249     $   212
                                                      =======     =======     =======     =======
Pro forma earnings per share........................  $   .21     $   .35     $   .19     $   .01
                                                      =======     =======     =======     =======
Pro forma shares outstanding........................   33,400      33,400      33,400      33,400
                                                      =======     =======     =======     =======

                                                               FISCAL 1995 QUARTER ENDED
                                                      -------------------------------------------
                                                      9/30/94     12/31/94    3/31/95     6/30/95
                                                      -------     -------     -------     -------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues
  Home video........................................  $25,597     $12,869     $18,909     $ 3,464
  Coin-operated video...............................    8,656      42,932      22,678      45,374
                                                      -------     -------     -------     -------
     Total revenues.................................   34,253      55,801      41,587      48,838
Cost of sales.......................................   20,985      35,265      17,795      27,707
                                                      -------     -------     -------     -------
Gross profit........................................   13,268      20,536      23,792      21,131
Research and development expense....................    2,938       4,223       3,184       4,316
Selling expense.....................................    4,166       2,085       1,536       1,905
Administrative expense..............................    1,273       1,551       1,952       2,462
                                                      -------     -------     -------     -------
Operating income....................................    4,891      12,677      17,120      12,448
Interest income (expense), net......................      (89)        (31)         37         (60)
                                                      -------     -------     -------     -------
Income before tax provision.........................    4,802      12,646      17,157      12,388
Provision for income taxes..........................   (1,825)     (4,805)     (6,520)     (4,704)
                                                      -------     -------     -------     -------
Net income..........................................  $ 2,977     $ 7,841     $10,637     $ 7,684
                                                      =======     =======     =======     =======
Pro forma earnings per share........................  $   .09     $   .23     $   .32     $   .23
                                                      =======     =======     =======     =======
Pro forma shares outstanding........................   33,400      33,400      33,400      33,400
                                                      =======     =======     =======     =======

     Revenues for the quarters ended December 31, 1994, March 31, 1995, June 30, 1995 and March 31, 1996 included certain Licensing Revenues of $10,000,000, $15,000,000, $2,000,000 and $10,000,000, respectively, that increased net income by $5,184,000, $8,130,000, $1,248,000, and $4,318,000, respectively.

     The June 30, 1996 quarter included the operations of Atari Games after its acquisition on March 29, 1996. Research and development expense increased to $11,644,000 in the June 30, 1996 quarter in comparison to $5,459,000 in the March 31, 1996 quarter due primarily to inclusion of Atari Games.

LIQUIDITY AND CAPITAL RESOURCES

     The Company, except for its Atari Games subsidiary, has participated in the WMS central cash management system, pursuant to which all cash receipts are transferred to WMS and all cash disbursements are made by WMS. Seasonal cash needs have been provided by WMS. After completion of the Offering, the Company will conduct its own treasury activities.

     During fiscal 1996 and 1995, cash provided by operating activities, less cash used for investing activities, was $28,692,000 and $17,064,000, respectively, of which, $19,493,000 and $17,064,000, respectively, was retained by WMS. The $9,199,000 of cash at June 30, 1996 is cash at Atari Games.

     Cash provided by operating activities before changes in operating assets and liabilities, was $29,117,000 in fiscal 1996 and $39,151,000 in fiscal 1995. The decrease was primarily the result of a $7,664,000 decrease in deferred taxes, and to a lesser extent, lower net income.

     The changes in the operating assets and liabilities, as shown in the combined statements of cash flows, resulted in $6,162,000 of cash inflow in fiscal 1996, primarily due to a reduced receivables balance at June 30, 1996, compared with a cash outflow of $15,204,000 in fiscal 1995, which outflow was primarily due to an increased receivables balance at June 30, 1995, in part offset by higher accounts payable and accruals.


     The increase in accounts receivable and inventory at June 30, 1996 from the amounts thereof at June 30, 1995 resulted primarily from the acquisition of Atari Games. The Company does not expect that these increases will have any material effect on its long-term liquidity.


     Cash used by investing activities was $6,587,000 in fiscal 1996 and $6,883,000 in fiscal 1995. Cash used for the purchase of property and equipment was approximately the same in fiscal 1996 and 1995. Cash used for the additional purchase price of Tradewest was $11,476,000 in fiscal 1996 and $3,024,000 in fiscal 1995. On the date of acquisition Atari Games had cash in excess of the amount used for its acquisition resulting in a $7,996,000 increase in cash during fiscal 1996.

     During fiscal 1996 the Board of Directors of the Company declared a dividend and the Company issued $50,000,000 of Dividend Notes payable to WMS which bear interest at 6%. The net proceeds of the Offering are expected to be approximately $98,800,000 and will be used in part to pay the previously declared $50,000,000 Dividend Notes and all other amounts, if any, payable to WMS. The balance of the proceeds will be used for working capital.

     The home video business is highly seasonal and significant working capital is required to finance high levels of inventories and accounts receivable during certain months of the fiscal year. In addition, certain platform manufacturers that manufacture home video games for the Company require letters of credit for the full purchase price at the time a purchase order is accepted.


     The Company has been dependent upon WMS for its cash requirements. The Company has entered into a revolving credit agreement with a bank, subject to certain conditions including completion of the Offering, for the establishment of a line of credit for $50,000,000 and an additional letter of credit line of up to $30,000,000. The revolving credit agreement is for a one-year term and contains usual bank line of credit terms. Management believes that cash and cash equivalents, cash flow from operations, cash from the Offering added to working capital and amounts available under the line of credit will be adequate to fund the anticipated levels of inventories and accounts receivable required in the operation of the business and the Company's other presently anticipated needs, as well as pay any amounts due under the Tradewest and Atari Games acquisition agreements.

     The Company anticipates that capital expenditures in fiscal 1997 for property and equipment will not exceed $4,500,000. Such expenditures will be primarily for equipment used in research and development activities. Since WMS manufactures coin-operated video games for the Company in WMS' own facilities, the Company does not expect to make significant capital expenditures for manufacturing equipment or facilities in the immediate future.

IMPACT OF INFLATION

     During the past three years, the level of inflation affecting the Company has been relatively low. The ability of the Company to pass on future cost increases in the form of higher sales prices will continue to be dependent on the prevailing competitive environment and the acceptance of the Company's products in the market place.

SEASONALITY

     The home video game business is highly seasonal and historically has resulted in higher revenues and net income in the first and second quarters of the June 30 fiscal year due to customer purchases preceding the year-end retail holiday selling season. The coin-operated video game business has not historically been seasonal but quarterly revenues and net income usually increase when a coin-operated video game that achieves significant player appeal is introduced. See "Risk Factors -- Fluctuations in Operating Results; Seasonality."

                               INDUSTRY OVERVIEW

     Video games are sold in two primary formats -- coin-operated games distributed to arcades and route operators and home games for dedicated hardware platforms (Nintendo, Sony and Sega), portable game systems (Nintendo's Game Boy and Sega's Game Gear), and personal computers distributed to mass merchandisers, national and regional retailers, discount store chains, video rental retailers and entertainment software distributors. A successful video game may present the opportunity to exploit ancillary rights such as film, television and merchandising rights. The primary groups that play video games are male teenagers and young adults.

     The video game business has undergone significant consolidation in recent years, and the Company believes that significant barriers to entry into the video game business exist that make it difficult for new entrants to succeed. The video game business requires specialized creative talent capable of utilizing the sophisticated technological tools required to design the complex video games that characterize the business today. The cost of developing video games is high and likely to increase as technology continues to evolve. In the home video game business, distribution channels are dominated by a select group of companies, and access to retail shelf space is a significant competitive factor.

COIN-OPERATED GAMES

     Coin-operated video games utilize specialized technology and hardware platforms that permit greater design flexibility than dedicated home platforms which are limited by the design specifications of the particular platform. Coin-operated video games are manufactured in self-contained cabinetry containing large video screens that display the game. Multiple players can play the same game simultaneously, and games are generally designed to permit the players to play against each other, in addition to being able to play against the game itself. Most coin-operated video games cost 50c to play a game of approximately two minutes in duration. New technologies employed in the manufacturing of coin-operated video games utilize advanced video platforms in which digital images are mapped to computer generated polygons that allow for the creation of three-dimensional graphic images.

     Coin-operated games are sold through distributors to two primary customers -- arcades and route operators. The distributors typically provide product warranties to their customers and receive a price allowance from the manufacturer to cover warranty claims. A typical arcade is located in a shopping mall and operates numerous types of games, including video, pinball, novelty and redemption games. An arcade will often purchase multiple units of the most popular games. Route operators purchase coin-operated video games and provide the games on a revenue sharing basis to various establishments, such as restaurants, taverns, convenience stores and movie theaters, which typically install only a few games and only rarely lease multiple units of the same games for a particular location. The Company estimates that sales to route operators generally comprise between 45% and 50% of the coin-operated video game market.

     After introduction, a coin-operated video game will generally experience a product life cycle for a manufacturer of one to two years, although sales are generally concentrated in the first six to eight months after introduction.

     Coin-operated games are distributed throughout North America, Europe, and to a lesser extent to Australia and countries in Asia and South America. The Company believes that the market for coin-operated video games, particularly in the United States, is mature and stable and is unlikely to experience significant growth in the near-term. Growth in international markets may occur, if at all, in emerging markets rather than developed countries where the coin-operated video game market is also mature. The Company believes that Japan is the second largest market for coin-operated video games after the United States. However, United States manufacturers of coin-operated games have not as yet achieved meaningful sales in the Japanese market.

HOME GAMES

     Like coin-operated video games, interactive software programs for the home allow the consumer to participate actively in the outcome of the game. The interactive software publishing business involves the creation or acquisition of titles or intellectual property rights, the development of interactive software products based on these titles or rights, and the publication, marketing, merchandising, distribution and licensing of the resulting software products. This process in general involves converting software created for the coin-operated version of a game into software for use on the multiple platforms on which home games are released. The business is highly dependent on consumer tastes and preferences and on the commercial success of the hardware platforms for which the software is produced. The principal types of interactive hardware platforms are dedicated game systems, such as those manufactured by Nintendo, Sony and Sega, portable game systems and personal computers.

     According to a market study entitled U.S. and European Markets for Video Games and PC Entertainment Software conducted by Packaged Facts, in 1995 consumers spent approximately $4.1 billion in the United States and $733.9 million in Europe on video games for dedicated hardware platforms.

     Dedicated Platforms. Historically, no hardware platform or system has achieved long-term dominance in the interactive entertainment market. In 1986 and 1987 Nintendo and Sega, respectively, introduced 8-bit video game systems that, compared to existing personal computers available at the time, were low in price, easy to use and had sophisticated audio-video capabilities. In late 1989, Sega began shipping its Genesis system, a more-powerful 16-bit video game system. In August 1991, Nintendo introduced its 16-bit Super Nintendo Entertainment System. The aggregate installed base of the Super Nintendo Entertainment System and the Genesis system in the United States at the end of 1995 was approximately 39.7 million units. Today, the competition in the market for hardware platforms has intensified, with the introduction of 32-bit video game systems, planned introduction in the United States of the new 64-bit video game systems and the rising installed base of multimedia-enabled home computers.

     Sega and Sony each began distribution of their next generation 32-bit and 64-bit hardware systems (named Saturn and PlayStation, respectively) in Japan during the quarter ended December 1994. Sega began limited shipment of the Saturn in North America in May 1995, and Sony commenced shipping the PlayStation in North America in September 1995. The installed base of the Saturn system and the PlayStation system in the United States as of May 1996 was approximately 700,000 units and 1.4 million units, respectively. Nintendo shipped the Nintendo 64 system in Japan in June 1996 and in North America in September 1996. The Company believes that content providers with demonstrated capability for developing successful games will be in a position to develop games for whatever platforms achieve significant consumer acceptance.

     Most software products for dedicated platforms are currently sold in cartridge form. However, compact discs have recently become increasingly popular because they have substantially greater data storage capacity and substantially lower manufacturing costs than games in cartridge form. The newer Sony PlayStation and Sega Saturn platforms are based on CD-ROM technology.

     As the 16-bit cartridge market has matured, related hardware and software sales have declined and are expected to decline significantly further in fiscal 1997. The Company expects that the transition from 16-bit cartridge-based game machines to the advanced systems described above will continue.

     Portable Game Systems. Nintendo's release in 1989 of the Game Boy, a battery-operated, hand-held interactive entertainment system incorporating an 8-bit microprocessor, revolutionized the hand-held game machine market. Previously, the only hand-held games available were dedicated to a single game. Sega's color Game Gear hand-held system, released in 1991, competes directly with the Nintendo Game Boy. It is estimated that at the end of 1995, the installed base of hand held game systems was approximately 13 million and the number of software titles available for use with the Game Boy and the Game Gear were over 320 and 100, respectively. The market for video games on these platforms has declined in recent years and today does not comprise a material component of the video game business.

     Personal Computer Software. The introduction of faster microprocessors, graphics accelerator chips, high density disk drives, enhanced operating systems, and increases in memory and processing power have facilitated the development of more cost-effective, graphically oriented and user-friendly personal computer software. As personal computers have become more powerful, less expensive and easier to use, their use in both the home and business environments has expanded, resulting in increased demand for a wide variety of software products, including video games.

     New Technologies. Recent advances in digital processing, data storage, graphics, data compression and communications technologies have made possible a new range of interactive software products and services. A number of companies are developing technologies to permit the broadcast of interactive entertainment services directly via satellite, fiber optic cables, and telephone and cable television lines. Many companies are also developing on-line interactive games and interactive networks for playing video games.

                                    BUSINESS

GENERAL

     Midway is a leading designer, publisher and marketer of interactive entertainment software played in both the coin-operated and home markets. Since the late 1970s, Midway has released many of the industry's leading games including Mortal Kombat (which line of games has sold over 10 million copies in the home market), Cruis'n USA, NBA Jam, Joust, Defender, Pacman and Space Invaders, and, through its recently acquired Atari Games subsidiary, such leading games as Area 51, Gauntlet, Centipede, Asteroids and Pong. Midway's games are available for play on all major dedicated home video game platforms, including Nintendo, Sony and Sega, and personal computers.

     Midway began to publish home video games based on its own coin-operated video games in September 1995 with the introduction of Mortal Kombat 3, the best selling home video game in the United States in 1995 according to TRSTS reports. Prior to that time, Midway had granted Acclaim Entertainment the right to publish home versions of most coin-operated video games released by Midway for a modest royalty. In preparation for the end of this arrangement and to maximize profitability, Midway developed and implemented a new strategy to begin to publish home versions of its coin-operated video games and expand the number of its coin-operated and home video game releases. As part of this strategy, in April 1994 Midway acquired Tradewest, a home video game development and distribution business, and in March 1996 Midway acquired Atari Games, a designer, publisher and marketer of interactive entertainment software. Midway also significantly increased its research and development expenditures to $32.5 million in fiscal 1996, up from $14.7 million in fiscal 1995. As a result of these efforts, in fiscal 1997 Midway expects to release approximately 12 coin-operated video games and publish approximately 20 home video games compared to four new coin-operated video games and eight new video home games in fiscal 1996.

     Midway's revenue increased to $245.4 million in fiscal 1996, from $180.5 million in fiscal 1995 and $121.9 million in fiscal 1994. Such growth resulted from the growth in Midway's revenues from home games which increased to $154.1 million in fiscal 1996 (63% of revenues), from $60.8 million in fiscal 1995 (34% of revenues) and $24.0 million in fiscal 1994 (20% of revenues). In fiscal 1997, Midway plans to release approximately 12 coin-operated video games, including Mortal Kombat 4, Cruis'n World and War Gods, and approximately 20 home video games, including Ultimate Mortal Kombat 3, Mortal Kombat Trilogy, Mortal Kombat Mythologies, Doom 64, Final Doom, War Gods, Area 51, The NHLPA & NHL Present Wayne Gretzky's 3D Hockey and NBA Hangtime.

     Midway's coin-operated video games are primarily sold through a worldwide network of distributors who in turn sell or lease such games directly to arcades and route operators. The Company currently markets and sells dedicated platform versions of its home video games in North America through a combination of direct sales by Midway's internal sales staff and independent sales representatives. Midway's principal customers for its home video games are mass merchandisers such as Toys-R-Us, Wal-Mart and Best Buy, national and regional retailers, discount store chains, video rental retailers and entertainment software distributors.

STRATEGY

     Midway's business strategy is based upon the following:

     - CREATE PORTFOLIO OF EXCITING GAMES -- The key to success in the video game business is to produce games that are the most fun and exciting to play, which requires the creative talents of experienced game designers. Midway employs over 250 game design personnel organized in teams comprised of programmers, artists, mechanical and electrical engineers, musicians and actors. The game design teams operate in a studio environment that encourages creativity, productivity and cooperation among design teams. Midway believes that this environment, together with a compensation structure that rewards design teams for the success of their games and a policy of providing design teams substantial independence and flexibility, enables Midway to attract and retain the best game designers in the industry. The design teams are supported by state-of-the-art design technology that allows for the creation of cutting-edge three-dimensional graphics and advanced audio effects. Midway produces games in the action, simulation, adventure and sports categories.

     - EXPLOIT COIN-OPERATED PROVING GROUND -- Midway generally develops its video games for initial release in the coin-operated market. To be successful, a coin-operated video game must be action packed and fun, and provide enough excitement to encourage players to spend 50c almost every two minutes. Midway considers coin-operated video games that sell at least 5,000 units and home games that sell at least 100,000 units per dedicated platform to be successful games. Midway's experience has been that a successful coin-operated game is almost always a success in the home market. Each of the coin-operated video games released by Midway in the past four years which has sold at least 5,000 units has then sold at least 100,000 units for each major dedicated platform on which it was released in the home market. The significant benefits realized by Midway from this strategic approach are that (i) the results achieved in the initial coin-operated release are a meaningful indicator of the success the game might realize in the home market and help to determine the strategy which Midway will follow in releasing the game in the home market, (ii) the knowledge that a particular coin-operated video game is popular with consumers allows Midway to maximize profitability through simultaneous publication across multiple home platforms thereby spreading developmental, advertising and promotional costs over a greater number of units and (iii) a successful coin-operated game promotes sales for subsequent home versions of the game among the players exposed to the game in arcades and other coin-operated venues.

     - MAINTAIN PLATFORM INDEPENDENCE -- Midway develops games for all major dedicated home platforms (Nintendo, Sony and Sega) as well as for the personal computer. Midway is a leading developer of video games for the next generation of 32- and 64-bit game platforms which are currently being marketed by hardware manufacturers. According to TRSTS reports, the Company was ranked sixth among 52 companies in sales of 32- and 64- bit home video games for each month during the period April 1996 through July 1996 (except for May 1996 when the Company ranked eighth). In August 1996, the Company ranked seventh in sales for these platforms. In fiscal 1997, based on publicly announced release date schedules, Midway expects to release more games on the new Nintendo 64 platform than any developer other than Nintendo itself. Because it produces video games for multiple platforms, Midway is not dependent on any particular game platform. Midway believes that, as a result of its relationships with the major home platform manufacturers, its game development expertise and its strategy of investing in advanced technology, it is well positioned for the rapid technological evolution that characterizes the home video game market.

     - EXPLOIT FRANCHISE AND LIBRARY VALUE -- Midway seeks to exploit its franchise properties such as Mortal Kombat. Midway has released four different coin-operated games under the Mortal Kombat title and published or licensed home versions of each of those games. Midway has also licensed a film adaptation of Mortal Kombat and granted merchandising licenses in the toy, clothing, comic book, strategy guides and other product lines. In fiscal 1997, Midway plans to release a new coin-operated game, Mortal Kombat 4, and three additional home games, Ultimate Mortal Kombat 3, Mortal Kombat Trilogy and an adventure game tentatively entitled Mortal Kombat Mythologies. An animated television series based on Mortal Kombat is scheduled to air in the fall of 1996, and a sequel to the movie version of Mortal Kombat is scheduled to be released in the summer of 1997. Midway also seeks to utilize its large library of video games to release "arcade classics" and updated versions of such classics. For the home market in fiscal 1997, Midway plans to release three collections of arcade classic games and Robotron X, a new version of a classic arcade game.

     - DEVELOP MULTI-SITE GAME PLAYING NETWORK -- Midway is testing its own proprietary multi-player interactive video game playing network technology known as Wavenet, allowing players to play against others located at remote coin-operated locations. This technology has consistently resulted in greater player utilization and profitability of games. As new on-line interactive formats develop for game playing, such as over the Internet or other networks, Midway intends to create a competitive advantage by exploiting its developing multi-player network technology.

     - INVEST IN ADVANCED TECHNOLOGY -- Midway has developed its own proprietary hardware and software for creating digitally texture mapped polygon images, which enable it to produce games with state-of-the-art visual simulations at cost levels that are attractive to Midway's customers. Midway has also created proprietary tools to facilitate the development of new products, the transfer of game features from one product to another and the transfer of existing products to additional hardware platforms. Midway believes its proprietary hardware and software have helped it to achieve and sustain a reputation for developing high quality products and to position itself for involvement in evolving technologies.

NEW PRODUCT DEVELOPMENT

     The Company's goal is to produce video games that are action packed and fun, and provide enough excitement to encourage players of a coin-operated version to spend 50c almost every two minutes. The Company's game design personnel are organized in teams comprised of programmers, artists, mechanical and electrical engineers, musicians and actors. The lead designers manage the work of the other team members and are responsible for the overall design of the game. Ideas for new games generally originate with the Company's lead designers. The Company also evaluates coin-operated games designed by others with a view toward obtaining licenses authorizing it to manufacture and sell such games. Each concept, whether from the Company's designers or from third parties, is reviewed initially for technical feasibility and evaluated relative to several factors, including whether the proposed product fits in the Company's general strategy and profitability objectives. The Company produces games in the action, simulation, adventure and sports categories.

     The game design teams operate in a studio environment that encourages creativity, productivity and cooperation among design teams. The Company believes that this environment, together with a compensation structure that rewards design teams for the success of their games and a policy of providing design teams substantial independence and flexibility, enables the Company to attract and retain game designers that are among the best in the industry.

     The designers are supported by state-of-the-art design technology that allows for the creation of cutting-edge three-dimensional graphics and advanced audio effects. The Company has developed and maintains a substantial library of proprietary software and development tools, including animation and digitally texture mapped polygon images that are used primarily in game products. Use of these tools streamlines the development process, allowing members of the development team to focus their efforts on the play and simulation aspects of the product under development. The Company has also developed software tools to expedite conversion of software from one hardware format to another and provide sound and special visual effects. The Company continually creates new software and development tools and refines and upgrades its existing tools.

     Development of a new coin-operated video game generally takes 18 months or longer, and typically involves the expenditure of substantial funds, including development, testing and sampling costs. The Company believes that the basic development costs of a coin-operated game can exceed $1.0 million and, depending on the specific hardware and software requirements, may cost up to $3.5 million per game. Because of changing technology during the past few years, both the time and cost to develop games have increased during the same period. Conversion of a coin-operated game to a home game usually takes six to 12 months, which period may overlap with the development period of the coin-operated version of the game. The Company utilizes both independent third parties and its own personnel to convert coin-operated games to home games. Converters are compensated in a variety of methods, including through participation in the success of the particular game. The Company is generally obligated to submit new games to the dedicated platform manufacturers for approval prior to development and/or manufacturing. Additionally, prior to release, each product undergoes careful quality assurance testing which involves technical review of each component of the final product and testing on the applicable dedicated platforms.

     The Company is testing its own proprietary multi-player interactive video game playing network known as Wavenet, allowing players to play against others located at remote coin-operated locations. This technology has consistently resulted in greater player utilization and profitability of games.

     During the fiscal years ended June 30, 1996, 1995 and 1994, approximately $32.5 million ($48.1 million on a pro forma basis), $14.7 million and $8.4 million, respectively, were expended on research and development. Certain features of the Company's products are protected by patents, trademarks and copyrights. The Company is both a licensor and licensee of these proprietary rights.

     Under the Company's arrangements with GT Interactive, the Company and GT Interactive share equally the cost to develop personal computer CD-ROM versions of those of the Company's video games that GT Interactive elects to release to the home market.

     The Company endeavors to comply with the rules established by a domestic ratings board voluntarily established by the home game industry and certain foreign countries' ratings boards and properly displays the ratings received for its products. The Company believes that ratings as to the violence contained in home games will not have an adverse effect upon the Company so long as such ratings are consistently applied throughout the industry.

PRODUCTS

     Coin-operated Games. The Company is one of the leading developers and marketers of coin-operated video games, having released since the late 1970s such titles as Mortal Kombat, Cruis'n USA, NBA Jam, Terminator 2, Joust, Robotron:2084, Ms. Pacman, Defender, Pacman and Space Invaders, and, through its recently acquired Atari Games subsidiary, such titles as Area 51, Hard Drivin, Gauntlet, Centipede, Missile Command, Break Out, Asteroids and Pong. In fiscal 1997, the Company plans to release approximately 12 new coin-operated video games, including Mortal Kombat 4, Cruis'n World and War Gods. During fiscal 1996, four coin-operated video games were introduced under the Midway name -- NBA Hangtime, Killer Instinct 2, Wrestlemania and Open Ice, and Atari Games released one coin-operated video game called Area 51. Also during fiscal 1996, the Company introduced TouchMaster, a touchscreen countertop game containing multiple game options. During fiscal 1995, three coin-operated video games were introduced under the Midway name -- Mortal Kombat 3, Cruis'n USA and Killer Instinct.


     At the March 1996 Amusement Operators Expo, Play Meter Magazine named Cruis'n USA the Best Dedicated Video Game and Mortal Kombat 3 the Best Video Game Conversion Kit. Additionally, the American Amusement Machine Association ("AAMA") named the Company its 1996 Manufacturer of the Year. Midway's Mortal Kombat 3 coin-operated video game conversion kit was awarded the AAMA 1996 Diamond Sales Achievement Award -- the highest category of award presented in any given year -- and several of the Company's other games won Platinum and Gold sales awards in 1996. At the September 1996 Amusement and Music Operators Association ("AMOA") trade show, Cruis'n USA was named Most Innovative Dedicated Video Game for the second year in a row, Area 51 was named Most Innovative Conversion Kit and Cruis'n World received an award for Best New Equipment among all forms of coin-operated amusement games. Additionally, Mortal Kombat 3 was named Most Played Conversion Kit at the September 1995 AMOA trade show. All three coin-operated video games introduced in fiscal 1995 received the AAMA 1995 Diamond Sales Achievement Award. Platinum and Gold awards went to two other Midway games.


     Coin-operated games are sold to distributors at prices ranging from $3,000 to $15,000. The Company also manufactures kits which can be used by the operator to convert an existing coin-operated cabinet to a new release. The kits are sold at prices ranging from $1,000 to $3,000.

     Home Games. The fiscal 1997 home game product line features approximately 20 titles, including Ultimate Mortal Kombat 3, Mortal Kombat Trilogy, Mortal Kombat Mythologies, NBA Hangtime, Doom 64, Final Doom, War Gods, Robotron X, The NHLPA & NHL Present Wayne Gretzky's 3D Hockey, Area 51 and several collections of arcade classics. During fiscal 1996, the Company published eight video games for the home market, including Mortal Kombat 3 and two games developed by Atari Games and released after its acquisition by the Company. During fiscal 1995, the Company published four video games for the home market which video games were developed for Tradewest and released after the acquisition of the Tradewest business by the Company. Most titles are published in multiple versions, each of which is designed for a specific dedicated platform. However, certain new games featuring advanced three-dimensional graphics can only be played on the next generation platforms.

     Most of the Company's home games have suggested retail prices ranging from $49.95 to $79.95.

                         1996 MIDWAY HOME GAME RELEASES

     The following table sets forth the games that were released by the Company (including games released by Atari Games after its acquisition by the Company) for the home market, directly or under licensing arrangements, during fiscal 1996, and the platforms on which each title may currently be used:

                  GAME                    CATEGORY                     PLATFORM(S)
    ---------------------------------    ----------    -------------------------------------------
    Arcades Greatest Hits*               Classic       PlayStation
    Doom                                 Action        Super Nintendo Entertainment System
    Doom Special PlayStation Edition     Action        PlayStation
    The Getaway*                         Action        Game Boy
    Island Casino                        Simulation    Personal Computer
    Mortal Kombat 3*                     Action        Super Nintendo Entertainment System
                                                       Game Boy
                                                       PlayStation
                                                       Genesis
                                                       Personal Computer
    Primal Rage*                         Action        Saturn
    Return Fire                          Action        PlayStation
    Ultimate Mortal Kombat 3*            Action        Saturn
    Williams Arcade Classics*            Classic       Personal Computer

---------------
* Based upon one or more previously released coin-operated games.

     In fiscal 1996, Atari Games released five home video games prior to its acquisition by the Company.

                    1997 MIDWAY HOME GAME SCHEDULED RELEASES

     The following table sets forth the games that are scheduled to be released by the Company for the home market, directly or under licensing arrangements, during fiscal 1997, and the platforms on which each title are intended for initial release:

                  GAME                    CATEGORY                     PLATFORM(S)
    ---------------------------------    ----------    -------------------------------------------
    Arcades Greatest Hits*               Classic       Super Nintendo Entertainment System
                                                       Saturn
                                                       Genesis
    Arcades Greatest Hits II*            Classic       PlayStation
    Arcades Greatest Hits III*           Classic       PlayStation
    Area 51*                             Action        PlayStation
                                                       Saturn
                                                       Personal Computer
    Doom 64                              Action        Nintendo 64
    Final Doom                           Action        PlayStation
    The NHLPA & NHL Present              Sports        Nintendo 64
      Wayne Gretzky's 3D Hockey*
    Mortal Kombat Mythologies            Adventure     PlayStation
    Mortal Kombat Trilogy*               Action        Nintendo 64
                                                       PlayStation
                                                       Personal Computer
    Ms. Pacman*                          Classic       Super Nintendo Entertainment System
    NBA Hangtime*                        Sports        Nintendo 64
                                                       Super Nintendo Entertainment System
                                                       PlayStation
                                                       Saturn
                                                       Genesis
                                                       Personal Computer
    Open Ice*                            Sports        PlayStation
                                                       Personal Computer
    Robotron X*                          Action        Nintendo 64
                                                       PlayStation
                                                       Personal Computer
    Ultimate Mortal Kombat 3*            Action        Super Nintendo Entertainment System
                                                       Genesis
    War Gods*                            Action        Nintendo 64
                                                       PlayStation
                                                       Personal Computer

---------------
* Based upon one or more previously released coin-operated games.

MARKETING AND DISTRIBUTION

     Coin-operated Games. Coin-operated video games are sold under the Midway and Atari trademarks. Coin-operated video games are marketed primarily through approximately 40 independent distributors worldwide. Distributors sell these products to operators who own and operate the machines and place them in amusement arcades, restaurants, taverns, convenience stores and movie theaters. Distributors are primarily responsible for the sale and distribution of these products in designated territories and are generally expected to provide replacement parts and service and to arrange for installment financing. It is customary for distributors of the Company's coin-operated video games also to distribute games produced by other manufacturers.

     Coin-operated games are marketed through trade shows, promotional videotapes and advertising in trade publications. The Company maintains separate sales and marketing teams for its Midway and Atari product lines.


     Export sales of coin-operated games, primarily to Western Europe, were approximately $25.3 million (10.3% of revenues) for the fiscal year ended June 30, 1996 compared with $40.0 million (22.2% of revenues) for the fiscal year ended June 30, 1995 and $29.9 million (24.5% of revenues) for the fiscal year ended June 30, 1994. Substantially all foreign sales are made in United States dollars and, therefore, the Company is not generally subject to the risk of fluctuation of the value of foreign currencies in relation to the dollar. The Company believes that while the loss of a single distributor could temporarily affect the distribution of a particular model, it would not have a material adverse effect on the business of the Company. In any such event, the Company believes it could make arrangements with alternate distributors for the distribution of the Company's coin-operated games.


     Home Games. The Company's home video games have been marketed under the Williams and Tradewest trademarks and Atari Games home games have been marketed under the Tengen and Time Warner Interactive trademarks. Commencing with the Company's fall 1996 product line, all home video games will be marketed under the Midway trademark.

     The Company began to publish home video games based on its own coin-operated video games in September 1995 with the introduction of Mortal Kombat 3, the best selling home video game in the United States in 1995. Prior to that time, the Company had granted Acclaim Entertainment the right to publish home video game versions of most coin-operated video games released by the Company. In fiscal 1997 Midway plans to release approximately 20 home video games.

     Home games are marketed in the United States through the Company's internal sales staff and through independent sales representatives to approximately 15,000 stores domestically, including mass merchandisers, national and regional retailers, discount store chains, video rental retailers and entertainment software distributors.

     The Company's marketing activities include television and print advertising, retail store promotions, direct mailings and user support programs. The Company also utilizes a store-oriented marketing approach which includes point-of-purchase promotions, use of display cards and other forms of merchandise displays. The Company's sales literature, which features advance information on new products, encourages potential users to purchase the Company's products at their local retail outlets, creating retail demand for new products before their release. The Company provides technical support for its home products through its customer support department, which is staffed by personnel trained to respond to customer inquiries.

     The Company's principal customers for its home video games are mass merchandisers such as Toys-R-Us, Wal-Mart and Best Buy. Sales to Toys-R-Us in fiscal 1996 represented 12.6% of total revenues. It is customary for the sales representatives and the distributors of the Company's home games who are assigned specific territories to also distribute games produced by other manufacturers. The Company exploits the worldwide markets for these games through direct distribution channels and market licensing agreements. These distribution efforts are supported by marketing programs which emphasize product awareness, brand recognition, dealer merchandising opportunities and established personality endorsements.

     The Company has also entered into strategic relationships for the distribution of home games. In December 1994, the Company appointed GT Interactive as distributor of certain of its games as adapted for personal computers worldwide. In March 1995, the Company also appointed GT Interactive as an international distributor (excluding the U.S., Canada and Mexico) of certain of the Company's domestically distributed home video games on several of the next generation platforms now being introduced, such as Sega Saturn and Sony PlayStation. The Company's personal computer and platform game distribution agreements with GT Interactive expire in March 2000 and June 2001, respectively, subject to various conditions under which each agreement may be extended if advances remain unrecouped. Games optioned under these agreements are licensed for varying terms. In March 1996, the Company entered into agreements with GT Interactive with respect to games developed by Atari Games, which agreements contain similar expiration and renewal provisions as the other agreements. Advances under the Atari Games agreements are recoupable in certain circumstances from royalties payable under the other agreements.

     Pursuant to the agreements with GT Interactive described above, GT Interactive is required to pay non-refundable license fees in the aggregate amount of $35.0 million, of which $21.7 million has previously been paid. GT Interactive will not be required to pay additional license fees to the Company unless certain sales levels are achieved. All of the license fees were recognized as revenue by the Company in the year in which the applicable agreement was entered into ($25.0 million in fiscal 1995 and $10.0 million in fiscal 1996). As a result, the Company does not expect that it will recognize significant further revenue from the exploitation of its games in the territories or on the platforms licensed to GT Interactive during at least the next two years. The royalties are contracted in United States dollars and, therefore, the Company is not generally subject to the risk of fluctuation of the value of foreign currencies in relation to the dollar. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     In March 1994, the Company formed a joint venture with Nintendo to develop video games on certain platforms being developed by Nintendo. The joint venture is owned 50% by each of the Company and Nintendo. In connection with the formation of the joint venture, the Company also entered into arrangements with Nintendo for the development of a version of Cruis'n USA for Nintendo 64. The joint venture has the right to distribute home versions of any coin-operated sequels of Cruis'n USA developed by the Company and the right of first negotiation with respect to distribution of home versions of any coin-operated video games developed by the Company on a new coin-operated platform being developed by Nintendo. To date, no home video games have been released through this joint venture.

     In September 1996, the Company entered into a master license agreement with Tiger Electronics, Inc. pursuant to which the Company granted Tiger the right to manufacture and distribute throughout the world certain liquid crystal display ("LCD") games based on certain of the Company's coin-operated video games and home games. The product categories licensed to Tiger include certain LCD game systems, including cartridges for Tiger's proprietary hand-held dot matrix LCD game system, and certain other electronic products. The initial term of the agreement with Tiger expires in December 2001, subject to certain renewal rights. The license agreements for specific products optioned under the master license agreement expire upon the later of the expiration of the master license agreement or 24 months after the prescribed release date.

MANUFACTURING

     Coin-operated Games. The Company's coin-operated games are manufactured by WMS at WMS' factories in Illinois pursuant to the Manufacturing and Services Agreement. See "Arrangements With WMS." The Company believes such arrangements and facilities are adequate for its current and planned production needs. Game production is generally based on advance purchase orders from distributors with respect to coin-operated games and no significant inventory of finished goods is customarily maintained.

     Coin-operated games had a backlog of orders at fiscal year end June 30, 1996, valued at approximately $7.9 million. Since the amount of backlog orders varies from the beginning to the end of a normal two-to three-month production process of a game, meaningful comparison of backlog orders can only be made at the same period during a production cycle and not at the end of fiscal years. The Company does not consider order backlog to be a meaningful indicator of future sales.

     Most coin-operated games are warranted for a period of 60 days, and home games are warranted for a period of 90 days. The costs incurred by the Company in connection with these warranties have been insignificant.

     The raw materials used in manufacturing coin-operated games include various metals, plastics, wood and glass obtained from numerous sources of supply. In addition, numerous component parts, including electronic subassemblies and video monitors, are purchased from suppliers. Wood cabinets for coin-operated games are manufactured by WMS' subsidiary Lenc-Smith Inc. pursuant to the Manufacturing and Services Agreement (See "Arrangements With WMS"), as well as by other outside suppliers. The Company believes that the sources of supply of component parts and raw materials are adequate and that substitute sources of materials are available.

     Software Products for Home Games. Manufacturing of home games for next generation platforms is performed for the Company by the developer of the game platform (i.e., Nintendo, Sony or Sega), as required by the applicable platform license. The Company is one of only a limited number of software publishers who have been granted the right by Nintendo and Sega to self-manufacture cartridges for their 16-bit platforms. For such platforms, the Company generally employs contract manufacturing sources in Mexico. Platform manufacturers typically retain the right to limit the number of games and approve timing of release under manufacturing and licensing arrangements. Home game production is based upon estimated demand for each specific title and the level of the inventory of finished goods depends upon the variance in market demand during the life of a specific game title. At the time a product is approved for manufacturing, the Company must provide certain of the platform manufacturers with a purchase order for that product and an irrevocable letter of credit for 100% of the purchase price. Most products manufactured by the dedicated platform manufacturers for the Company are purchased by the Company on an "as is" and "where is" basis and are delivered to the Company FOB place of manufacture and shipped at the Company's own expense and risk. Initial orders generally require 50 to 75 days to manufacture. Reorders generally require 50 days to manufacture although reorders of CD-ROM based platforms generally require only 14 days. Shipping of orders requires an additional three to 10 days, depending on the mode of transport and location of manufacturer.

     Upon arrival in the United States, products are inspected by customs agents and transferred to a bonded public warehouse facility where they are unpacked and shipped to the Company's customers. Products ordered for inventory are stored at the warehouse facility and used to fill additional orders as received. The Company is in the process of establishing its own leased warehouse facility from which to distribute its home games.

     The Company participates in the electronic data interchange program maintained by most of its largest customers for home games. This program allows the Company to monitor store inventory and schedule production to meet anticipated re-orders. Re-orders are generally filled by the Company within two days. As a result, home games traditionally have no backlog of orders.

     CD-ROM Based Software Products for Personal Computers. Under the Company's arrangements with GT Interactive, the Company and GT Interactive share equally the cost to develop personal computer CD-ROM versions of those of the Company's coin-operated video games that GT Interactive elects to release to the home market. Once GT Interactive so elects, it is responsible for and bears the cost of the manufacture of the CD-ROMs as well as all other costs related to the sale of these CD-ROMs.

PLATFORM LICENSES

     Under non-exclusive license arrangements with Nintendo, Sony and Sega, the Company has the right to develop and market software products for (i) Nintendo's Super Nintendo Entertainment System, Nintendo 64 and Game Boy platforms, (ii) Sony's PlayStation, and (iii) Sega's Genesis, Saturn and Game Gear platforms. Generally, no specific hardware license is required for the development and marketing of personal computer software. Certain of the platform license agreements or renewals of existing agreements are in the process of being finalized with the platform manufacturers. However, the Company and the platform manufacturers have proceeded as if the formal agreements were in place by approving new game concepts, manufacturing new home games and otherwise. The Company believes such informal arrangements are not uncommon in the home video game business. The Company does not believe there is any significant risk that the definitive platform license agreements will not be finalized on terms acceptable to the Company.

     Each dedicated platform manufacturer requires that the software and a prototype of each title, together with all related artwork and documentation, be submitted to such dedicated platform manufacturer, as applicable, for pre-publication approval. Such approval is generally discretionary. The Company bears all costs and expenses in connection with its development of games developed under its agreements with each of the dedicated platform manufacturers. Dedicated platform manufacturers charge the Company a fixed amount for each software cartridge or CD-ROM manufactured by such dedicated platform manufacturer. This charge includes a manufacturing, printing and packaging fee, as well as a royalty for the use of the manufacturer's name and proprietary information and technology, and may be subject to adjustment by such dedicated platform manufacturer in its discretion. The Company is responsible in most cases for resolving, at its own expense, any software warranty or repair claim. To date, the Company has not experienced any material software warranty claims.

     Certain platform license arrangements require that the Company bear the risk that the information and technology licensed from the dedicated platform manufacturers and incorporated into the Company's software may infringe the rights of third parties. The Company must indemnify the dedicated platform manufacturers against certain claims resulting from the development, marketing, sale or use of the Company's software products, including certain claims for copyright, patent or trademark infringement that may be brought against a dedicated platform manufacturer. To date, no dedicated platform manufacturer has sought indemnity for any liabilities incurred as a result of such lawsuits or for any legal expenses incurred in defending such lawsuits. No assurance can be given, however, that the Company's indemnification obligations under its license arrangements with the dedicated platform manufacturers will not have a material adverse effect on the Company's future results of operations or financial condition.

     The Company's licenses from dedicated platform manufacturers may be terminated by the manufacturer upon a breach or default by the Company, the Company's bankruptcy or insolvency, or upon the occurrence of certain other specified events. Generally, if a dedicated platform license is terminated by reason of breach by the Company, the Company will be required to destroy all of its inventory for use on such dedicated platform. Additionally, upon expiration of a dedicated platform license, the Company usually is provided a period of limited duration to sell off all its inventory subject to such license, after which time any remaining inventory is generally required to be destroyed.

     There can be no assurance that the Company's licenses with any of the dedicated platform manufacturers will be renewed upon expiration. Furthermore, there is no limit on the number of licenses that dedicated platform manufacturers may grant to others or on the number of titles that they may permit their licensees to publish or that they themselves may release in the future. Nintendo, Sony and Sega are the largest publishers of software for use on their respective systems and are direct competitors of the Company. See "Risk Factors -- Dependence on Dedicated Platform Manufacturers" and "-- Competition."

INTELLECTUAL PROPERTY LICENSES

     Certain of the Company's products relate to properties licensed from third parties, such as the NBA, NFL and NHL and their respective players' associations. Typically, the Company is obligated to make certain minimum guaranteed royalty payments over the term of the license and to advance payment against such guarantees. License agreements generally extend for a term of two to three years, are terminable in the event of material breach (including failure to pay any amounts owing to the licensor in a timely manner) by, or bankruptcy or insolvency of, the Company and certain other events, and, in some cases, are renewable upon payment of certain minimum guarantees or the attainment of specified sales levels during the term of the license. Certain licenses are limited to specific territories or platforms. Each license typically provides that the licensor retains the right to exploit the licensed property for all other purposes, including the right to license the property for use with other products and, in some cases, software for other interactive hardware platforms.

PATENT, TRADEMARK, COPYRIGHT AND PRODUCT PROTECTION

     Each software title may embody a number of separately protected intellectual property rights, including: (i) trademarks associated with elements of the game (e.g., the NBA team logos in NBA Hangtime); (ii) the trademarks under which the game is marketed (e.g., Mortal Kombat); (iii) the copyrights for the game software (including the game's audiovisual elements); (iv) copyrights for the software associated with the hardware platform and (v) the patents for inventions in the game software and hardware platforms.

     Each dedicated home game includes patents, copyrights and trademarks licensed from the platform manufacturer. Elements of certain of the Company's titles are owned by third parties and licensed to the Company. The Company relies on such third parties for protection of such intellectual property rights. Their failure to adequately protect such rights could have a material adverse effect on the Company.

     The Company has over 300 trademark registrations worldwide for its games and applies for trademark protection for all of its game titles, other than those licensed from third parties.

     The Company has registered the copyrights in the video game software for most of its owned coin-operated titles. Notwithstanding such copyright protection, preventing unauthorized duplication of software products is difficult and costly and, in the case of personal computer software, such unauthorized duplication is relatively common. The Company uses certain precautions to discourage unauthorized copying of its personal computer software products, including internal copy protection, which prevents or hinders normal copy routines. In addition, certain of the Company's personal computer products require the user to refer to materials shipped with the software in order to use the product. Despite these protections, the Company believes that these techniques can be, and in certain instances have been circumvented.

     The dedicated platform manufacturers have procured patents for certain of the technology utilized in connection with their respective home game systems. The dedicated platform manufacturers incorporate security devices in their cartridges, CD-ROMs and platforms which seek to prevent unlicensed software products from being played on their platforms. The Company does not own the trademarks, copyrights or patents, if any, covering the proprietary information and technology utilized in the dedicated platform manufacturers' cartridges or CD-ROMs. Accordingly, the Company relies upon each dedicated platform manufacturer for protection of such intellectual property from infringement and bears the risk of claims of infringement brought by third parties arising from the sale of software with respect to intellectual property supplied by third party developers and embodied in the Company's software products. The Company's agreements with these outside developers generally require the developers to indemnify the Company for costs and damages incurred in connection with such claims. No assurance can be given, however, that such software developers will have sufficient resources to indemnify the Company fully in respect of any such claims that may arise.

COMPETITION

     The video game business is intensely competitive and is characterized by the continuous introduction of new titles and the development of new technologies. The ability of the Company to compete successfully in this market is based, in large part, upon its ability to select and develop popular titles, to identify and obtain rights to commercially marketable intellectual properties and to adapt its products for use with new technologies. In addition, successful competition is also based upon price, access to retail shelf space in the case of home games, product enhancements, new product introductions, marketing support and distribution systems. The Company's competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing and product development resources than those of the Company.

     In the coin-operated market, the Company competes principally with foreign manufacturers such as Capcom, Konami, Namco, Sega and Taito.

     In the home market, the Company competes with Nintendo, Sony and Sega, the largest publishers of software for their respective systems. Due to their dominant position in the industry as primary manufacturers of dedicated platform hardware and software, Nintendo, Sony and Sega have a competitive advantage with respect to retail pricing, acquiring intellectual property licenses and securing shelf space. There can be no assurance that Nintendo, Sony or Sega will not increase their own software development efforts. The Company also currently competes in the United States and Canada with numerous companies licensed by Nintendo, Sony and Sega to develop software products for use with their respective systems. These competitors include Acclaim, Activision, Capcom, Disney Interactive, Electronic Arts, Konami, Lucas Arts, Namco and Viacom New Media. Additionally, the Company's games which are sold for use on personal computers compete with entertainment software sold by companies such as Broderbund Software, CUC International, Electronic Arts, GT Interactive, Maxis and Spectrum Holobyte, among others. The entry and participation of new industries and companies, including diversified entertainment companies, in markets in which the Company competes may adversely affect the Company's performance in such markets.

     The Company believes that large diversified entertainment, cable and telecommunications companies, in addition to large software companies such as Microsoft, are increasing their focus on the interactive entertainment market, which will result in greater competition for the Company. In particular, many of the Company's competitors are developing on-line interactive games and interactive networks that will be competitive with the Company's interactive products. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition.

EMPLOYEES

     At June 30, 1996, the Company had approximately 326 non-union employees.

PROPERTIES

     The Company's principal office is located at 3401 North California Avenue, Chicago, Illinois in premises owned by WMS. The following table contains certain information describing the general character of the Company's other properties, all of which are leased facilities.

                                                              APPROXIMATE                      LEASE
                                             PRINCIPAL          SQUARE                       EXPIRATION
               LOCATION                         USE             FOOTAGE     ANNUAL RENT($)      DATE
--------------------------------------  -------------------   -----------   --------------   ----------
2727 W. Roscoe Street.................  Game Design and           47,500        136,000        06/30/98
Chicago, IL                             Development
675 Sycamore Drive....................  Game Design and           84,501        593,196        07/31/05
Milpitas, CA                            Development and
                                        Sales and Marketing
10110 Mesa Rim Road...................  Game Design and           27,512        250,664        06/01/02
San Diego, CA                           Development
2400 S. Business 45...................  Office/Warehouse           5,000         30,000        05/01/99
Corsicana, TX
1800 S. Business 45...................  Sales and Marketing        6,000         38,400        09/01/97
Corsicana, TX
2820 Merrell Road.....................  Warehouse                 28,234         84,702        07/31/99
Dallas, TX

     The Company believes that its facilities and equipment will be suitable for the purposes for which they are employed, are adequately maintained and will be adequate for current requirements and projected normal growth.

LEGAL PROCEEDINGS

     The Company currently and from time to time is involved in litigation incidental to the conduct of its business. The Company is not currently a party to any lawsuit or proceeding which, in the opinion of the Company, is likely to have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY


     The following table sets forth certain information with respect to each director and executive officer of the Company. Mr. Neil D. Nicastro is the son of Mr. Louis J. Nicastro; otherwise, there is no family relationship between any of the directors or executive officers of the Company. Each director serves as a director until the Company's next annual meeting of stockholders and until their respective successors are duly elected and qualify. Each officer of the Company serves at the pleasure of the Board of Directors and until their respective successors are duly elected and qualify. Information given relates to calendar years.



           NAME              AGE                           POSITION
           ----              ---                           --------
Neil D. Nicastro...........   40     Chairman of the Board of Directors, President, Chief
                                     Executive Officer and Chief Operating Officer
Harold H. Bach, Jr. .......   64     Executive Vice President -- Finance, Treasurer and
                                     Chief Financial Officer and Director
Byron C. Cook..............   42     Executive Vice President -- Home Video and Director
Kenneth J. Fedesna.........   46     Executive Vice President -- Coin-Op Video and
                                     Director
Barbara M. Norman..........   58     Vice President, Secretary and General Counsel
William C. Bartholomay.....   68     Director
William E. McKenna.........   77     Director
Norman J. Menell...........   64     Director
Louis J. Nicastro..........   68     Director
Harvey Reich...............   67     Director
Ira S. Sheinfeld...........   58     Director
Richard D. White...........   42     Director


     The following directors comprise the Company's current Board of Directors:


     Neil D. Nicastro has been the President and Chief Operating Officer of the Company since July 1, 1991 and a Director since July 29, 1988. On July 26, 1996, Mr. Nicastro became Chairman of the Board of Directors and Chief Executive Officer of the Company, having served as Co-Chief Executive Officer and Chief Operating Officer since December 1, 1994. Mr. Nicastro served as President, and Chief Operating Officer (1991-1995), Treasurer (1991-1994), Executive Vice President and Treasurer (1989-1991) and Senior Vice President and Treasurer (1988-1989). Mr. Nicastro is also the President, Chief Executive Officer and Chief Operating Officer and a Director of WMS. Mr. Nicastro was elected President of WMS June 18, 1991 and Co-Chief Executive Officer August 29, 1994. He has also served as Chief Operating Officer of WMS since September 1990 and has been a Director of WMS since 1986. Additionally, Mr. Nicastro has served WMS as Treasurer (1986-1994), Executive Vice President (1988-1991), Senior Vice President (1987-1988), Vice President (1986-1987) and Director of Stockholder Relations (1981-1986).


     Harold H. Bach, Jr. became a Director, Executive Vice President -- Finance and Chief Financial Officer of the Company on August 30, 1996. Previously, Mr. Bach served as Senior Vice President -- Finance and Chief Financial Officer of the Company from September 17, 1990 to August 30, 1996, and he has served as Treasurer continuously since December 1, 1994. Additionally, Mr. Bach has served as Secretary of WMS from July 5, 1990 to June 15, 1992. He also assumed the positions of Treasurer of WMS effective September 13, 1994 and Vice
President -- Finance, Chief Financial and Chief Accounting Officer of WMS effective September 30, 1990. Prior to joining WMS, Mr. Bach was a partner in the accounting firms of Ernst & Young (1989-1990) and Arthur Young & Company (1967-1989).

     Byron C. Cook became a Director and Executive Vice President -- Home Video of the Company on August 30, 1996. Mr. Cook is also the President and Chief Operating Officer of Midway Home Entertainment Inc., a wholly-owned subsidiary of the Company, positions he assumed upon the acquisition of Tradewest in April 1994. Prior to the acquisition, Mr. Cook was President of Tradewest (1988-1994) as well as a co-founder thereof.

     Kenneth J. Fedesna became a Director and Executive Vice
President -- Coin-Op Video of the Company on August 30, 1996. Mr. Fedesna served as Vice President and General Manager of the Company from

July 29, 1988 to August 30, 1996. He has also been a Director of WMS since 1993 as well as Vice President and General Manager of Williams Electronics Games, Inc., a wholly-owned subsidiary of WMS, for in excess of five years.

     Barbara M. Norman has served as Vice President, Secretary and General Counsel to the Company since June 15, 1992, and she has also served as Vice President, Secretary and General Counsel of WMS since June 15, 1992. Prior thereto she was associated with the law firm of Whitman & Ransom, New York, New York (1990-1992) and served the Company and WMS as Vice President, Secretary and General Counsel during the periods 1988-1990 and 1986-1990, respectively.


     William C. Bartholomay is President of Near North National Group, Chicago, Illinois (insurance brokers) and Chairman of the Board of the Atlanta Braves (National League Baseball). He has served as Vice Chairman of Turner Broadcasting System, Inc., Atlanta, Georgia since April 1994 having also held that office during the period 1976-1992 and having served as a Director (1976-1994). He also served as Vice Chairman of the Board of Directors of Frank
B. Hall & Co. Inc. (1974-1990). Mr. Bartholomay has also served as a director of WMS since 1981 and was elected as a Director of the Company in October 1996.



     William E. McKenna has served as a General Partner of MCK Investment Company, Beverly Hills, California for in excess of five years. He also is a Director of California Amplifier, Inc., Calprop Corporation, Drexler Technology Corporation and Safeguard Health Enterprises, Inc. Mr. McKenna has also served as a director of WMS since 1981 and was elected as a Director of the Company in October 1996.



     Norman J. Menell has been Vice Chairman of the Board of Directors of WMS since 1990 and a Director of WMS since 1980. He also served as President (1988-1990), Chief Operating Officer (1986-1990) and Executive Vice President (1981-1988) of WMS and was elected as a Director of the Company in October 1996.



     Louis J. Nicastro became a Director of the Company on August 30, 1996. Mr. Nicastro also served as a Director of the Company from 1988 until June 26, 1996. Mr. Nicastro also served as Chairman of the Board and Co-Chief Executive Officer of the Company from December 1, 1994 to June 26, 1996, Chairman of the Board and Chief Executive Officer of the Company (1988-1994) and President of the Company (1988-1989 and 1990-1991). He has served as Chairman of the Board of Directors of WMS since its incorporation in 1974. Mr. Nicastro has also served WMS as Co-Chief Executive Officer (1994-1996), Chief Executive Officer (1974-1994), President (1985-1988 and 1990-1991) and Chief Operating Officer (1985-1986).



     Harvey Reich has been a member of the law firm of Robinson Brog Leinwand Greene Genovese & Gluck, P.C., New York, New York and its predecessor firms for in excess of five years. He has also served as a Director of WMS since 1983 and was elected as a Director of the Company in October 1996.



     Ira S. Sheinfeld has been a member of the law firm of Squadron, Ellenoff, Plesent & Sheinfeld LLP, New York, New York, for in excess of five years. He has also served as a Director of WMS since 1993 and was elected as a Director of the Company in October 1996.



     Richard D. White has been a Managing Director of Oppenheimer & Co., Inc., one of the Representatives of the Underwriters of the Offering, for in excess of five years and was elected as a Director of the Company in October 1996.



     WMS intends to designate one additional independent director after the completion of the Offering.


COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company has established, effective upon consummation of the Offering, two standing committees: an Audit Committee and a Compensation and Stock Option Committee.

     The Audit Committee is charged with meeting periodically with the independent auditors and Company personnel with respect to the adequacy of internal accounting controls, receiving and reviewing the recommendations of the independent auditors, recommending the appointment of auditors and reviewing the scope of the audit and the compensation of the independent auditors, reviewing consolidated financial statements and, generally, reviewing the Company's accounting policies and resolving potential conflicts of interest. The initial members of the Audit Committee will be Messrs. McKenna, Bartholomay, Sheinfeld and White.


     The Negotiating Committee of the Company's Board of Directors will be responsible for the review and authorization of any agreement to be entered into in the future, and any modification to any existing agreement, between the Company and WMS. See "Arrangements With WMS." The initial members of the Negotiating Committee will be Mr. White and the additional independent director to be named after the completion of the Offering.


     The Compensation and Stock Option Committee has general responsibility for determining the compensation and benefit policies and procedures of the Company and administers the Stock Option Plan, including the grant of awards under such plan. The initial members of the Compensation and Stock Option Committee will be Messrs. Reich and McKenna.

COMPENSATION OF DIRECTORS

     Upon consummation of the Offering, the Company will pay a fee of $22,500 per annum to each director who is not also an employee of the Company or any of its subsidiaries. Each such director who serves as the chairman of any committee of the Board of Directors will receive a further fee of $2,500 per annum for his services in such capacity and each other member of the Company's Audit Committee will receive an additional fee of $2,500 per annum.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Harvey Reich will serve as Chairman of the Company's Compensation and Stock Option Committee and Mr. William E. McKenna will serve as the sole additional member, neither of whom are employees or officers of the Company or any of its subsidiaries or had any relationship requiring disclosure herein by the Company other than that both serve on the Board of Directors of WMS.

EXECUTIVE COMPENSATION

     The executive officers of the Company (other than Mr. Byron C. Cook) received no compensation from the Company during the fiscal years ended June 30, 1996, 1995 or 1994. The Summary Compensation Table below sets forth the cash compensation paid by WMS (or in the case of Mr. Cook, by the Company) for service in all capacities (including on behalf of the Company) during the fiscal years ended June 30, 1996, 1995 and 1994 to each of the Company's executive officers who served during such period and whose compensation from WMS or the Company exceeded $100,000. After the Offering, compensation to Mr. Neil D. Nicastro for services on behalf of the Company will be paid directly by the Company. See "Employment Agreements" for a discussion of the employment agreement between the Company and Mr. Nicastro that will take effect upon the completion of the Offering. Pursuant to the Manufacturing and Services Agreement, after the Offering the compensation paid by WMS to the executive officers of the Company (other than Messrs. Nicastro and Cook) will be allocated to the Company based upon estimates by management of WMS of the percentage of time devoted to the Company. Management of the Company estimates that such executive officers will devote approximately 50% of their time to the Company. The results of operations for each of the fiscal years ended June 30, 1996, 1995 and 1994 include an allocation of the compensation of the Company's executive officers based on estimates by management of WMS. See "Arrangements With WMS."

                         SUMMARY COMPENSATION TABLE(1)

                                                                               OTHER
                                             ANNUAL COMPENSATION               ANNUAL         ALL OTHER
         NAME AND PRINCIPAL           ---------------------------------     COMPENSATION     COMPENSATION
              POSITION                YEAR     SALARY ($)     BONUS ($)         ($)              ($)
------------------------------------  ----     ----------     ---------     ------------     ------------
Neil D. Nicastro....................  1996       532,500       267,600             --            35,791(4)
  Chairman of the Board,              1995       532,500       489,100             --            35,762(4)
  Chief Executive Officer,            1994       532,500       741,600             --            35,742(4)
  President and Chief Operating
Officer
Harold H. Bach, Jr..................  1996       262,500        67,800             --                --
  Executive Vice President --         1995       250,000        67,800             --                --
  Finance, Treasurer and              1994       250,000       100,000             --                --
  Chief Financial Officer
Byron C. Cook.......................  1996       250,000       150,000             --                --
  Executive Vice                      1995       250,000            --             --                --
  President -- Home Video             1994        41,667            --             --                --
Kenneth J. Fedesna..................  1996       267,500        66,000             --             2,500(5)
  Executive Vice                      1995       250,000        66,000             --             2,500(5)
  President -- Coin-Op Video          1994       250,000       100,000             --                --
Barbara M. Norman...................  1996       157,500        27,200             --                --
  Vice President, Secretary           1995       150,000        27,200             --                --
  and General Counsel                 1994       150,000        40,000             --                --
Louis J. Nicastro...................  1996       832,500            --          6,127(3)        629,971(6)
  Director(2)                         1995       682,500       300,000          4,775(3)        409,784(6)
                                      1994       682,500       600,000          4,173(3)        327,252(6)

---------------
(1) Does not include options to purchase shares of WMS granted in fiscal 1994 and held by Mr. Neil D. Nicastro (700,000 shares), Mr. Bach (75,000 shares), Mr. Cook (200,000 shares), Mr. Fedesna (100,000 shares), Ms. Norman (75,000 shares) and Mr. Louis J. Nicastro (500,000). See "-- Stock Option Plan" for a discussion of options to acquire shares of Common Stock of the Company that will become effective upon the completion of the Offering.

(2) Mr. Louis J. Nicastro served as Chairman of the Board and Co-Chief Executive Officer of the Company until June 26, 1996.

(3) Amount shown is for tax gross-up payments.

(4) Amount shown for Mr. Neil D. Nicastro includes for fiscal 1996, 1995 and 1994 insurance premiums of $691, $662 and $642, respectively, and $35,100 each for fiscal 1996, 1995 and 1994 accrual for contractual retirement benefits.

(5) Amount shown for Mr. Fedesna includes insurance premiums.

(6) Amount shown is the accrual for contractual retirement benefits for Mr. Louis J. Nicastro.

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with Mr. Neil D. Nicastro which will become effective July 1, 1996, subject to the completion of the Offering. Pursuant to the employment agreement, Mr. Nicastro will be employed as the Company's President and Chief Executive Officer. The employment agreement provides for salaried compensation at the rate of $300,000 per annum, or such greater amount as may be determined by the Board of Directors, plus bonus compensation in an amount equal to two percent of the pre-tax income of the Company multiplied by the percentage of Common Stock outstanding which is not owned by WMS. The portion of Mr. Nicastro's bonus from WMS that is attributable to the pre-tax income of the Company will be charged to the Company pursuant to the Manufacturing and Services Agreement. The employment agreement will expire five years from the closing of the Offering, subject to automatic extensions in order that the term of Mr. Nicastro's employment shall at no time be less than three years. Upon Mr. Nicastro's retirement or death and for a period of seven years thereafter, the Company is required to pay to Mr. Nicastro or his designee, or if no designation is made, to his estate, for a period equal to the greater of the balance of the remaining term of the agreement or seven years, an annual benefit equal to one-half of the annual base salary being paid to him on such retirement or death, as the case may be, but in no event less than $150,000 per annum. Such benefits are payable notwithstanding Mr. Nicastro's termination of employment for any reason.

     The employment agreement provides that Mr. Nicastro shall devote such time to the business and affairs of the Company as is reasonably necessary to perform the duties of his position, except that he is not required to perform any duties or responsibilities which would be likely to result in non-compliance with or breach or violation of his employment agreement with WMS. Mr. Nicastro currently spends approximately 50% of his working time on the affairs of the Company and approximately 50% of his working time on the affairs of WMS.

     Mr. Nicastro is employed by WMS pursuant to an employment agreement which provides for, among other things, full participation in all benefit plans available to senior executives of WMS and for reimbursement of all medical and dental expenses incurred by him or his spouse and incurred by his children under the age of twenty-one. Mr. Nicastro's employment agreement with the Company provides that should WMS fail for any reason to provide the aforementioned benefits to Mr. Nicastro, the Company will provide such benefits to him at its expense. Additionally, the Company will provide Mr. Nicastro with $1,000,000 of life insurance coverage in addition to the standard amount provided to Company employees. The agreement further provides for full compensation during periods of illness or incapacity; however, the Company may give 30 days' notice of termination if such illness or incapacity disables Mr. Nicastro from performing his duties for a period of more than six months. Such termination notice becomes effective if full performance is not resumed within 30 days after such notice and maintained for a period of two months thereafter. The employment agreement may be terminated at the election of Mr. Nicastro upon the occurrence without his consent or acquiescence of any one or more of the following events: (i) the placement of Mr. Nicastro in a position of lesser stature or the assignment to Mr. Nicastro of duties, performance requirements or working conditions significantly different from or at variance with those presently in effect; (ii) the treatment of Mr. Nicastro in a manner which is in derogation of his status as a senior executive; (iii) the cessation of service of Mr. Nicastro as a member of the Board of Directors of the Company; (iv) the discontinuance or reduction of amounts payable or personal benefits available to Mr. Nicastro pursuant to such agreement; or (v) the requirement that Mr. Nicastro work outside his agreed upon metropolitan area. In any such event, and in the event the Company is deemed to have wrongfully terminated Mr. Nicastro's employment agreement under the terms thereof, the Company is obligated (a) to make a lump sum payment to Mr. Nicastro equal in amount to the sum of the aggregate base salary during the remaining term of his employment agreement (but in no event less than three times the highest base salary payable to him during the one-year period prior to such event), the bonus (assuming pre-tax income of the Company during the remainder of the term of the employment agreement is earned at the highest level achieved in either of the last two full fiscal years prior to such termination) and the retirement benefit (assuming the date of termination is his retirement date) otherwise payable under the terms of the employment agreement and (b) to purchase at the election of Mr. Nicastro all stock options held by him with respect to the Company's Common Stock at a price equal to the spread between the option price and the fair market price of such stock as defined in the agreement. The employment agreement may also be terminated at the election of Mr. Nicastro if individuals who presently constitute the Board of Directors, or successors approved by such Board members, cease for any reason to constitute at least a majority of the Board. Upon such an event, the Company may be required to purchase the stock options held by Mr. Nicastro and make payments similar to those described above.

     If payments made to Mr. Nicastro pursuant to the employment agreement after a change of control are considered "excess parachute payments" under the Internal Revenue Code Section 280G, additional compensation is required to be paid to Mr. Nicastro to the extent necessary to eliminate the economic effect on him of the resulting excise tax. Pursuant to Section 280G, in addition to income taxes, the recipient is subject to a 20% nondeductible excise tax on excess parachute payments. An excess parachute payment is a payment in the nature of compensation which is contingent on a change of ownership or effective control and which exceeds the portion of the base amount (i.e., the average compensation for the five-year period prior to the change of control) allocable to the payment. These rules apply only if the present value of all payments of compensation (including non-taxable fringe benefits) at the time of a change of control is at least equal to three times the base amount. Excess parachute payments are not deductible by the Company.

     Midway Home Entertainment Inc. ("Midway Home"), a wholly-owned subsidiary of the Company, has entered into an employment agreement with Mr. Byron C. Cook, pursuant to which Mr. Cook serves as President and Chief Operating Officer of Midway Home. The agreement expires May 1, 1998 and was entered into in connection with the Company's acquisition of Tradewest. Mr. Cook's current base salary is $300,000 per annum. During fiscal 1996, Mr. Cook also received a bonus of $150,000. Mr. Cook is entitled to participate in the Company's employee benefit plans generally available to executives of the Company. In addition, pursuant to the agreement on May 2, 1994, Mr. Cook was awarded non-qualified stock options to purchase 200,000 shares of WMS common stock. Mr. Cook has agreed not to engage in any competitive business with the Company in North America until May 2, 1999 so long as the Company continues to make salary payments pursuant to the agreement.

STOCK OPTION PLAN

     The Company's Stock Option Plan (the "Stock Option Plan") provides for the granting of stock options to directors, officers and employees and consultants and advisors of the Company and its subsidiaries. The Stock Option Plan is intended to encourage stock ownership by directors, officers, employees, consultants and advisors of the Company and its subsidiaries and thereby enhance their proprietary interest in the Company. The Stock Option Plan will be administered by the Compensation and Stock Option Committee of the Board of Directors. Subject to the provisions of the Stock Option Plan, the Compensation and Stock Option Committee shall have sole authority to determine which of the eligible directors, officers, employees consultants and advisors of the Company shall receive stock options, the terms, including applicable vesting periods, of such options, and the number of shares for which such options shall be granted.

     The total number of shares of the Company's Common Stock that may be purchased pursuant to stock options under the Stock Option Plan shall not exceed in the aggregate 2,000,000 shares. The option price per share with respect to each such option shall be determined by the Compensation and Stock Option Committee but shall not be less than 100% of the fair market value of the Company's Common Stock on the date such option is granted as determined by the Committee. The Stock Option Plan terminates in 2006 unless terminated earlier.

     Prior to the Offering, WMS, as sole stockholder of the Company, approved the adoption of the Stock Option Plan following approval by WMS' Stock Option Committee (the "WMS Committee") and Board of Directors.

     The following table summarizes options granted by the Company immediately prior to the Offering to the executive officers and directors of the Company. All the options set forth below were granted pursuant to the Company's Stock Option Plan and are exercisable at the initial public offering price.

                       OPTIONS GRANTED PRIOR TO OFFERING


                                                                           NUMBER OF SHARES
                                                                           OF COMMON STOCK
                                                                              SUBJECT TO
    NAME                                                                       OPTIONS
    ----                                                                   ----------------
    Neil D. Nicastro.....................................................         500,000
    Harold H. Bach, Jr...................................................         100,000
    Byron C. Cook........................................................         100,000
    Kenneth J. Fedesna...................................................         100,000
    Barbara M. Norman....................................................          25,000
    William C. Bartholomay...............................................          25,000
    William E. McKenna...................................................          25,000
    Norman J. Menell.....................................................          25,000
    Louis J. Nicastro....................................................          25,000
    Harvey Reich.........................................................          25,000
    Ira S. Sheinfeld.....................................................          25,000
    Richard D. White.....................................................          25,000



     The total number of options granted or to be granted prior to the Offering pursuant to the Stock Option Plan is 1,480,000.


                              CERTAIN TRANSACTIONS

     Mr. Byron C. Cook, Executive Vice President -- Home Video and a Director of the Company, owns a one-third interest in each of the three commonly owned companies which constitute Tradewest, the operating assets and business of which were acquired by the Company in April 1994.

     The purchase price for the assets acquired from Tradewest was set at five times the average annual pre-tax income of the acquired business during the four year period commencing May 1, 1994 with a minimum purchase price of $14.1 million, which was paid at the closing, and a maximum additional payment of $36.0 million to be paid during the four-year earn-out period. Over the first two years of the earn-out period, the Company has paid an aggregate sum of $14.4 million as additional purchase price. Over the remaining two years of the contract, the Company may be required to pay up to an additional $21.6 million in additional payments.

     Mr. Ira S. Sheinfeld is a member of the law firm of Squadron, Ellenoff, Plesent & Sheinfeld LLP which the Company and WMS retained to provide tax services during the 1996 fiscal year and which each proposes to retain for such services during the current fiscal year.


     Mr. Richard D. White, a Director of the Company, is a Managing Director of Oppenheimer & Co., Inc., which is one of the Representatives of the Underwriters of the Offering and which will receive compensation in connection therewith. See "Underwriting."

                             PRINCIPAL STOCKHOLDERS

CAPITAL STOCK OF THE COMPANY


     The following table sets forth certain information with respect to the ownership of Common Stock as of the date hereof, and as adjusted to reflect the sale of the Shares, for each of (i) WMS, (ii) each Director of the Company and
(iii) such Directors and Executive Officers of the Company as a group.



                                        SHARES BENEFICIALLY OWNED        SHARES BENEFICIALLY OWNED
                                          PRIOR TO THE OFFERING              AFTER THE OFFERING
                                       ----------------------------     ----------------------------
BENEFICIAL OWNER                       NUMBER(1)      PERCENTAGE(1)     NUMBER(1)      PERCENTAGE(1)
----------------                       ----------     -------------     ----------     -------------
WMS Industries Inc...................  33,400,000         100.0%        33,400,000       86.8%(4)
  3401 N. California Avenue
  Chicago, IL 60618
Neil D. Nicastro.....................          --            --            200,000(2)      *
Harold H. Bach, Jr. .................          --            --             40,000(2)      *
Byron C. Cook........................          --            --             40,000(2)      *
Kenneth J. Fedesna...................          --            --             40,000(2)      *
Louis J. Nicastro....................          --            --             25,000(3)      *
William C. Bartholomay...............          --            --             25,000(3)      *
William E. McKenna...................          --            --             25,000(3)      *
Norman J. Menell.....................          --            --             25,000(3)      *
Harvey Reich.........................          --            --             25,000(3)      *
Ira S. Sheinfeld.....................          --            --             25,000(3)      *
Richard D. White.....................          --            --             25,000(3)      *
Directors and Executive Officers as a
  Group (12 persons).................          --            --            505,000        1.4%(5)


---------------
 * Less than 1% of the number of outstanding shares of Common Stock on the date hereof.

(1) Pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, shares underlying options are deemed to be beneficially owned if the holder of the option has the right to acquire beneficial ownership of such shares within 60 days.

(2) Prior to and subject to the completion of the Offering, Messrs. Neil D. Nicastro, Bach, Cook and Fedesna were granted 500,000, 100,000, 100,000 and 100,000 options to purchase shares of Common Stock, respectively, of which 40% are immediately exercisable and the balance of which become exercisable in the future. See "Management -- Stock Option Plan."


(3) Represents options to acquire 25,000 shares of Common Stock granted immediately prior to the Offering.



(4) 85.1% if the Underwriters' over-allotment option is exercised in full.



(5) 1.3% if the Underwriters' over-allotment option is exercised in full.

CAPITAL STOCK OF WMS


     The following table sets forth certain information as of June 30, 1996 with respect to the beneficial ownership of the capital stock of WMS owned by persons known to be the beneficial owner of more than five percent of such stock, and each Director and Executive Officer of the Company or WMS.


                                                              NUMBER OF SHARES OF
                                                              COMMON STOCK OF WMS      PERCENT OF
NAME                                                         BENEFICIALLY OWNED(1)      CLASS(2)
----                                                         ---------------------     ----------
Sumner M. Redstone and
  National Amusements, Inc.................................         5,929,100(3)          24.5%
  200 Elm Street
  Dedham, MA 02026
FMR Corp...................................................         2,439,579(4)          10.1%
  82 Devonshire St.
  Boston, MA 02109
The Capital Group Companies, Inc.
  and Capital Research and Management Company..............         1,902,000(5)           7.9%
  333 South Hope Street
  Los Angeles, CA 90071
State of Wisconsin Investment Board........................         1,329,200(6)           5.5%
  P.O. Box 7842
  Madison, WI 53707
Neil D. Nicastro...........................................         6,791,100(7)          27.2%
Louis J. Nicastro..........................................         6,433,732(8)          25.8%
Harold H. Bach, Jr. .......................................            77,000(9)            *
Byron C. Cook..............................................           127,285(10)           *
Kenneth J. Fedesna.........................................           130,058(11)           *
Barbara M. Norman..........................................            90,000(9)            *
William C. Bartholomay.....................................            68,800(12)           *
William E. McKenna.........................................            52,594(12)           *
Norman J. Menell...........................................            52,216(12)           *
Harvey Reich...............................................            51,190(12)           *
Ira S. Sheinfeld...........................................            62,000(13)           *
Richard D. White...........................................                --              --
George R. Baker............................................            50,800(12)           *

---------------
  * Less than 1% of the number of outstanding shares of WMS common stock on June 30, 1996.

 (1) Pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, shares underlying options are deemed to be beneficially owned if the holder of the option has the right to acquire beneficial ownership of such shares within 60 days. Certain of such options as reported herein also require that WMS' common stock attain a market price of $35.00 per share prior to exercise (herein referred to as "Target Price Options").

 (2) For purposes of calculating the percentage of shares of WMS common stock owned by each director or officer, shares beneficially owned and issuable upon the exercise of his or her options exercisable within 60 days have been deemed to be outstanding.

 (3) The number of shares reported is based upon information contained in Amendment No. 19, dated September 21, 1995, to the Schedule 13D filed by Mr. Sumner M. Redstone with the Securities and Exchange Commission. Pursuant to such Schedule as amended, Mr. Redstone and National Amusements, Inc., a Maryland corporation, reported beneficial ownership of and sole investment power with respect to 3,033,800 and 2,895,300 shares, respectively, of the common stock of WMS and shared voting power with respect to such shares pursuant to a voting proxy agreement entered into with WMS and Messrs. Louis J. and Neil D. Nicastro. Mr. Redstone is the beneficial owner of 66 2/3% of the issued and outstanding shares of the common stock of National Amusements, Inc. In order for WMS to be permitted to manufacture and sell slot machines in Nevada, WMS and certain of its subsidiaries and Mr. Louis J. Nicastro and Mr. Neil D. Nicastro were required to be licensed or found suitable and were licensed or found suitable by the Nevada gaming regulators. Under applicable Nevada law and administrative procedure, as a greater than 10% stockholder of WMS, Mr. Sumner M. Redstone was required to apply and has an application pending with the Nevada gaming regulators for a finding of suitability as a stockholder of WMS. Pending completion of the processing of Mr. Redstone's application, Mr. Redstone and National Amusements, Inc. have granted to Mr. Louis J. Nicastro and, if he is unable to perform his duties, Mr. Neil D. Nicastro, a voting proxy for all of the shares of WMS common stock which they beneficially own.

 (4) The number of shares reported is based upon information contained in a
     Schedule 13G/A dated August 9, 1996 filed with the Securities and Exchange Commission by FMR Corp. Pursuant to such Schedule, FMR Corp. reported that Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, is the beneficial owner of 2,439,579 shares or 10.1% of WMS common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. FMR Corp. reported it has sole power to dispose of or direct the disposition of all of such shares but no power to vote such shares.

 (5) The number of shares reported is based upon information contained in a
     Schedule 13G dated February 9, 1996 filed with the Securities and Exchange Commission by The Capital Group Companies, Inc. ("CGC"). Pursuant to such
     Schedule 13G and accompanying documentation, CGC reported that Capital Research and Management Company, an Investment Adviser registered under
     Section 203 of the Investment Advisers Act of 1940, and Capital Guardian Trust Company, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, operating subsidiaries of CGC, exercised as of December 31, 1995, investment discretion with respect to 1,300,000 and 602,000 shares, respectively, or a combined total of 7.9% of the WMS' common stock which was owned by various institutional investors at that time.

 (6) The number of shares reported is based upon information contained in a
     Schedule 13G dated February 3, 1996 filed with the Securities and Exchange Commission by the State of Wisconsin Investment Board ("SWIB"), a governmental agency which manages public pension funds subject to provisions comparable to ERISA. The SWIB reported it had sole voting and dispositive power with respect to 1,329,200 shares of the WMS' common stock.

 (7) The number of shares reported as beneficially owned includes 5,929,100 shares owned by Sumner M. Redstone and National Amusements, Inc. for which the reporting person has shared voting power but no dispositive power. Additionally, the number of shares reported as beneficially owned includes 862,000 shares for which the reporting person has sole voting and sole dispositive power, 800,000 of which may be acquired pursuant to stock options, 500,000 of such options being Target Price Options.

 (8) The number of shares reported as beneficially owned includes 5,929,100 shares owned by Sumner M. Redstone and National Amusements, Inc. for which the reporting person has shared voting power but no dispositive power. Additionally, the number of shares reported as beneficially owned includes 500,000 shares for which the reporting person has sole voting and sole dispositive power, all of which may be acquired pursuant to Target Price Options.

 (9) Includes 75,000 shares of Target Price Options.

(10) Includes 100,000 shares of common stock which Mr. Cook has the right to acquire upon the exercise of stock options.

(11) Includes 130,000 shares of common stock which Mr. Fedesna has the right to acquire upon the exercise of stock options, 100,000 of which are Target Price Options.

(12) Includes 50,000 shares of Target Price Options.

(13) Includes 62,000 shares of common stock which Mr. Sheinfeld has the right to acquire upon the exercise of stock options, 50,000 of which are Target Price Options.

                             ARRANGEMENTS WITH WMS

     Prior to the Offering, the Company was a wholly-owned subsidiary of WMS. As a result of the Offering, WMS' beneficial ownership of Common Stock will be reduced from 100.0% to 86.8% (85.1% if the Underwriters' over-allotment option is exercised in full). A majority of the Company's directors are directors and/or officers of WMS. Additionally, several of the executive officers of the Company are officers and/or directors of WMS and will maintain such relationships with WMS after the closing of the Offering. See
"Management -- Directors and Executive Officers of the Company."

     In contemplation of the Offering, the Company and WMS entered into the following agreements.

MANUFACTURING AND SERVICES AGREEMENT

     The Company and WMS have entered into a Manufacturing and Services Agreement (the "Manufacturing and Services Agreement") with respect to various aspects of their future relationship. The Manufacturing and Services Agreement became effective as of July 1, 1996 and will continue in effect unless terminated (a) by either party for any reason upon 180 days' notice or (b) in the event of a material default, immediately at the election of the non-defaulting party. The Company also has the right, upon 180 days' notice, to terminate the manufacturing and related services provided by WMS while retaining WMS' other services. The Manufacturing and Services Agreement provides, among other things, that WMS will provide the Company with management, legal and administrative services and certain services for its coin-operated video games including, without limitation, (i) manufacturing; (ii) engineering support;
(iii) sales and marketing; (iv) warranty and field services; and (v) creative services. The aforementioned services will be provided to the Company upon terms which the Company believes are fair and reasonable. The parties have agreed that with respect to matters not specifically covered in the Manufacturing and Services Agreement, or if changes in business circumstances should cause the method of handling matters specifically covered to be unfair to either party, such matters will be referred to a negotiating committee consisting of two designees of each party.

     All of the Company's coin-operated video games will be manufactured and assembled by WMS at its facilities in Cicero and Waukegan, Illinois. Materials used in the manufacture of coin-operated video games will be purchased by Midway at its expense. Certain other manufacturing costs will be allocated based upon units produced for the Company and the other amusement games businesses of WMS. All labor costs associated with the manufacturing of coin-operated video games will be charged to the Company at actual cost to WMS. Certain management, legal and administrative expenses and sales and marketing expenses will be allocated based upon the revenues of and/or units produced for the Company and the other amusement games businesses of WMS or other methods appropriate for the allocation of the particular expense.

     For so long as the Manufacturing and Services Agreement remains in effect and for a period of five years thereafter, (i) WMS is precluded from engaging, directly or indirectly, in the business of designing, developing, manufacturing, marketing or distributing coin-operated or home video games (except for its activities on behalf of the Company) and (ii) the Company is precluded from engaging, directly or indirectly, in the business of designing, developing, manufacturing, marketing or distributing coin-operated pinball games, novelty games, video lottery terminals or gaming machines such as slot machines.

     The foregoing description of the Management and Services Agreement is qualified by reference to the Management and Services Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

TAX SHARING AGREEMENT

     The Company has been a member since 1988 of the WMS Group. Therefore, the Company is jointly and severally liable for any federal tax liability incurred by the WMS Group. The Company and WMS have entered into the Tax Sharing Agreement whereby WMS and the Company have agreed upon a method for (i) determining the amount which the Company must pay to WMS in respect of federal income taxes; (ii) compensating any member of the WMS Group for use of its net operating losses, tax credits and other tax benefits in arriving at the WMS Group tax liability as determined under the federal consolidated return regulations; and (iii) providing for the receipt of any refund arising from a carryback of net operating losses or tax credits from subsequent taxable years and for payments upon subsequent adjustments. The amount the Company is required to pay to WMS in respect of federal income taxes is determined as if the Company was filing a separate tax return. If any two or more members of the WMS Group are required to elect, or WMS elects to cause two or more members of the WMS Group to file combined or consolidated income tax returns under state or local income tax law, the financial consequences of such filings among such members shall be determined in a manner as similar as practicable to those provided for under the Tax Sharing Agreement for federal taxes. The Tax Sharing Agreement is not binding on the IRS or upon state, local or foreign taxing authorities. The effectiveness of the Tax Sharing Agreement is therefore dependent on each member of the WMS Group having the ability to pay its relative share of taxes. Because the IRS or other taxing authorities can be expected to seek payment from WMS prior to seeking payment from the individual group members, it is likely that the Company would seek to enforce any rights it may have against WMS for sharing at a time when WMS was unable to pay its proportionate share of taxes. The foregoing description of the Tax Sharing Agreement is qualified by reference to the Tax Sharing Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.


REGISTRATION RIGHTS AGREEMENT

     Prior to the consummation of the Offering, the Company entered into a registration rights agreement (the "Registration Rights Agreement") with WMS, pursuant to which the Company has agreed, upon the request of WMS, to file up to two registration statements under the Securities Act in order to permit WMS to offer and sell shares of Common Stock that WMS or its affiliates may beneficially own. The Company will pay all registration fees and expenses in connection with any requested registration, except that WMS will pay any underwriting discounts or commissions relating to shares owned by it and included in any such registration. WMS may not exercise these rights until 180 days after the closing of the Offering. The Company will not be required to comply with any request for registration unless the request involves at least 5% of the total number of the then outstanding shares of Common Stock. The Registration Rights Agreement also provides WMS the right to include its Common Stock holdings in certain Registration Statements covering offerings by the Company and the Company will pay all fees and expenses of such offerings other than underwriting discounts or commissions as they relate to WMS' shares. The Company will indemnify WMS and its officers, directors and controlling persons against certain liabilities in respect of any registrations or other offerings covered by the Registration Rights Agreement. WMS will indemnify the Company against any liability arising as a result of information provided by WMS and included in any offering document covered by the Registration Rights Agreement. The Company has the right to request WMS to delay any exercise by WMS of its rights to require registration and other actions for a period of up to 60 days under certain circumstances. WMS has further agreed that it will not include any Common Stock in any Registration Statement of the Company which, in the judgment of the underwriters for such offering, would adversely affect such offering by the Company. The rights of WMS under the Registration Rights Agreement are transferable to an assignee of WMS at its option. The foregoing description of the Registration Rights Agreement is qualified by reference to the Registration Rights Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

PATENT LICENSE AGREEMENT

     The Company and WMS have entered into a patent license agreement pursuant to which the Company and WMS each licensed to the other, on a perpetual, royalty-free basis, certain patents used in the development and manufacture of both coin-operated video games and video lottery terminals and other gaming machines.

                          DESCRIPTION OF CAPITAL STOCK

     Immediately prior to the consummation of the Offering, the Company will amend and restate its Certificate of Incorporation (the "Certificate of Incorporation") to, among other things, change its authorized capital stock to 100,000,000 shares of Common Stock, $.01 par value per share, of which 38,500,000 shares will be outstanding upon completion of the Offering (39,265,000 if the Underwriters' over-allotment option is exercised in full), and 5,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), of which no shares will be outstanding upon completion of the Offering, although shares of Series A Preferred Stock will be designated and reserved for issuance in connection with the Rights Agreement between the Company and The Bank of New York (the "Rights Agreement").

     The following summary description of the capital stock of the Company is qualified by reference to the Certificate of Incorporation and the Company's Bylaws (the "Bylaws"), a copy of each of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     Holders of shares of Common Stock vote as a single class on all matters submitted to a vote of the stockholders, including the election of directors, with each share of Common Stock entitled to one vote. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. Immediately following the Offering, WMS will have approximately 86.8% of the voting power of the outstanding shares of Common Stock (85.1% if the Underwriters' over-allotment is exercised in full). As a result, WMS will retain the voting power required to elect and remove all directors and approve all other matters required to be voted upon by the stockholders of the Company. See "Risk Factors -- Voting Control by WMS" and "Arrangements With WMS." Under the DGCL, so long as it owns a majority of the outstanding shares of Common Stock, WMS is permitted to effectuate any stockholder action by its written consent only, followed by written notice thereof to other stockholders. See "-- Certain Provisions of the Delaware General Corporation Law."

     Holders of Common Stock on the applicable record date are entitled to share ratably in such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the rights of the holders of any series of Preferred Stock. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, each holder of Common Stock will be entitled to share ratably in any distribution of the Company's assets after the payment of all debts and other liabilities, subject to any superior rights of the holders of any outstanding shares of Preferred Stock.

     Other than the Rights Plan, holders of the shares of Common Stock do not have preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and non-assessable.

     Special meetings of stockholders may be called by the Company's Board of Directors, the Chairman of the Board of Directors or the President. Except as otherwise required by law, stockholders, in their capacity as such, are not entitled to request or call a special meeting of stockholders.

     Stockholders of the Company are required to provide advance notice of nominations of directors to be made at, and of business proposed to be brought before, a meeting of stockholders. The failure to deliver proper notice within the period specified in the Bylaws will result in the denial to the stockholder of the right to make such nominations or propose such action at the meeting.

PREFERRED STOCK

     The Company's Board of Directors has authority (without action by the stockholders) to issue up to 5,000,000 authorized and unissued shares of Preferred Stock in one or more series, to designate the number of shares constituting any series, and to fix, by resolution, the voting powers, designations, preferences and relative, optional or other special rights thereof, including liquidation preferences and the dividend, conversion and redemption rights of each such series. If the resolutions establishing the series so provide, holders of any series of Preferred Stock may have the right to receive a liquidating distribution before any distribution is made to holders of Common Stock upon liquidation, and holders of Preferred Stock may be entitled to receive all dividends to which they are entitled before any dividends may be paid to holders of Common Stock. Holders of each series of Preferred Stock will have such voting rights (which may include special rights regarding election of directors) as may be provided in the resolutions establishing such series. The proposed Preferred Stock will not be set aside for any specified purpose, but will be subject to issuance at the discretion of the Board from time to time for any proper corporate purposes and without any further stockholder approval. Any Preferred Stock which is issued will rank senior to the Common Stock.

     In addition, a new class of Preferred Stock can be used to make more difficult a change in control of the Company. Under certain circumstances the Board could create impediments to, or frustrate persons seeking to effect, a takeover or transfer of control of the Company by causing such shares to be issued to a holder or holders who might side with the Board in opposing a takeover bid that the Board determines is not in the best interest of the Company and its stockholders. Such action may have an adverse impact on stockholders who may want to accept such takeover bid. In this connection, the Board could, publicly or privately issue shares of Preferred Stock with full voting rights to a holder that would thereby have sufficient voting power to insure that certain types of proposals (including any proposal to remove directors, to accomplish certain business combinations opposed by the Board, or to alter, amend or repeal provisions in the Certificate of Incorporation or Bylaws relating to any such action) would not receive the requisite stockholder vote. Furthermore, the existence of such shares might have the effect of discouraging any attempt by a person or entity to acquire control of the Company since the issuance of such shares could dilute the ownership of such person or entity. Other than the preferred stock issuable pursuant to the Rights Agreement, the Company is not contemplating the issuance of any Preferred Stock which may make more difficult a change in control of the Company, nor is the Company aware of any proposals relating to a possible change in control of the Company.

STOCKHOLDER RIGHTS AGREEMENT

     The following description of the Company's rights agreement (the "Rights Agreement") is qualified in its entirety by reference to the Rights Agreement, a copy of which is filed as an Exhibit to the Registration Statement of which this Prospectus is a part.

     The Board of Directors of the Company plans to adopt the Rights Agreement prior to the Offering. The Rights Agreement provides that one Right will be issued with each share of the Common Stock issued (whether originally issued or from the Company's treasury) on or after the effective date of the Offering and prior to the Rights Distribution Date (as defined). The Rights are not exercisable until the Rights Distribution Date and will expire at the close of business on December 31, 2006 (the "Final Expiration Date") unless previously redeemed by the Company as described below. When exercisable, each right entitles the owner to purchase from the Company one one-hundredth ( 1/100) of a share of the Company's Series A Preferred Stock at an exercise price of $100.00, subject to certain antidilution adjustments. The Rights will not, however, be exercisable, transferable separately or trade separately from the shares of Common Stock, until (a) the tenth business day after the "Stock Acquisition Date" (i.e., the date of a public announcement that a person or group is an "Acquiring Person") or (b) the tenth business day (or such later day as the Company's Board of Directors, with the concurrence of a majority of Continuing Directors, determines) after a person or group announces a tender or exchange offer, which, if consummated, would result in such person or group beneficially owning 10% or more of the Company's Common Stock (the earlier of such dates being the "Rights Distribution Date").

     In general, any person or group of affiliated persons (other than the Company, any of its subsidiaries, WMS, certain of the Company's benefit plans and any person or group of affiliated persons whose acquisition of 10% or more is approved by the Board in advance) who, after the date of adoption of the Rights Agreement, acquires beneficial ownership of 10% or more of the outstanding shares of Common Stock will be considered an "Acquiring Person."

     If a person or group of affiliated persons becomes an Acquiring Person, then each Right (other than Rights owned by such Acquiring Person and its affiliates and associates, which will be null and void) will entitle the holder thereof to purchase, for the exercise price, a number of shares of the Company's Common Stock having a then current market value of twice the exercise price. Accordingly, at the original exercise price, each Right would entitle its registered holder to purchase $200.00 worth of Common Stock for $100.00.

     If at any time after the Stock Acquisition Date, (a) the Company merges into another entity, (b) an acquiring entity merges into the Company and the Common Stock of the Company is changed into or exchanged for other securities or assets of the acquiring entity or (c) the Company sells more than 50% of its assets or earning power, then each Right will entitle the holder thereof to purchase, for the exercise price, the number of shares of common stock of such other entity having a current market value of twice the exercise price. The foregoing will not apply to (i) a transaction approved by a majority of the Board of Directors (or from and after the Stock Acquisition Date, a majority of the Continuing Directors) or (ii) a merger which follows a cash tender offer approved by the Board of Directors (or after the Stock Acquisition Date, a majority of Continuing Directors) for all outstanding shares of Common Stock so long as the consideration payable in the merger is the same in form and not less than the amount as was paid in the tender offer. A Continuing Director is a director in office prior to the distribution of the Rights and any director recommended or approved for election by such directors but does not include any representative of an Acquiring Person.

     Subject to the limitations summarized below, the Rights are redeemable at the Company's option, at any time prior to the earlier of the Stock Acquisition Date or the Final Expiration Date, for $.01 per Right, payable in cash or shares of Common Stock. Under certain circumstances, the decision to redeem requires the concurrence of a majority of the Continuing Directors. In the event a majority of the Board of Directors of the Company is changed by vote of the Company's stockholders, the Rights shall not be redeemable for a period of ten business days after the date that the new directors so elected take office and it shall be a condition to such redemption that any tender or exchange offer then outstanding be kept open within such ten business day period. At any time after any person becomes an Acquiring Person, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person and associates, which will be null and void), in whole or in part, for Common Stock on the basis of an exchange ratio of one share of Common Stock for each Right (subject to adjustment).

     As long as the Rights are attached to the Common Stock, each share of Common Stock issued by the Company will also evidence one Right. Until the Rights Distribution Date, the Rights will be represented by the Common Stock certificates and will be transferred only with the Common Stock certificates; separate certificates representing the Rights will be mailed, however, to holders of the Common Stock as of the Rights Distribution Date. The holders of Rights will not have any voting rights or be entitled to dividends until the Rights are exercised.

     The purchase price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain stock dividends on, or subdivisions, combinations or reclassification of, the shares of Common Stock prior to the Rights Distribution Date, and in certain other events.

     The Board of Directors of the Company may amend the Rights Agreement in any manner prior to the Rights Distribution Date. After the Rights Distribution Date, the Board may amend the Rights Agreement only to cure ambiguities, to shorten or lengthen any time period (subject to certain limitations) or if such amendment does not adversely affect the interests of the Rights Holders and does not relate to any principal economic term of the Rights.

CERTAIN PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW

     Generally, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a broad range of "business combinations" with an "interested stockholder" (defined generally as a person owning 15% of more of a corporation's outstanding voting stock) for three years following the time such person became an interested stockholder unless (i) before the person becomes an interested stockholder, the transaction resulting in such person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares owned by directors who are also officers of the corporation or shares held by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer); or (iii) at or subsequent to such time the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock excluding shares owned by the interested stockholders.

     Section 203 of the DGCL may discourage persons from making a tender offer for or acquisitions of substantial amounts of the Common Stock. This could have the effect of inhibiting changes in management and may also prevent temporary fluctuations in the Common Stock that often result from takeover attempts.

     Section 228 of the DGCL allows any action which is required to be or may be taken at a special or annual meeting of the stockholders of a corporation to be taken without a meeting with the written consent of holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided that the certificate of incorporation of such corporation does not contain a provision to the contrary. The Certificate of Incorporation contains no such provision, and therefore stockholders holding a majority of the voting power of the Common Stock will be able to approve a broad range of corporate actions requiring stockholder approval without the necessity of holding a meeting of stockholders.

LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS; INDEMNIFICATION

     The Certificate of Incorporation limits personal liability for directors to the fullest extent permitted under the DGCL. Section 102(b)(7) of the DGCL permits a corporation to eliminate or limit the personal liability of a corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws,
(iii) under Section 174 of the DGCL relating to unlawful payment of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

     Section 102(b)(7) of the DGCL is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations. The Company believes this provision will assist it in maintaining and securing the services of qualified directors who are not employees of the Company. This provision has no effect on the availability of equitable remedies, such as injunction or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

     Section 145 of the DGCL permits the Company to, and the Certificate of Incorporation provides that the Company shall, indemnify and hold harmless any director, officer or incorporator of the Company and any person serving at the request of the Company as a director, officer, incorporator, employee, partner, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan) from and against any and all expenses (including counsel fees and disbursements), judgments, fines (including excise taxes assessed on a person with respect to an employee benefit plan) and amounts paid in settlement that may be imposed upon or incurred by him or her in connection with, or as a result of, any proceeding, whether civil, criminal, administrative or investigative (whether or not by or in the right of the Company), in which he or she may become involved, as a party or otherwise, by reason of the fact that he or she is or was such a director, officer or incorporator of the Company or is or was serving at the request of the Company as a director, officer, incorporator, employee, partner, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan), whether or not he or she continues to be such at the time such expenses and judgments, fines and amounts paid in settlement shall have been imposed or incurred, to the fullest extent permitted by the laws of the State of Delaware, as they may be amended from time to time. Such right of indemnification shall inure whether or not the claim asserted is based on matters which antedate the adoption of the Certificate of Incorporation. Such right of indemnification shall continue as to a person who has ceased to be a director, officer or incorporator and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by the Certificate of Incorporation shall not be deemed exclusive of any other rights which may be provided now or in the future under any provision currently in effect or hereafter adopted of the Certificate of Incorporation, by any agreement, by vote of stockholders, by resolution of directors, by provision of law or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The Company has entered into indemnity agreements with each of its directors and executive officers whereby the Company will, in general, indemnify such directors and executive officers, to the extent permitted by the laws of the State of Delaware, against any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any actual or threatened action or proceeding to which such director or officer is made or threatened to be made a party by reason of the fact that such person is or was a director or officer of the Company. The foregoing description of the indemnity agreements is qualified in its entirety by reference to the Company's form of indemnity agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.


     The Company also maintains directors' and officers' liability insurance providing for $10.0 million in coverage.


TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is The Bank of New York, with an address at 101 Barclay Street, 22W, New York, New York 10286.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 38,500,000 shares of Common Stock (39,265,000 shares if the Underwriters' over-allotment option is exercised in full), of which all of the 5,100,000 shares of Common Stock (5,865,000 shares if the Underwriters' over-allotment option is exercised in full) sold in the Offering will be freely tradable without restriction under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 promulgated under the Securities Act. WMS owns 33,400,000 shares of Common Stock, all of which will be "restricted shares" for purposes of the Securities Act and may not be sold in the absence of registration other than through Rule 144 or another exemption from registration under the Securities Act.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of Common Stock that have been outstanding and not held by an "affiliate" of the Company for a period of two years is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent (approximately 385,000 shares immediately after completion of the Offering) of the then outstanding shares of Common Stock or the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of such sales is given, provided certain manner of sale and notice requirements and requirements as to the availability of current public information concerning the Company are satisfied (which requirements, as to the availability of current public information, are expected to be satisfied commencing 90 days after the date of this Prospectus). Affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the two-year holding period requirement, in order to sell shares of Common Stock that are not "restricted securities" (such as shares acquired by affiliates in the Offering). Under Rule 144(k), a person who is not deemed an "affiliate" of the Company at any time during the three months preceding a sale by him, and who has beneficially owned shares of Common Stock that were not acquired from the Company or an "affiliate" of the Company within the previous three years, would be entitled to sell such shares without regard to volume limitations, manner of sale provisions, notification requirements or the availability of current public information concerning the Company. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer. The Commission has recently proposed an amendment to Rule 144 which, if adopted, would shorten the general two-year holding period under Rule 144 to one year and shorten the three year holding period under Rule 144(k) to two years.


     WMS has agreed not to offer, sell or otherwise dispose of shares of Common Stock in the public market for a period of 180 days after the date of this Prospectus without the written consent of Oppenheimer & Co., Inc., but such shares thereafter may be sold in the public market pursuant to Rule 144 under the Securities Act or pursuant to an effective registration statement. The Company has entered into the Registration Rights Agreement with WMS pursuant to which the Company has agreed to file registration statements under certain circumstances and take other steps requested by WMS in order to enable WMS to sell its shares of Common Stock. See "Arrangements With WMS -- Registration Rights Agreement." Sales of a substantial number of shares of Common Stock in the public market could adversely affect the market price of the Common Stock. An additional 2,000,000 shares of Common Stock are reserved for issuance under the Company's Stock Option Plan, of which options for approximately 1,480,000 shares have been or will be granted prior to the Offering, subject to consummation of the Offering. It is the Company's intention to register the shares underlying options granted under the Company's Stock Option Plan under the Securities Act shortly after the date of this Prospectus, and such shares may be sold in the public market at any time thereafter, subject to certain restrictions under Rule 144 with respect to shares held by affiliates of the Company.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Oppenheimer & Co., Inc., Hambrecht & Quist LLC, UBS Securities LLC and Wasserstein Perella Securities, Inc., are acting as Representatives, has severally agreed to purchase from the Company, the respective number of, shares of Common Stock set forth opposite the name of such Underwriter below:

                                                                              NUMBER OF
                                                                              SHARES OF
                                  UNDERWRITER                                COMMON STOCK
    -----------------------------------------------------------------------  ------------
    Oppenheimer & Co., Inc.................................................
    Hambrecht & Quist LLC..................................................
    UBS Securities LLC.....................................................
    Wasserstein Perella Securities, Inc....................................
                                                                                 -------
      Total................................................................    5,100,000
                                                                                 =======


     The Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession of $          per share. The Underwriters may allow, and such dealers
may reallow, a concession not in excess of $          per share to certain
brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be changed by the Representatives. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken. Mr. Clark Schubach, a Senior Managing Director of Bear, Stearns & Co. Inc., acting on his own behalf and not as a representative of Bear, Stearns & Co. Inc., will be paid a finder's fee by the Representatives of the Underwriters.


     The Company has granted the Underwriters an option, exercisable for up to 30 days after the date of this Prospectus, to purchase up to an aggregate of 765,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise such option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them as shown in the foregoing table bears to the 5,100,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. The Representatives have advised the Company that the Underwriters do not intend to confirm sales in excess of 5% of the shares offered hereby to any account over which they exercise discretionary authority.

     The Common Stock has been approved for listing on the New York Stock Exchange under the symbol MWY, subject to official notice of issuance. In order to meet one of the requirements for listing the Common Stock on the New York Stock Exchange, the Underwriters will undertake to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     The Company has agreed to indemnify the Representatives of the Underwriters and the several Underwriters against certain liabilities, including, without limitation liabilities under the Securities Act.

     The Company's officers and directors and WMS, the Company's sole stockholder prior to the Offering, have agreed not to offer, sell, contract to sell, pledge or grant any option to purchase or otherwise dispose of such securities for 180 days after the date of this Prospectus, without the prior written consent of Oppenheimer & Co., Inc. The Company has also agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock (other than shares issuable upon exercise of outstanding options) for a period of 180 days after the date of this Prospectus, without the prior written consent of Oppenheimer & Co., Inc. See "Shares Eligible for Future Sale."

     Oppenheimer & Co., Inc. is currently rendering financial advisory services to WMS in connection with its corporate restructuring, of which this Offering is a part, and is receiving customary compensation in connection therewith. Additionally, Oppenheimer & Co., Inc. has rendered financial advisory services to

WMS in the past and received customary compensation in connection therewith. Mr. Richard D. White, a Managing Director of Oppenheimer & Co., Inc., is a Director of the Company. See "Management."


     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price was determined by negotiations among the Company and the Representatives. The principal factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, market valuations of companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the history of and prospects for the industry in which the Company competes, and such other factors as the Company and the Representatives deemed relevant.

                                 LEGAL MATTERS

     The legality of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Shack & Siegel, P.C., New York, New York. Certain legal matters will be passed upon for the Underwriters by Morgan, Lewis & Bockius LLP, New York, New York. Stockholders of Shack & Siegel, P.C. hold Target Price Options to purchase 50,000 shares of WMS common stock at an exercise price per share of $26 7/8 and, subject to the completion of the Offering, options to purchase 25,000 shares of the Company's Common Stock at an exercise price per share equal to the initial public offering price.

                                    EXPERTS

     The combined financial statements of the Company at June 30, 1995 and 1996 and for each of the three years in the period ended June 30, 1996 and the consolidated financial statements of Atari Games at December 31, 1995 and 1994 and for the year ended December 31, 1995, the nine month period ended December 31, 1994 and the year ended March 31, 1994 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement (which term shall include any amendment thereto) on Form S-1 under the Securities Act with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is made to the Registration Statement, including the exhibits and schedules to such Registration Statement, copies of which may be obtained as noted below. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified by such reference.

     The Registration Statement and the exhibits and schedules to such Registration Statement filed by the Company with the Commission, as well as reports and other information submitted by the Company to the Commission, may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or part of such materials can be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     Following consummation of the sale of the Shares, the Company will be subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company will file with the Commission the reports and other information required to be filed under the Exchange Act.

                               MIDWAY GAMES INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Midway Games Inc.
  Report of Independent Auditors......................................................   F-2
  Combined Balance Sheets as of June 30, 1996 and 1995................................   F-3
  Combined Statements of Income for the years ended June 30, 1996, 1995 and 1994......   F-4
  Combined Statements of Changes in Stockholder's Net Investment for the years ended
     June 30, 1996, 1995 and 1994.....................................................   F-5
  Combined Statements of Cash Flows for the years ended June 30, 1996, 1995 and
     1994.............................................................................   F-6
  Notes to Combined Financial Statements..............................................   F-7
Midway Games Inc.
  Unaudited Pro Forma Condensed Combined Statement of Income for the year ended June 30, 1996..............................................................  F-16
  Notes to Unaudited Pro Forma Condensed Combined Statement of Income.................  F-17
Atari Games Corporation
  Unaudited Condensed Consolidated Statements of Operations for the three months ended
     March 29, 1996 and March 31, 1995................................................  F-19
  Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended
     March 29, 1996 and March 31, 1995................................................  F-20
  Notes to Unaudited Condensed Consolidated Financial Statements......................  F-21
Atari Games Corporation
  Report of Independent Auditors......................................................  F-22
  Consolidated Balance Sheets as of December 31, 1995 and 1994........................  F-23
  Consolidated Statements of Operations for the year ended December 31, 1995, nine months ended December 31, 1994 and year ended March 31, 1994.....................  F-24
  Consolidated Statements of Shareholders' Equity (Deficit)...........................  F-25
  Consolidated Statements of Cash Flows for the year ended December 31, 1995, nine months ended December 31, 1994 and year ended March 31, 1994.....................  F-26
  Notes to Consolidated Financial Statements..........................................  F-27

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholder and Board of Directors
Midway Games Inc.

     We have audited the accompanying combined balance sheets of Midway Games Inc. as of June 30, 1996 and 1995, and the related combined statements of income, changes in stockholder's net investment and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Midway Games Inc. at June 30, 1996 and 1995, and the combined results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Chicago, Illinois
September 12, 1996

                               MIDWAY GAMES INC.

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                          JUNE 30,     JUNE 30,
                                                                            1996         1995
                                                                          --------     --------
ASSETS
Current assets:
Cash and cash equivalents...............................................  $  9,199     $     --
Receivables, less allowances of $995 in 1996 and $1,078 in 1995.........    48,951       33,641
Inventories
  Raw materials and work in progress....................................    16,835       14,317
  Finished goods........................................................     8,187        2,850
                                                                          --------      -------
                                                                            25,022       17,167
Other current assets....................................................     5,407        3,598
                                                                          --------      -------
Total current assets....................................................    88,579       54,406
Property and equipment, net.............................................     5,927        4,794
Excess of purchase cost over amount assigned to net assets acquired,
  net...................................................................    22,765        9,599
Other assets............................................................       991       12,307
                                                                          --------      -------
Total assets............................................................  $118,262     $ 81,106
                                                                          ========      =======
LIABILITIES AND STOCKHOLDER'S NET INVESTMENT
Current liabilities:
Accounts payable........................................................  $ 17,686     $ 17,466
Accrued compensation and related benefits...............................     4,849        1,439
Deferred income taxes...................................................     1,400        3,098
Accrued payment on 1996 purchase of Atari Games Corporation.............     3,286           --
Dividend notes..........................................................    50,000           --
Accrued royalties.......................................................     6,088        1,956
Other accrued liabilities...............................................    16,888        3,120
                                                                          --------      -------
Total current liabilities...............................................   100,197       27,079
Long term debt..........................................................     7,863           --
Deferred income taxes...................................................     2,794        3,127
Other noncurrent liabilities............................................     1,920        1,148
Stockholder's net investment............................................     5,488       49,752
                                                                          --------      -------
Total liabilities and stockholder's net investment......................  $118,262     $ 81,106
                                                                          ========      =======

                   See notes to combined financial statements

                               MIDWAY GAMES INC.

                         COMBINED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                    YEARS ENDED JUNE 30,
                                                             ----------------------------------
                                                               1996         1995         1994
                                                             --------     --------     --------
Revenues
  Home video...............................................  $154,102     $ 60,839     $ 23,959
  Coin-operated video......................................    91,321      119,640       97,923
                                                             --------     --------     --------
Total revenues.............................................   245,423      180,479      121,882
Cost of sales..............................................   140,056      101,752       62,679
                                                             --------     --------     --------
Gross profit...............................................   105,367       78,727       59,203
Research and development expense...........................    32,495       14,661        8,418
Selling expense............................................    22,815        9,692        1,603
Administrative expense.....................................     9,563        7,238        3,945
                                                             --------     --------     --------
Operating income...........................................    40,494       47,136       45,237
Interest and other income..................................     1,079           52          224
Interest expense...........................................      (808)        (195)          (3)
                                                             --------     --------     --------
Income before tax provision................................    40,765       46,993       45,458
Provision for income taxes.................................   (15,536)     (17,854)     (17,435)
                                                             --------     --------     --------
Net income.................................................  $ 25,229     $ 29,139     $ 28,023
                                                             ========     ========     ========

                   See notes to combined financial statements

                               MIDWAY GAMES INC.

         COMBINED STATEMENTS OF CHANGES IN STOCKHOLDER'S NET INVESTMENT
                                 (IN THOUSANDS)

Balance at June 30, 1993..........................................................  $ 15,580
Net income........................................................................    28,023
Net transactions with WMS.........................................................    (5,926)
                                                                                    --------
Balance at June 30, 1994..........................................................    37,677
Net income........................................................................    29,139
Net transactions with WMS.........................................................   (17,064)
                                                                                    --------
Balance at June 30, 1995..........................................................    49,752
Net income........................................................................    25,229
Dividends declared................................................................   (50,000)
Net transactions with WMS.........................................................   (19,493)
                                                                                    --------
Balance at June 30, 1996..........................................................  $  5,488
                                                                                    ========

                   See notes to combined financial statements

                               MIDWAY GAMES INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    YEARS ENDED JUNE 30,
                                                             ----------------------------------
                                                               1996         1995         1994
                                                             --------     --------     --------
OPERATING ACTIVITIES
Net income.................................................  $ 25,229     $ 29,139     $ 28,023
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization............................     3,208        1,808          401
  Receivables provision....................................     3,358        3,218           --
  Deferred income taxes....................................    (2,678)       4,986        1,544
  Increase (decrease) resulting from changes in operating
     assets and liabilities:
     Receivables...........................................     8,089      (20,939)      (6,493)
     Inventories...........................................    (1,072)      (4,660)      (3,722)
     Other current assets..................................    (1,253)      (1,625)      (1,403)
     Accounts payable and accruals.........................      (479)      13,052        2,761
     Other assets and liabilities not reflected
       elsewhere...........................................       877       (1,032)          --
                                                             --------     --------     --------
Net cash provided by operating activities..................    35,279       23,947       21,111
                                                             --------     --------     --------
INVESTING ACTIVITIES
Purchase of property and equipment.........................    (3,107)      (3,859)        (754)
Acquisition of Tradewest operating assets..................   (11,476)      (3,024)     (14,431)
Cash acquired in acquisition of Atari Games Corporation,
  net of cash used.........................................     7,996           --           --
                                                             --------     --------     --------
Net cash used by investing activities......................    (6,587)      (6,883)     (15,185)
                                                             --------     --------     --------
Net transactions with WMS..................................   (19,493)     (17,064)      (5,926)
                                                             --------     --------     --------
Increase in cash and cash equivalents......................     9,199           --           --
Cash and cash equivalents at beginning of year.............        --           --           --
                                                             --------     --------     --------
Cash and cash equivalents at end of year...................  $  9,199     $     --     $     --
                                                             ========     ========     ========

                   See notes to combined financial statements

                               MIDWAY GAMES INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1:  NATURE OF BUSINESS

     Midway Games Inc. ("Midway") and its subsidiaries combined (the "Company") operates in one business segment, the design and distribution of coin-operated video games and publishing, licensing and distribution of home video games (the "Video Game Business"). Coin-operated video games are sold to distributors worldwide who sell them to operators and arcades. Home video games are sold to mass merchants, video rental retailers, and entertainment software distributors in North America. The Company exploits the other worldwide markets through licensing and distribution agreements with third parties. Consumers buy or rent the home video games to use on game systems (Nintendo, Sony and Sega) and on personal computers.

NOTE 2:  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation and Relationship with WMS Industries Inc.

     Since its inception in 1988, Midway has been a wholly-owned subsidiary of WMS Industries Inc. ("WMS") and is the primary subsidiary in which WMS conducts the coin-operated video games business.


     On July 1, 1996 (the "Transfer Date") WMS transferred out of Midway all of the operating assets and liabilities relating to the "Bally(R)" pinball business previously conducted by Midway. On the Transfer Date WMS transferred the coin-operated video game operating assets and liabilities not previously part of Midway from other WMS subsidiaries to Midway. Also on the Transfer Date WMS transferred 100% of the stock of Midway Home Entertainment Inc. (formerly Williams Entertainment Inc.) and Midway Interactive Inc. (formerly Williams Interactive Inc.) to Midway. The aforementioned transfers resulted in WMS concentrating its Video Game Business into Midway and its wholly-owned subsidiaries. WMS's net investment has been reflected as Stockholder's Net Investment in the combined financial statements. Historical earnings per share are not presented as the Company is wholly owned by WMS. The aforementioned transfers have been reflected in these financial statements for all periods presented, and the revenues and expenses of the Bally pinball business have been excluded from these financial statements.



     The financial statements reflect the historical combined financial position and results of operations of the Video Game Business as if the Company operated the Video Games Business under the structure implemented on the Transfer Date. All significant intercompany accounts among the combined companies have been eliminated in the combination. The results of the Video Game Business include the results of Midway Home Entertainment Inc., subsequent to its purchase of Tradewest on April 29, 1994 and the results of Midway Interactive Inc., subsequent to its purchase of Atari Games Corporation ("Atari Games") on March 29, 1996. The Company believes that this is the most meaningful presentation in that it presents on an historical basis the results of operations and financial condition of all of the components of the Video Games Business that the Company owns after giving effect to the structure implemented on the Transfer Date.


     The combined financial statements include transfers and allocations of costs and expenses from WMS or other WMS subsidiaries primarily for activities relating to the Midway coin-operated video games business. Cost of sales includes material, labor and labor fringes transferred from the other WMS subsidiaries at cost based on the standard cost of material adjusted to estimated actual using engineered bills of material and actual labor with standard labor fringes applied. Cost of sales also includes allocations of manufacturing overhead cost incurred in the production of coin-operated video games for Midway. Research and development expenses includes allocations for certain shared facilities and personnel. Selling and administrative expenses include certain allocations relating to general management, treasury, accounting, human resources, insurance and selling and marketing. These allocations were determined by using various factors such as dollar amount of sales, number of personnel, square feet of building space, estimates of time spent to provide services and other appropriate costing measures. In the opinion of management these

                               MIDWAY GAMES INC.

transfers of cost of sales and allocations are made on a reasonable basis to properly reflect the share of costs incurred by WMS on behalf of the Company.

     These combined financial statements may not necessarily be representative of results that would have been attained if the Company operated as a separate independent entity.

  Cash Equivalents

     All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

  Inventories

     Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

  Property and Equipment

     Property and equipment are stated at cost and depreciated by the straight-line method over their estimated useful lives.

  Excess of Purchase Cost Over Amount Assigned to Net Assets Acquired (Goodwill)

     Goodwill of $22,765,000 (net of accumulated amortization of $2,035,000) at June 30, 1996 arising from acquisitions is being amortized by the straight-line method over 15 years.

  Intellectual Properties Licenses

     Nonrefundable guaranteed amounts are recognized as revenue when the license agreements are signed. Unit royalties on sales that exceed the guarantee are recognized as revenue as earned. License and royalty revenues primarily from home video activities, for fiscal 1996, 1995 and 1994 was $18,985,000, $37,555,000, and $22,922,000, respectively.

  Home Video Game Revenues

     Home video game revenues are recorded when products are shipped to customers. An allowance for returns and discounts is also recorded based upon management's evaluation of historical experience as well as current industry trends.

  Advertising Expense

     The cost of advertising is charged to earnings as incurred and for fiscal 1996, 1995 and 1994 was $13,338,000, $5,695,000 and $542,000, respectively.

  Export Sales and Sales to a Major Customer

     Export sales primarily to Western Europe were $34,945,000, $40,940,000 and $29,882,000 for fiscal 1996, 1995 and 1994, respectively. Sale of home video games to one mass merchant during fiscal 1996 were $30,898,000.

  Recent Accounting Pronouncement

     In 1995, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which the Company must adopt in fiscal 1997. SFAS 121 standardizes the accounting practices

                               MIDWAY GAMES INC.

for recognition and measurement of impairment losses on certain long-lived assets. The Company anticipates the adoption of the standard will have no material impact on the financial statements.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3:  TRANSACTIONS WITH WMS

     The Company, except for Atari Games, for the years included in the combined financial statements participates in the WMS central cash management system, pursuant to which all cash receipts were transferred to WMS and all cash disbursements were made by WMS. Seasonal cash needs were provided by WMS. After the completion of the Offering the treasury activities of the Video Games Business will be conducted by the Company.


     During the fiscal years ended June 30, 1996, 1995 and 1994 one subsidiary that has seasonal cash needs was charged interest at prime and was paid interest at short-term treasury bill rates on the balance of the intercompany amount with WMS. Due to the seasonal cash flows of this subsidiary, the intercompany account with WMS alternated between intercompany accounts payable and receivable. This subsidiary is charged and/or paid interest in accordance with the terms of the Tradewest purchase agreement in order to calculate the earn-out portion of the purchase price. The maximum intercompany amount due to WMS during the three years was $25,700,000. Midway did not have any intercompany amounts due to WMS. Interest income accrued from WMS and interest expense accrued to WMS was as follows:


                                                                    1996     1995     1994
                                                                    ----     ----     ----
                                                                        (IN THOUSANDS)
    Interest income...............................................  $771     $ 45      $0
    Interest expense..............................................   442      195       3

     The Company has been charged for the specific production costs, excluding manufacturing overhead, of the coin-operated video games produced by a subsidiary of WMS that totaled $51,961,000, $73,564,000 and $58,468,000 in the years ended June 30, 1996, 1995 and 1994, respectively. In addition, certain other costs have been allocated to the Company based on the various factors noted in Note 2. Charges to the Company from WMS and WMS subsidiaries for the allocations in the years ended June 30, 1996, 1995 and 1994 were:

                                                                1996       1995       1994
                                                               ------     ------     ------
                                                                      (IN THOUSANDS)
    Manufacturing overhead...................................  $3,947     $2,965     $1,996
    Research and development expense.........................   1,352      1,477      1,140
    Selling expense..........................................   1,933      2,247      1,292
    Administrative expense...................................   3,433      3,167      2,571

     The Company has entered into a Manufacturing and Services Agreement with WMS under which WMS and its subsidiaries agree to continue performing contract manufacturing for coin-operated video games for Midway and Atari Games as well as providing general management, financial reporting, and treasury services to the Company and general management, accounting, human resources and selling and marketing services to Midway. The Company intends to purchase materials and WMS subsidiaries will manufacture the coin-operated video games charging actual labor with labor fringes and manufacturing overhead allocated. The labor fringes, manufacturing overhead and other services provided will be allocated based on the various factors noted in Note 2 that were used in the combined financial statements.

                               MIDWAY GAMES INC.

     See Note 6 for income tax allocations.

NOTE 4:  ACQUISITIONS

     On March 29, 1996, a wholly-owned subsidiary of the Company acquired all the capital stock of Atari Games Corporation ("Atari Games") from Warner Communications Inc.("Warner"), a subsidiary of Time Warner Inc. The acquisition is being accounted for by the purchase method of accounting. The results of operations of Atari Games subsequent to the acquisition date have been included in the Combined Statement of Income of the Company. Headquartered in Milpitas, California, Atari Games is engaged in the business of developing, manufacturing, licensing, publishing and distributing coin-operated video games and home video games.


     The Company is in the process of assimilating parts of the Atari Games business into the Company's similar activities and exiting certain activities that include closing the leased manufacturing plant in California and transferring production of future coin-operated video games to WMS's existing Chicago plants; combining the sales, marketing and distribution of home video games with the Company's home video operations; the sale of an Irish subsidiary that produces coin-operated video games; the sale of a subsidiary in Japan that develops and markets home video games; and downsizing certain elements of the coin-operated video product development activities that are duplicative of similar activities of Midway. A $4,500,000 liability for exit activities was established, the major component of which was $2,500,000 of employee severance costs. The liability also includes provisions for severance and relocation costs for employees of Atari Games, contractual liabilities, direct exit costs and estimated losses of the two foreign subsidiaries until disposition. Any significant change in the exit liability or purchase price would result in an adjustment to negative goodwill.


     As of June 30, 1996 costs of $1,612,000 for assimilation and exit activities related to the acquisition of Atari Games have been incurred. Additional costs will continue to be incurred until the sale of the subsidiaries in Ireland and Japan have been completed and the building used for manufacturing in California has been subleased. The timing and outcome of these events will determine the adjustment required, if any, to the liability for exit activities.

     The preliminary purchase price for Atari Games is a minimum of $9,863,000 and a maximum of $24,015,000. The preliminary purchase price was computed based upon the book net assets of Atari Games as of March 29, 1996 with a portion of the purchase price contingent upon future gross profits, as defined, of Atari Games.

     The preliminary minimum purchase price included cash of $2,000,000 and a two year non-recourse promissory note (the "Two Year Note") payable on March 29, 1998 for $7,863,000, or 10/28 of the balance of the final maximum purchase price. Additional purchase price in the form of a four year non-recourse promissory note (the "Four Year Note") payable in semi-annual installments is contingent on any cash gross profits, as defined, of Atari Games over the next four years and will be recorded incrementally as gross profits are realized. The preliminary maximum amount of the Four Year Note is $14,152,000, or 18/28 of the balance of the maximum final purchase price. Semi-annual installments are to be made on the Four Year Note equal to 50% of any cash gross profit from the sale or distribution of certain products defined in the purchase agreement and intellectual property with respect thereto owned by Atari Games (the "Products"). As of June 30, 1996, $3,286,000 was recorded as accrued additional purchase price under the Four Year Note and negative goodwill totaled $285,000. The recorded value of property and equipment of Atari Games at June 30, 1996 is zero having been reduced by approximately $5,000,000 due to the negative goodwill being recorded. Increases in the amounts payable under the Four Year Note would, to the extent thereof: first, reduce negative goodwill to zero; second, require the recognition of the value of property and equipment not disposed of during the exit activities; and finally, record goodwill.

     The Two Year Note is collateralized by the capital stock of Atari Games. The Company's obligations under the Two Year Note may be satisfied by relinquishing the capital stock of Atari Games to Warner. The

                               MIDWAY GAMES INC.

Four Year Note is secured by the Products. Atari Game's unpaid obligations under the Four Year Note may be satisfied by transferring the Products to Warner.


     Under the terms of the purchase agreement, Warner is required to make an additional cash payment of $3,247,000 to Atari Games in order to increase net current assets to the required amount based upon the Atari Games final March 29, 1996 balance sheet. A receivable for this amount is included in receivables in the June 30, 1996 Combined Balance Sheet. The final purchase price has not as yet been accepted by Warner. The March 29, 1996 Atari Games balance sheet was provided to Warner in July 1996 and Warner has requested additional information regarding activity in certain balance sheet accounts subsequent to March 29, 1996, and the Company is currently preparing this information. In the event that Warner and the Company cannot agree on the balance sheet of Atari Games at March 29, 1996, the purchase agreement provides for mandatory arbitration of this matter. If the outcome of the arbitration is unfavorable to the Company and the loss provisions included in the March 29, 1996 balance sheet are not appropriate, then the amount of goodwill recognized in the purchase may increase.


     The unaudited pro forma combined statement of income data of the Company for fiscal 1996 and 1995 included below was prepared as if Atari Games was acquired as of July 1, 1995 and July 1, 1994, respectively, and assimilation and exit activities occurred on that date. The summary does not purport to be indicative of what would have occurred had the acquisition occurred as of the dates indicated or of the results which may occur in the future.

                                                                       1996         1995
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Revenues.......................................................  $329,449     $235,369
    Net income.....................................................    24,707       16,661
                                                                       ======       ======

     On April 29, 1994, a wholly-owned subsidiary of Midway acquired substantially all of the operating assets and business of three commonly owned companies ("Tradewest"): Tradewest, Inc., Tradewest International, Inc. and The Leland Corporation. The assets acquired are utilized in the Midway Video Game Business of developing, publishing and distributing home video games in various formats including game cartridges. The acquisition is being accounted for by the purchase method of accounting.

     The final purchase price will be equal to five times average annual pre-tax income of the acquired business during the four year period commencing May 1, 1994 subject to a minimum and a maximum. The minimum purchase price is $14,131,000 and the maximum purchase price is $50,131,000.

     Based upon the pre-tax income generated by the acquired business through May 1996, the Company accrued and paid an additional purchase price of $14,400,000. The additional purchase price has been recorded as goodwill in the Combined Balance Sheet and is amortized over the remainder of the 15 year period. The cumulative amount accrued and paid for the purchase of Tradewest as of June 30, 1996 is $28,531,000. Midway's obligation for additional payments under the Tradewest acquisition are guaranteed by WMS.

     The unaudited pro forma revenues and net income of the Company for fiscal 1994 assuming the Tradewest acquisition occurred July 1, 1993 were $144,044,000 and $25,571,000, respectively. This information does not purport to be indicative of what would have occurred had the acquisition occurred as of the date indicated or of the results which may occur in the future.


     The acquisition agreements with respect to Atari Games and Tradewest both provide that a portion of each respective purchase price is payable in the future based on certain contingencies. If the maximum contingent purchase prices for both Atari Games and Tradewest are paid, annual goodwill amortization charged to operations would increase by approximately $2,641,000 ($1,587,000 on an after tax basis) as compared to the amount charged to operations in fiscal 1996.

                               MIDWAY GAMES INC.

NOTE 5:  PROPERTY AND EQUIPMENT

     At June 30 net property and equipment were:

                                                                        1996        1995
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Leasehold improvements...........................................  $   458     $   305
    Furniture, fixtures and engineering equipment....................    9,033       6,079
                                                                         -----       -----
                                                                         9,491       6,384
    Less accumulated depreciation....................................   (3,564)     (1,590)
                                                                         -----       -----
    Net property and equipment.......................................  $ 5,927     $ 4,794
                                                                         =====       =====

NOTE 6:  INCOME TAXES

     The results of the Company have been included in the consolidated income tax returns of WMS for all years presented; however income taxes have been recorded based on a calculation of the income taxes that would have been incurred if the Company operated as an independent combined entity. WMS and the Company entered into a tax sharing agreement effective July 1, 1996 that requires a tax calculation, accrual and payment by the Company as if the Company was filing a separate tax return.

     Significant components of the provision for income taxes for the years ended June 30, 1996, 1995 and 1994 were:

                                                             1996        1995        1994
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Current:
      Federal.............................................  $15,423     $10,685     $13,068
      State...............................................    2,791       2,183       2,823
                                                             ------      ------      ------
              Total current...............................   18,214      12,868      15,891
    Deferred:
      Federal.............................................   (2,156)      4,141       1,263
      State...............................................     (522)        845         281
                                                             ------      ------      ------
              Total deferred..............................   (2,678)      4,986       1,544
                                                             ------      ------      ------
    Provision for income taxes............................  $15,536     $17,854     $17,435
                                                             ======      ======      ======

     The provision for income taxes differs from the amount computed using the statutory federal income tax rate as follows:

                                                                     1996     1995     1994
                                                                     ----     ----     ----
    Statutory federal income tax rate..............................  35.0%    35.0%    35.0%
    State income taxes, net of federal benefit.....................   3.6      4.2      4.4
    Foreign sales corporation benefits.............................   (.6)    (1.2)    (1.1)
    Other, net.....................................................    .1       --       .1
                                                                     ----     ----     ----
                                                                     38.1%    38.0%    38.4%
                                                                     ====     ====     ====

     Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes.

                               MIDWAY GAMES INC.

     Significant components of the Company's deferred tax assets and liabilities at June 30 were:

                                                                        1996        1995
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Deferred tax assets resulting from:
      Inventory valuation............................................  $   656     $   629
      Accrued items not currently deductible.........................    3,131       1,110
      Receivable allowance...........................................      408         450
      Purchased assets cost basis difference.........................    1,853          --
      Other..........................................................      227         377
                                                                        ------      ------
              Total deferred tax assets..............................    6,275       2,566
                                                                        ------      ------
    Deferred tax liabilities resulting from:
      Tax over book depreciation.....................................      342         315
      Revenues deferred in tax reporting.............................    5,672       8,476
      Purchase liability basis difference............................    4,455          --
                                                                        ------      ------
      Total deferred tax liabilities.................................   10,469       8,791
                                                                        ------      ------
    Net deferred tax liabilities.....................................  $(4,194)    $(6,225)
                                                                        ======      ======

     During fiscal 1996, 1995 and 1994 income taxes paid to WMS were $18,214,000, $12,868,000 and $15,891,000, respectively.

NOTE 7:  LINE OF CREDIT AND LONG-TERM DEBT

     The Company has received a commitment letter from a bank, subject to certain conditions, including completion of a proposed public offering, for the establishment of a line of credit for $50,000,000 and an additional letter of credit line of $30,000,000. The line of credit is expected to be finalized prior to the completion of the public offering and after the negotiation of a lending agreement containing usual bank line of credit terms.

     Long-term debt at June 30, 1996 consists of the Atari Games Two Year Note due March 1998 with interest at 6%, as described in Note 4.

     The amount of interest paid during fiscal 1996, 1995 and 1994 was $442,000, $195,000 and $3,000, respectively.

NOTE 8:  AUTHORIZED SHARES

     At June 30, 1996 the authorized common stock of the Company consists of 3,000 shares of no par value of which 1,000 shares were issued and outstanding. Immediately prior to the public offering, the Company intends to recapitalize and authorize the issuance of 100,000,000 shares of common stock, $.01 par value, and 5,000,000 shares of preferred stock. In addition, immediately prior to the public offering, the Company intends to effect a 33,400 for one stock split resulting in 33,400,000 shares of common stock being issued and outstanding. The preferred stock will be issuable in series, and the elective rights and preferences and number of shares in each series are to be established by the Board of Directors.

NOTE 9:  STOCK OPTION PLAN

     Under the stock option plan the Company may grant both incentive stock options and nonqualified options on shares of common stock through the year 2006. Options may be granted on 2,000,000 shares of common stock to employees and under certain conditions to non-employee directors. The stock option

                               MIDWAY GAMES INC.

committee has the authority to fix the terms and conditions upon which each employee option is granted, but in no event shall the term exceed ten years or be granted at less than 100% of the fair market value of the stock at the date of grant. The Company granted, subject to the completion of the Offering, options on 1,480,000 shares to officers and employees of the Company exercisable at the initial offering price.


     The Company intends to account for stock options for purposes of determining net income in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees." SFAS No. 123 regarding stock option plans permits the use of APB Opinion No. 25 but requires the inclusion of certain pro forma disclosures in the footnotes starting in fiscal 1997.

NOTE 10: CONCENTRATION OF CREDIT AND MARKET RISK AND FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

     Financial instruments which potentially subject the Company to concentrations of credit and market risk consist primarily of cash equivalents and trade accounts receivable from the sale of games. By policy, the Company places its cash equivalents only in high credit quality securities and limits the amounts invested in any one security. At June 30, 1996, 46% of trade accounts receivable are from sale of coin-operated video games to the Company's distributors located primarily throughout the United States and Western Europe and because of the number and geographic distribution, concentration is limited. Foreign sales are typically made in U.S. dollars and typically on the basis of a letter of credit. At times during the fiscal year accounts receivable from certain major home video customers represent a significant amount of the accounts receivable then outstanding.

     The amounts reported for cash equivalents of $8,785,000 (which are available for sale), dividend notes and long-term debt at June 30, 1996 are considered by management to be the fair value of these financial instruments.

NOTE 11:  LEASE COMMITMENTS

     The Company leases certain office facilities and equipment under non-cancelable operating leases with net future lease commitments for minimum rentals at June 30, 1996 as follows:

                                                                 (IN THOUSANDS)
                                                                 --------------
                1997...........................................     $  2,309
                1998...........................................        2,207
                1999...........................................        2,216
                2000...........................................        2,158
                2001...........................................        2,283
                Thereafter.....................................        7,635
                                                                     -------
                                                                      18,808
                Less sublease income...........................       (6,070)
                                                                     -------
                                                                    $ 12,738
                                                                     =======

     Rent expense for fiscal 1996, 1995 and 1994 was $603,000, $307,000, and
$20,000, respectively, and was offset by sublease income of $134,000 for fiscal 1996. Aggregate future gross lease commitments of $16,619,000 were guaranteed by Warner prior to the acquisition of Atari Games from Warner. One facility with a gross lease commitment of $3,953,000 is listed with a realtor to be sublet. See
Note 4.

NOTE 12:  EMPLOYEE RETIREMENT PLANS

     The Company has two defined contribution employee retirement savings plans and certain salaried employees participate in a WMS defined contribution plan. These defined contribution plans cover certain

                               MIDWAY GAMES INC.

hourly and salaried employees. The Company's contribution to these plans are based on employee participation with certain limitations. The Company or WMS may change any of the factors which determine the Company's contribution to their respective plans. Contributions to the defined contribution plans for fiscal 1996, 1995 and 1994 were $302,000, $202,000 and $124,000, respectively.

NOTE 13:  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Summarized quarterly financial information for fiscal 1996 and 1995 are as follows:

                                           SEPTEMBER 30,     DECEMBER 31,     MARCH 31,     JUNE 30,
                                               1995              1995           1996          1996
                                           -------------     ------------     ---------     --------
                                                                (IN THOUSANDS)
    Fiscal 1996 Quarters:
      Revenues...........................      67,938            89,162         43,075        45,248
      Gross Profit.......................      27,316            40,615         19,559        17,877
      Research and development expense...       5,851             9,541          5,459        11,644
      Net income.........................       7,170            11,598          6,249           212

                                           SEPTEMBER 30,     DECEMBER 31,     MARCH 31,     JUNE 30,
                                               1994              1994           1995          1995
                                           -------------     ------------     ---------     --------
                                                                (IN THOUSANDS)
    Fiscal 1995 Quarters:
      Revenues...........................     $34,253          $ 55,801        $41,587      $ 48,838
      Gross Profit.......................      13,268            20,536         23,792        21,131
      Research and development expense...       2,938             4,223          3,184         4,316
      Net income.........................       2,977             7,841         10,637         7,684

     Revenues for the quarters ended December 31, 1994, March 31, 1995, June 30, 1995 and March 31, 1996 included certain licensing revenues of $10,000,000, $15,000,000, $2,000,000 and $10,000,000, respectively, that increased net income by $5,184,000, $8,130,000, and $1,248,000, and $4,318,000, respectively.

     The June 30, 1996 quarter included the operations of Atari Games after its acquisition on March 29, 1996. Research and development expense increased to $11,644,000 in the June 30, 1996 quarter in comparison to $5,459,00 in the March 31, 1996 quarter due primarily to inclusion of Atari Games.

NOTE 14:  PROPOSED PUBLIC OFFERING

     Midway has proposed an initial public offering of up to 15% of its total common stock to be outstanding after the sale. The net proceeds are expected to be approximately $98,800,000 and Midway intends to pay the previously declared $50,000,000 dividend notes with interest at 6% and all other amounts, if any, payable to WMS. The balance of the proceeds will be used for working capital.

                               MIDWAY GAMES INC.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                            YEAR ENDED JUNE 30, 1996

     On March 29, 1996, a wholly-owned subsidiary of Midway Games Inc. ("Midway") acquired all the capital stock of Atari Games Corporation ("Atari Games"). The acquisition is being accounted for by the purchase method of accounting. See Note 4 to the Midway combined financial statements included elsewhere in the prospectus for a description of the acquisition.

     The unaudited pro forma condensed combined statement of income for the year ended June 30, 1996 was prepared as if Atari Games was acquired as of July 1, 1995 and assimilation and exit activities occurred on that date and using the unaudited statement of income of Atari Games for the nine months ended March 29, 1996 and the audited combined statement of income of Midway Games Inc. for the year ended June 30, 1996, which includes the results of operations of Atari Games for the three months ended June 30, 1996.

     The unaudited pro forma combined financial information does not purport to present the combined results of operations of Midway had the acquisition of Atari Games actually occurred on the date indicated; nor does it purport to be indicative of results that will be attained in the future.

     The pro forma financial information should be read in conjunction with Midway's historical combined financial statements and notes thereto for the year ended June 30, 1996 included elsewhere in the prospectus.

                                                            ATARI GAMES
                                              MIDWAY        CORPORATION
                                            GAMES INC.      NINE MONTHS                       PRO FORMA
                                            YEAR ENDED         ENDED                         YEAR ENDED
                                             JUNE 30,        MARCH 29,        PRO FORMA       JUNE 30,
                                               1996             1996         ADJUSTMENTS        1996
                                            -----------     ------------     -----------     -----------
                                                                   (IN THOUSANDS)
Revenues
  Home video..............................   $ 154,102        $ 57,389         $(4,840)(a)    $ 206,651
  Coin-operated video.....................      91,321          34,918          (3,441)(b)      122,798
                                                ------          ------          ------           ------
Total revenues............................     245,423          92,307          (8,281)         329,449
Cost of sales.............................     140,056          60,835          (8,364)(c)      192,527
                                                ------          ------          ------           ------
Gross profit..............................     105,367          31,472              83          136,922
Research and development expense..........      32,495          17,747          (2,176)(d)       48,066
Selling expense...........................      22,815          14,012          (2,042)(e)       34,785
Administrative expense....................       9,563           6,204          (2,323)(f)       13,444
Depreciation expense......................          --           1,596          (1,596)(g)           --
                                                ------          ------          ------           ------
Operating income..........................      40,494          (8,087)          8,220           40,627
Interest and other income.................       1,079             961            (867)(h)        1,173
Interest expense..........................        (808)           (306)           (791)(i)       (1,905)
                                                ------          ------          ------           ------
Income before tax provision...............      40,765          (7,432)          6,562           39,895
Provision for income taxes................     (15,536)           (151)            499(j)       (15,188)
                                                ------          ------          ------           ------
Net income................................   $  25,229        $ (7,583)        $ 7,061        $  24,707
                                                ======          ======          ======           ======

    See notes to unaudited pro forma condensed combined statement of income

                               MIDWAY GAMES INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                          COMBINED STATEMENT OF INCOME

     The pro forma adjustments to the unaudited pro forma condensed combined statement of income for the year ended June 30, 1996 includes adjustments for the Atari Games nine months ended March 29, 1996 to reflect the exit activities and assimilation activities to eliminate redundancies as well as adjustments resulting from the allocation of the purchase price and the pro forma combination of the two companies. The principal exit and assimilation activities include: (1) the sale of the Irish subsidiary that manufactures video arcade products which in the future will be manufactured in the Chicago plants of WMS Industries Inc. ("WMS"), (2) the sale of the subsidiary in Japan that develops and markets home video games which sales activity has been licensed to a distributor, (3) elimination of the Simulation division that was not acquired by Midway, (4) elimination of video platform development activity that was discontinued, (5) eliminating plant costs by closing the leased manufacturing plant in California and transferring production of coin-operated video games to the existing Chicago plants of WMS and (6) eliminating duplicative sales and administration costs by combining the sales, marketing and distribution of home video games with Midway's home video operations.

(a) Home video revenues

        Japan subsidiary sales net of royalty income....................  $(2,908,000)
        California contract manufacturing sales.........................   (1,932,000)
                                                                          -----------
                                                                          $(4,840,000)
                                                                          ===========

(b) Coin-operated video revenues

        Ireland subsidiary contract manufacturing sales.................  $(2,911,000)
        Simulation division sales.......................................     (530,000)
                                                                          -----------
                                                                          $(3,441,000)
                                                                          ===========

(c) Cost of sales

        Japan subsidiary, net of intercompany royalty...................  $(1,015,000)
        Ireland subsidiary..............................................   (3,885,000)
        Simulation division.............................................     (184,000)
        California contract manufacturing...............................   (1,472,000)
        California manufacturing plant closing net of incremental
          Chicago plant costs...........................................   (1,808,000)
                                                                          -----------
                                                                          $(8,364,000)
                                                                          ===========

(d) Research and development expense

        Japan subsidiary................................................  $  (484,000)
        Simulation division.............................................     (502,000)
        Video platform development......................................     (733,000)
        Home video games................................................     (457,000)
                                                                          -----------
                                                                          $(2,176,000)
                                                                          ===========

                               MIDWAY GAMES INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                  COMBINED STATEMENT OF INCOME -- (CONTINUED)

(e) Selling expense

        Japan subsidiary................................................  $  (408,000)
        Ireland subsidiary..............................................     (167,000)
        Simulation division.............................................     (594,000)
        Home video games combination net of incremental Midway home
          video operations costs........................................     (873,000)
                                                                          -----------
                                                                          $(2,042,000)
                                                                          ===========

(f) Administrative expense

        Japan subsidiary................................................  $  (256,000)
        Ireland subsidiary..............................................     (461,000)
        Simulation division.............................................     (102,000)
        Home video games combination net of incremental Midway home
          video operations costs........................................   (1,504,000)
                                                                          -----------
                                                                          $(2,323,000)
                                                                          ===========

(g) Elimination of Atari Games depreciation and amortization because its property and equipment have been recorded at zero in the allocation of the preliminary minimum purchase price as a result of the negative goodwill recorded.

(h) Interest and other income

        Japan subsidiary................................................  $  (375,000)
        Ireland subsidiary..............................................     (492,000)
                                                                          -----------
                                                                          $  (867,000)
                                                                          ===========

(i) Reflects the interest expense of $1,097,000 on two notes issued as part of the purchase price in part reduced by $306,000 of interest expense of Atari Games. The interest rate on the Two Year Note was 6% and on the Four Year Note was 7%.

(j) Reflects the additional tax benefit at statutory rates on the loss before tax of Atari Games offset by the total of the pro forma adjustments.

                            ATARI GAMES CORPORATION
                         (DBA TIME WARNER INTERACTIVE)

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                    THREE MONTHS     THREE MONTHS
                                                                       ENDED            ENDED
                                                                     MARCH 29,        MARCH 31,
                                                                        1996             1995
                                                                    ------------     ------------
                                                                           (IN THOUSANDS)
Net revenues......................................................    $ 15,350         $  6,288
Costs and expenses:
  Cost of revenues................................................      12,568            7,450
  Sales and marketing.............................................       3,012            2,629
  Research and development........................................       6,022            8,059
  General and administrative......................................         693            2,009
  Interest and other..............................................        (450)             322
                                                                       -------         --------
Total costs and expenses..........................................      21,845           20,469
                                                                       -------         --------
Net loss..........................................................    $ (6,495)        $(14,181)
                                                                       =======         ========

                             See accompanying notes

                            ATARI GAMES CORPORATION
                         (DBA TIME WARNER INTERACTIVE)

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                    THREE MONTHS     THREE MONTHS
                                                                       ENDED            ENDED
                                                                     MARCH 29,        MARCH 31,
                                                                        1996             1995
                                                                    ------------     ------------
                                                                           (IN THOUSANDS)
NET CASH USED IN OPERATING ACTIVITIES.............................    $ (3,448)        $ (1,587)
INVESTING ACTIVITIES
Purchases of property and equipment...............................         (95)          (1,246)
                                                                       -------          -------
Net cash used in investing activities.............................         (95)          (1,246)
                                                                       -------          -------
FINANCING ACTIVITIES
Net cash advances from Parent Company.............................       8,537            1,295
                                                                       -------          -------
Net cash provided by financing activities.........................       8,537            1,295
                                                                       -------          -------
Net increase (decrease) in cash...................................       4,994           (1,538)
Cash at beginning of period.......................................       5,973            6,837
                                                                       -------          -------
Cash at end of period.............................................    $ 10,967         $  5,299
                                                                       =======          =======

                             See accompanying notes

                            ATARI GAMES CORPORATION
                         (DBA TIME WARNER INTERACTIVE)

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS THREE MONTHS ENDED MARCH 29, 1996 AND MARCH 31, 1995

1.  FINANCIAL STATEMENTS

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information, the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals except for Note 2) considered necessary for a fair presentation have been included. Due to the seasonality of the Atari Games Corporation ("Atari Games") businesses, operating results for the three month period ended March 29, 1996 are not necessarily indicative of the results that may be expected for a twelve month period. For further information, refer to Atari Games' audited consolidated financial statements as of December 31, 1995 and footnotes thereto included in Item 7 on Form 8-K filed by WMS Industries on April 12, 1996.

2.  INVENTORY VALUATION

     In the months subsequent to the 1995 holiday selling season Atari Games home video products did not sell through at the retail level in the quantities anticipated. Management learned that the inventory of Atari Games products held by its customers were in excess of previous estimates. In assessing the impact of this condition, Atari Games management determined that the combined customer and warehouse home video game inventories of certain product releases were in excess of the potential sales of these products. In response to this condition management recorded additional allowances for home video game returns and price protection issues and additional inventory provisions which had a significant negative impact on Atari Games operating results for the three month period March 29, 1996. The additional inventory provision in the three month period March 29, 1996 was approximately $795,000.

3.  SALE OF BUSINESS

     On March 29, 1996, Atari Games was acquired by a wholly owned subsidiary of WMS Industries Inc. from Warner Communications Inc., a wholly owned subsidiary of Time Warner Inc.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholder
Atari Games Corporation
(dba Time Warner Interactive)

     We have audited the accompanying consolidated balance sheets of Atari Games Corporation (dba Time Warner Interactive) as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the year ended December 31, 1995, the nine months ended December 31, 1994 and the year ended March 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atari Games Corporation (dba Time Warner Interactive) at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for the year ended December 31, 1995, the nine months ended December 31, 1994 and the year ended March 31, 1994 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, the Company has incurred recurring operating losses and at December 31, 1995 had a working capital deficiency and net capital deficiency. Their conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     As discussed in Note 13 to the financial statements, effective April 1, 1994 the Company changed its method of accounting for prepaid royalties.

                                          /s/ ERNST & YOUNG LLP

Walnut Creek, California
March 22, 1996

                            ATARI GAMES CORPORATION
                         (DBA TIME WARNER INTERACTIVE)

                          CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
ASSETS
Current assets:
  Cash                                                                   $  5,973     $  6,837
  Trade receivables, less allowance for doubtful accounts and returns
     ($8,152 in 1995 and $2,992 in 1994)...............................    25,646       18,861
  Inventories..........................................................     7,601        7,294
  Prepaid expenses and other...........................................     1,458           --
                                                                         --------     --------
Total current assets...................................................    40,678       32,992
Property and equipment, net............................................     5,159        6,094
Other assets...........................................................       300          537
                                                                         --------     --------
Total assets...........................................................  $ 46,137     $ 39,623
                                                                         ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Borrowings under bank line of credit.................................  $     --     $ 28,000
  Accounts payable.....................................................    10,855        4,411
  Accrued liabilities..................................................    16,543       12,037
  Payable to Parent....................................................    67,166       17,431
                                                                         --------     --------
Total current liabilities..............................................    94,564       61,879
Commitments and contingencies
Shareholders'equity (deficit):
  Common stock, $.10 par value:
     Authorized shares -- 200 in 1995 and 1994
     Outstanding shares -- 100 in 1995 and 1994........................     6,855        6,855
  Accumulated deficit..................................................   (55,282)     (29,111)
                                                                         --------     --------
Total shareholders' equity (deficit)...................................   (48,427)     (22,256)
                                                                         --------     --------
Total liabilities and sharesholders' equity (deficit)..................  $ 46,137     $ 39,623
                                                                         ========     ========

                             See accompanying notes

                            ATARI GAMES CORPORATION
                         (DBA TIME WARNER INTERACTIVE)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          NINE MONTHS
                                                          YEAR ENDED         ENDED         YEAR ENDED
                                                         DECEMBER 31,     DECEMBER 31,     MARCH 31,
                                                             1995             1994            1994
                                                         ------------     ------------     ----------
                                                                        (IN THOUSANDS)
Net revenues...........................................    $ 90,613         $ 55,313        $ 52,450
Costs and expenses:
  Cost of revenues.....................................      61,640           42,790          38,211
  Sales and marketing..................................      17,983           10,825           8,516
  Research and development.............................      25,050           14,942          14,167
  General and administrative...........................      10,173            5,775           9,044
  Interest and other...................................       1,837              120           6,663
                                                           --------          -------         -------
Total costs and expenses...............................     116,683           74,452          76,601
                                                           --------          -------         -------
Loss before (provision) benefit for income taxes.......      26,070           19,139          24,151
(Provision) benefit for income taxes...................        (101)           1,787          (1,856)
                                                           --------          -------         -------
Net loss before cumulative effect of change in
  accounting principle.................................      26,171           17,352          26,007
Cumulative effect of change in accounting for prepaid
  royalty costs........................................          --           (1,368)             --
                                                           --------          -------         -------
Net loss...............................................    $ 26,171         $ 18,720        $ 26,007
                                                           ========          =======         =======

                             See accompanying notes

                            ATARI GAMES CORPORATION
                         (DBA TIME WARNER INTERACTIVE)

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                                          RETAINED           TOTAL
                                                    COMMON STOCK          EARNINGS       SHAREHOLDERS'
                                                  -----------------     (ACCUMULATED        EQUITY
                                                  SHARES     AMOUNT       DEFICIT)         (DEFICIT)
                                                  ------     ------     ------------     -------------
                                                                     (IN THOUSANDS)
Balances at March 31, 1993......................   4,862     $6,855       $ 15,616         $  22,471
  Net loss for year ended March 31, 1994........                           (26,007)          (26,007)
                                                  ------     ------       --------          --------
Balances at March 31, 1994......................   4,862      6,855        (10,391)           (3,536)
  Purchase of all outstanding shares of common
     stock by Time Warner Inc. and conversion to
     100 shares.................................  (4,762)        --             --                --
  Net loss for nine months ended
     December 31, 1994..........................      --         --        (18,720)          (18,720)
                                                  ------     ------       --------          --------
Balances at December 31, 1994...................     100      6,855        (29,111)          (22,256)
  Net loss for year ended December 31, 1995.....                           (26,171)          (26,171)
                                                  ------     ------       --------          --------
Balances at December 31, 1995...................     100     $6,855       $(55,282)        $ (48,427)
                                                  ======     ======       ========          ========

                             See accompanying notes

                            ATARI GAMES CORPORATION
                         (DBA TIME WARNER INTERACTIVE)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           NINE MONTHS        YEAR
                                                           YEAR ENDED         ENDED           ENDED
                                                          DECEMBER 31,     DECEMBER 31,     MARCH 31,
                                                              1995             1994           1994
                                                          ------------     ------------     ---------
                                                                                       (IN THOUSANDS)
OPERATING ACTIVITIES
Net loss................................................    $(26,171)        $(18,720)      $ (26,007)
Adjustments to reconcile net loss to net cash used in
  operating activities:
     Depreciation and amortization......................       1,885            1,761           1,848
     Provision for doubtful accounts....................       6,255            3,178           2,058
     Gain on sale of equipment..........................          --               --            (558)
     Changes in current assets and liabilities:
       Trade receivables................................     (13,040)         (16,608)           (722)
       Inventories......................................        (307)          (1,971)              1
       Tax refund receivable............................          --               --           3,103
       Deferred income taxes............................          --               --           2,091
       Prepaid expenses and other.......................      (1,221)           1,743            (782)
       Accounts payable.................................       6,444            1,533            (111)
       Other accrued liabilities........................       4,506           (1,927)          2,411
                                                            --------         --------        --------
Net cash used in operating activities...................     (21,649)         (31,011)        (16,668)
INVESTING ACTIVITIES
Purchases of property and equipment.....................        (950)          (3,199)         (2,080)
Proceeds from sale of property and equipment............          --               --             334
                                                            --------         --------        --------
Net cash used in investing activities...................        (950)          (3,199)         (1,746)
FINANCING ACTIVITIES
Proceeds from bank line of credit.......................          --           20,000           8,000
Cash advances from Parent Company.......................      49,735           12,681           4,750
Repayment of borrowings under bank line of credit.......     (28,000)              --              --
                                                            --------         --------        --------
Net cash provided by financing activities...............      21,735           32,681          12,750
                                                            --------         --------        --------
Net decrease in cash....................................        (864)          (1,529)         (5,664)
Cash at beginning of period.............................       6,837            8,366          14,030
                                                            --------         --------        --------
Cash at end of period...................................    $  5,973         $  6,837       $   8,366
                                                            ========         ========        ========

                             See accompanying notes

                            ATARI GAMES CORPORATION
                         (DBA TIME WARNER INTERACTIVE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

1. ACCOUNTING POLICIES

OPERATIONS

     Atari Games Corporation (dba Time Warner Interactive) (the "Company") develops, manufactures, markets and distributes video games for the arcade and consumer market. The Company is a wholly-owned subsidiary of Warner Communications Inc. ("Parent Company") which is a wholly-owned subsidiary of Time Warner Inc.

BASIS OF PRESENTATION

     The Company has incurred recurring operating losses and at December 31, 1995, has working capital and shareholders' equity deficiencies. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. The Company has historically relied on advances by its parent to fund its cash needs. Management has reduced operating expenses as exemplified by the June 1995 headcount reduction and the elimination of several sales offices. In addition, the Company has re-engineered the product development process while reducing costs. The Company's Parent signed an agreement on February 23, 1996, to sell all of the outstanding common stock of the Company to Williams Interactive Inc. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include Time Warner Interactive and its wholly-owned subsidiaries. The Company has export sales from the United States and also has operations in Ireland and Japan. Revenues from these foreign sources have not been significant. Intercompany accounts and transactions are eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"). FAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Statement is effective for years beginning after December 15, 1995. Management has not determined what impact, if any, there will be on the financial statements as a result of adopting FAS 121.

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out method) or market. Provisions are made in each period for the estimated effect of inventory obsolescence. The actual effect of inventory obsolescence may differ from the Company's estimates, and such differences could be material to the financial statements.

                            ATARI GAMES CORPORATION
                         (DBA TIME WARNER INTERACTIVE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided over the estimated useful lives of the assets (two to five years) using both straight-line and accelerated methods. Leasehold improvements are amortized over the lesser of the estimated useful life or the lease term.

REVENUE RECOGNITION

     The Company recognizes revenue upon shipment of product, net of allowances for returns. Revenue derived from variable royalties pursuant to license agreements is recognized as cash is received.

     The Company sells video software games through distributors and retailers and sells coin-operated video games through distributors and direct to arcade operators. The Company provides allowances for estimated credit losses and price protection adjustments. Actual credit losses, returns and price protection adjustments may differ from the Company's estimates, and such differences could be material to the financial statements.

FOREIGN CURRENCY TRANSLATION

     Generally, the assets and liabilities of the Company's wholly-owned foreign subsidiaries, denominated in the local currency, are remeasured in U.S. dollars (the functional currency) at the year end exchange rate, except for certain nonmonetary assets, which are remeasured at the approximate average exchange rates prevailing when acquired. Income and expense items are remeasured at average exchange rates prevailing during the year, except that expenses relating to certain nonmonetary assets are translated at approximate historical rates. Foreign currency translation gains and losses have not been material. Transaction gains and losses, which have also not been material, are included in net loss in the period incurred.

2. INVENTORIES

     Inventories consist of the following (in thousands):

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                  1995           1994
                                                                 ------         ------
        Raw materials..........................................  $3,183         $4,305
        Work in process........................................   1,456          1,294
        Finished goods.........................................   2,962          1,695
                                                                 ------         ------
                                                                 $7,601         $7,294
                                                                 ======         ======

                            ATARI GAMES CORPORATION
                         (DBA TIME WARNER INTERACTIVE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                      1995          1994
                                                                     -------       -------
    Machinery and equipment........................................  $15,331       $14,488
    Furniture and fixtures.........................................    1,200         1,131
    Leasehold improvements.........................................    1,128         1,112
    Land and buildings.............................................    1,081         1,059
                                                                     --------      --------
                                                                      18,740        17,790
    Accumulated depreciation and amortization......................  (13,581)      (11,696)
                                                                     --------      --------
                                                                     $ 5,159       $ 6,094
                                                                     ========      ========

4. BANK LINE OF CREDIT

     The Company had a $30,000,000 line of credit with a bank that expired December 31, 1995. Borrowings were guaranteed by the Parent Company and bore interest at the London Interbank Offering Rate or the bank's reference rate plus the applicable margin of 1% or 0%, respectively. The Company borrowed on the line of credit during 1994 with interest rates ranging from 6.625% to 7.187%. At December 31, 1994, the Company had outstanding borrowings of $28,000,000 under the line of credit which was paid in July 1995.

5. ACCRUED LIABILITIES

     Accrued liabilities consist of the following (in thousands):

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                      1995          1994
                                                                     -------       -------
    Payroll and related benefits...................................  $ 1,941       $ 1,125
    Accrued royalties..............................................    2,268           999
    Nintendo surcharge (Note 11)...................................    3,750         4,000
    Marketing development funds....................................    1,503           760
    Price protection accrual.......................................    3,659         1,704
    Other..........................................................    3,422         3,449
                                                                     --------      --------
                                                                     $16,543       $12,037
                                                                     ========      ========

6. PAYABLE TO PARENT COMPANY

     The Company has received cash from its Parent Company from time to time to fund operations. For the year ended December 31, 1995 and the nine months ended December 31, 1994, the Company paid $300,000 and $279,000, respectively, in interest to its Parent Company. Effective September 1995, the arrangement was amended so that no interest would be charged on amounts advanced by the Parent Company.

7. INCOME TAXES

     In the fiscal year ended March 31, 1994, the Company retroactively adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"), and has restated all prior years. The Company previously accounted for income taxes under Accounting Principles Board Opinion No. 11. FAS 109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities

                            ATARI GAMES CORPORATION
                         (DBA TIME WARNER INTERACTIVE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

and their respective tax bases. In addition, FAS 109 requires the recognition of future tax benefits, such as net operating loss and credit carryforwards, to the extent that realization of such benefits is more likely than not.

     The provision (benefit) for income taxes consists of the following (in thousands):

                                                                      NINE MONTHS
                                                      YEAR ENDED         ENDED         YEAR ENDED
                                                     DECEMBER 31,     DECEMBER 31,     MARCH 31,
                                                         1995             1994            1994
                                                     ------------     ------------     ----------
    Federal:
      Current......................................      $(50)          $ (1,842)        $ (462)
      Deferred.....................................        --                 --          2,091
                                                         ----            -------         ------
                                                          (50)            (1,842)         1,629
    Foreign:
      Current......................................       151                 55            227
                                                         ----            -------         ------
    Provision (benefit) for income taxes...........      $101           $ (1,787)        $1,856
                                                         ====            =======         ======

     For the year ended December 31, 1995 and the nine months ended December 31, 1994, the current federal benefit provision reflects the reversal of previously accrued taxes. For the year ended March 31, 1994, the federal provision for income taxes reflects the reversal of previously recorded deferred tax assets for which realization was deemed not probable because of the Company's operating loss. Foreign taxes represent taxes paid by the Company's European subsidiary.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets are as follows (in thousands):

                                                                      NINE MONTHS
                                                      YEAR ENDED         ENDED         YEAR ENDED
                                                     DECEMBER 31,     DECEMBER 31,     MARCH 31,
                                                         1995             1994            1994
                                                     ------------     ------------     ----------
    Deferred tax assets:
      Net operating loss carryforward..............    $  2,743         $  2,743        $  3,310
      R & D credit carryforward....................         500              500              --
      Depreciation and amortization................         668              681           1,321
      Inventory obsolescence provisions............       3,438            4,453           1,229
      Accrued liabilities..........................       6,744            3,835           1,816
      Others.......................................         160              160             551
                                                       --------         --------         -------
    Total deferred tax assets......................      14,253           12,372           8,227
    Valuation allowance............................     (14,253)         (12,372)         (8,227)
                                                       --------         --------         -------
    Total net deferred tax assets..................    $     --         $     --        $     --
                                                       ========         ========         =======

     The Company has provided a full valuation allowance for deferred tax assets based on an assessment of realization as a separate company, taking into consideration the Company's history of operating losses.

     The net change in the valuation allowance for the year ended March 31, 1994, was a net increase of $5,693,000.

     The Company is included in the consolidated federal income tax return of Time Warner Inc. As a result, losses for income tax purposes of approximately $20,000,000 and $6,000,000 generated in 1995 and 1994,

                            ATARI GAMES CORPORATION
                         (DBA TIME WARNER INTERACTIVE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

respectively, have been used in the consolidated returns to offset the consolidated income and are not available as carryforwards.

     At December 31, 1995, the Company has federal net operating loss carryforwards for federal income tax purposes of approximately $7,800,000, expiring in 2008, and research and development credit carryforwards of approximately $500,000, expiring in 1998 through 1999. The credit and loss carryforwards are available only to offset the separate income and tax liabilities of Time Warner Interactive.

8. COMMON STOCK

     On September 23, 1994, the Company's majority shareholder, Warner Communications Inc., purchased the 21% of the Company's common stock that it did not already own. In connection with this transaction, the entire amount of the then outstanding common stock was converted into 100 shares of outstanding common stock.

9. COMMITMENTS

     The Company leases certain facilities under operating leases. Future operating lease commitments are due as follows (in thousands):

                              YEAR ENDING DECEMBER 31
                ---------------------------------------------------
                          1996.....................................   $ 2,490
                          1997.....................................     2,560
                          1998.....................................     2,678
                          1999.....................................     2,678
                          2000.....................................     2,174
                          2001 and thereafter......................     8,349
                                                                      -------
                                                                       20,929
                          Less sublease income.....................    (6,416)
                                                                      -------
                                                                      $14,513
                                                                      =======

     Rent expense was $1,274,000, $1,126,000 and $1,914,000 for the year ended December 31, 1995, the nine months ended December 31, 1994 and the year ended March 31, 1994, respectively.

10. EMPLOYEE BONUS AND RETIREMENT PLANS

     The Company maintains the Atari Games Corporation 401(k) Plan, which is a tax-deferred savings and retirement plan covering all domestic employees. The Company's contribution to the plan is based on matching employee deferred contributions up to a certain specified level. Amounts contributed by the Company to the plan were approximately $394,000, $204,000 and $309,000 for the year ended December 31, 1995, the nine months ended December 31, 1994 and the year ended March 31, 1995, respectively.

     The Company's subsidiary in Ireland maintains a noncontributory defined benefit pension plan covering substantially all of its employees. The plan provides pension benefits based on each employee's years of credited service and average earnings. The subsidiary's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements under Irish law. The plan assets are invested primarily

                            ATARI GAMES CORPORATION
                         (DBA TIME WARNER INTERACTIVE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

in equity and fixed income securities. The pension cost for the Irish pension plan includes the following components:

                                                           1995         1994         1993
                                                         --------     --------     --------
    Service cost for benefits earned during the year...  $ 65,000     $ 45,000     $ 25,000
    Interest cost on projected benefit obligation......    83,000       58,000       32,000
    Actual return on plan assets.......................   (89,000)     (64,000)     (35,000)
                                                         --------     --------     --------
    Net pension cost...................................  $ 59,000     $ 39,000     $ 22,000
                                                         ========     ========     ========

     The funded status of the pension plan at December 31, 1995 is as follows:

                                                                                  1995
                                                                               ----------
    Actuarial present value of accumulated benefit obligation:
      Vested.................................................................  $  475,000
      Nonvested..............................................................      90,000
                                                                               ----------
                                                                               $  565,000
                                                                               ==========
    Plan assets at fair value................................................  $1,140,000
    Actuarial present value of projected benefit obligation..................    (989,000)
                                                                               ----------
    Plan assets in excess of projected benefit obligation....................     151,000
    Unamortized balance of net pension transition asset......................      (6,000)
    Unrecognized net gain (loss).............................................    (100,000)
                                                                               ----------
    Prepaid pension costs included in payroll-related accruals...............  $   45,000
                                                                               ==========

     The expected long-term rate of return on plan assets, the discount rate and the rate of compensation increase, which are used in the accounting for defined benefit plans, were 8.5%, 8% and 6% in 1995 and 8%, 8% and 6% in 1994.

11. LITIGATION

     On March 24, 1994, the Company settled certain litigation with Nintendo of America Inc. and its parent company, Nintendo Co., Ltd. ("Nintendo").

     As part of the settlement, the Company paid $2.5 million to Nintendo representing compensation for costs and expenses incurred in litigation. The Company must also pay Nintendo $4 million, representing compensation for its costs and expenses incurred in litigation, through a $1 surcharge on each Nintendo platform product sold through December 31, 1998, subject to certain minimum annual amounts. The Company accrued the future $4 million in other accrued liabilities and other expense in the year ended March 31, 1994. The parties also entered into a licensing agreement under which the Company may sell video games that operate on the Nintendo video game platforms.

     In addition, the Company paid $2.25 million to Atari Corporation, a related company through minority ownership by the Parent Company, as an inducement for executing a general release of Nintendo and the Company from future claims and litigation. Both payments were funded by the Parent Company in exchange for a promissory note from the Company. This promissory note was reclassified to payable to the Parent Company in September 1995.

     The Company is involved from time to time in other disputes and litigation in the ordinary course of business. In the opinion of management, resolution of these matters is not expected to have a material adverse effect on the financial position of the Company. However, depending on the amount and timing, an

                            ATARI GAMES CORPORATION
                         (DBA TIME WARNER INTERACTIVE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

unfavorable resolution of a matter could materially affect the Company's future results of operations or cash flows in a particular period.

12. SUPPLEMENTAL CASH FLOW INFORMATION

     Cash paid for income taxes was $17,000 in 1995, $211,000 for the nine months ended December 31, 1994 and $158,000 for the year ended March 31, 1994. Cash paid for interest was $1,028,000 in 1995, $721,000 for the nine months ended December 31, 1994 and $100,000 for the year ended March 31, 1994.

13. CHANGE IN ACCOUNTING PRINCIPLE

     Effective April 1, 1994, the Company changed its accounting policy for the treatment of prepaid royalty costs. The Company previously capitalized prepaid royalties and expensed them as units were shipped. Under the new policy, the Company expenses all prepaid royalties when paid. In the opinion of management, the expensing of prepaid royalties when paid is a preferable method as it increases the focus on controlling costs associated with the outside development of titles and is a prevalent method in the Company's industry. The cumulative effect of this change in accounting policy resulted in a charge to earnings of $1,368,000 in the nine months ended December 31, 1994.

14. SUBSEQUENT EVENT

     On February 23, 1996, the Parent Company signed a Stock Purchase Agreement under which it will sell all of the Company's outstanding common stock to Williams Interactive Inc.

                                 [COLOR PHOTOS]

------------------------------------------------------------
------------------------------------------------------------

     NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                        PAGE
                                                        ----
Prospectus Summary....................................    3
Risk Factors..........................................    7
The Company...........................................   14
Recent Acquisitions...................................   14
Use of Proceeds.......................................   15
Dilution..............................................   16
Dividend Policy.......................................   16
Capitalization........................................   17
Selected Financial Data...............................   18
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.................   19
Industry Overview.....................................   27
Business..............................................   30
Management............................................   42
Certain Transactions..................................   48
Principal Stockholders................................   49
Arrangements With WMS.................................   52
Description of Capital Stock..........................   54
Shares Eligible for Future Sale.......................   59
Underwriting..........................................   60
Legal Matters.........................................   61
Experts...............................................   61
Additional Information................................   61
Index to Financial Statements.........................  F-1

                            ------------------------

     UNTIL             , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------
                                5,100,000 SHARES

                               MIDWAY GAMES INC.

                                  COMMON STOCK

                              --------------------
                                   PROSPECTUS
                              --------------------
                            OPPENHEIMER & CO., INC.

                               HAMBRECHT & QUIST
                                 UBS SECURITIES
                      WASSERSTEIN PERELLA SECURITIES, INC.
                                           , 1996
------------------------------------------------------------
------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the offering, all of which shall be borne by the Registrant, are as follows:


    Securities and Exchange Commission fee................................  $   44,493.10
    NASD filing fee.......................................................      13,403.00
    New York Stock Exchange filing fee....................................  $  211,000.00
    Blue Sky fees and expenses............................................      20,000.00
    Transfer Agent fees...................................................       1,000.00
    Printing and engraving expenses.......................................     250,000.00
    Legal fees and expenses...............................................     300,000.00
    Accountants' fees and expenses........................................     325,000.00
    Miscellaneous.........................................................      35,103.90
                                                                            -------------
              Total.......................................................  $1,200,000.00
                                                                            =============


---------------
* To be filed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's authority to indemnify its officers and directors is governed by the provisions of Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") and by the Certificate of Incorporation of the Registrant. The Certificate of Incorporation of the Registrant provides that the Registrant shall, to the fullest extent permitted by Section 145 of the DGCL,
(i) indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and (ii) advance expenses to any and all said persons, and that such indemnification and advances shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such offices, and shall continue as to persons who have ceased to be directors, officers, employees or agents and shall inure to the benefit of the heirs, executors and administrators of such person. In addition, the Certificate of Incorporation of the Registrant provides for the elimination of personal liability of directors of the Registrant to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the DGCL, as amended and supplemented.

     The Registrant has entered into indemnity agreements with each of its directors and executive officers whereby the Registrant will, in general, indemnify such directors and executive officers, to the extent permitted by the Registrant's Certificate of Incorporation and the laws of the State of Delaware, against any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any actual or threatened action or proceeding to which such director or officer is made or threatened to be made a party by reason of the fact that such person is or was a director or officer of the Registrant.


     The Registrant also maintains directors' and officers' liability insurance providing for $10.0 million in coverage.


     Reference is made to the Underwriting Agreement filed as Exhibit 1 hereto which contains provisions for the indemnification of officers, directors and controlling persons of the Registrant under certain circumstances.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Not Applicable

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits


     EXHIBIT
       NO.                                       DESCRIPTION
    ---------                                    -----------
        1       Form of Underwriting Agreement.
        2.1     Rights Agreement dated as of October 24, 1996 between the Registrant and The
                Bank of New York.
        2.2     Form of Certificate of Designations of Series A Preferred Stock (included as
                Exhibit A to Exhibit 2.1 hereof).
        2.3     Specimen Form of Rights Certificate (included as Exhibit B to Exhibit 2.1 hereof).
        2.4     Summary of Rights Plan (included as Exhibit C to Exhibit 2.1 hereof).
       #3.1     Form of Amended and Restated Certificate of Incorporation of the Registrant.
       #3.2     Form of Amended and Restated By-laws of the Registrant.
       #4.1     Specimen of Common Stock Certificate.
        5       Opinion of Shack & Siegel, P.C., counsel for the Registrant.
      #10.1     Manufacturing and Services Agreement dated as of July 1, 1996 between WMS
                Industries Inc. and the Registrant.
      #10.2     Tax Sharing Agreement dated as of July 1, 1996 among WMS Industries Inc.,
                Midway Games Inc., Midway Home Entertainment Inc., Midway Interactive Inc.,
                Atari Games Corporation and Tengen Inc.
      #10.3     Registration Rights Agreement dated as of July 1, 1996 between WMS Industries
                Inc. and the Registrant.
       10.4     Patent License Agreement dated as of July 1, 1996 between the Registrant and
                Williams Electronics Games, Inc.
       10.5     Employment Agreement dated as of July 1, 1996 between Mr. Neil D. Nicastro and the Registrant.
      #10.6     Employment Agreement dated April 29, 1994 between Byron C. Cook and Midway
                Home Entertainment Inc.
       10.7     Stock Option Plan of the Registrant.
      #10.8     Form of Indemnity Agreement authorized to be entered into between the
                Registrant and each Officer and Director of the Registrant.
     #+10.9     GTIS Master Option and License Agreement by and among WMS Industries, Inc.,
                Williams Electronics Games, Inc., the Registrant and Midway Home
                Entertainment Inc., and GT Interactive Software Corp. dated December 28,
                1994.
     #+10.10    Amendment to GTIS Master Option and License Agreement by and among WMS
                Industries Inc., Williams Electronics Games, Inc., the Registrant and Midway
                Home Entertainment Inc., and GT Interactive Software Corp. dated March 31,
                1995.
     #+10.11    Second Amendment to GTIS Master Option and License Agreement by and among WMS
                Industries Inc., Williams Electronics Games, Inc., the Registrant and Midway
                Home Entertainment Inc., and GT Interactive Software Corp. dated March 27,
                1996.
     #+10.12    GTIS Master Option and License Agreement (Home Video Games) by and among WMS
                Industries Inc., Williams Electronics Games, Inc., the Registrant and Midway
                Home Entertainment Inc., and GT Interactive Software Corp. dated March 31,
                1995.
     #+10.13    Amendment to GTIS Master Option and License Agreement (Home Video Games) by
                and among WMS Industries Inc., Williams Electronics Games, Inc., the
                Registrant and Midway Home Entertainment Inc., and GT Interactive Software
                Corp. dated March 27, 1996.
     #+10.14    Master Option and License Agreement for Atari Home Video Games dated March
                27, 1996, between WMS Industries Inc. and GT Interactive Software Corp.
     #+10.15    Master Option and License Agreement for Atari PC Games dated March 27, 1996, between WMS Industries Inc. and GT Interactive Software Corp.

     EXHIBIT
       NO.                                       DESCRIPTION
    ---------                                    -----------
      #10.16    Stock Purchase Agreement dated as of February 23, 1996 between Warner
                Communications, Inc. and Williams Interactive Inc.
       10.17    Credit Agreement dated as of October 15, 1996 between the Registrant and Bank of America Illinois.
       21       Subsidiaries of the Registrant.
       23.1     Consent of Shack & Siegel, P.C. (included in Exhibit 5 hereof).
       23.2     Consent of Ernst & Young LLP.
      #24       Power of Attorney.
      #27       Financial Data Schedule (filed with EDGAR version only).


---------------

 + Confidential treatment requested.


 # Previously filed.

(b) Financial Statement Schedules

     The following combined financial statement schedules are included in Part II of this Registration Statement and should be read in conjunction with the combined financial statements and notes thereto:

     Report of Independent Auditors........................................  F-2

     Schedule II -- Valuation and Qualifying Accounts......................  S-2

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denomination and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement (333-11919) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 25, 1996.


                                          MIDWAY GAMES INC.
                                          (Registrant)


                                          By: /s/    NEIL D. NICASTRO
                                            ------------------------------------
                                                     Neil D. Nicastro,
                                             Chairman of the Board, President,
                                                  Chief Executive Officer
                                                and Chief Operating Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement (333-11919) has been signed by the following persons in the capacities and on the dates indicated.



                   NAME                                  TITLE                      DATE
                   ----                                  -----                      ----
/s/          NEIL D. NICASTRO               Chairman of the Board,            October 25, 1996
------------------------------------------    President, Chief Executive
             Neil D. Nicastro                 Officer and Chief Operating
                                              Officer (Principal Executive
                                              Officer) and Director

/s/        HAROLD H. BACH, JR.*             Executive Vice                    October 25, 1996
------------------------------------------    President -- Finance,
           Harold H. Bach, Jr.                Treasurer and Chief Financial
                                              Officer (Principal Financial
                                              and Principal Accounting
                                              Officer) and Director

/s/           BYRON C. COOK*                Executive Vice President --       October 25, 1996
------------------------------------------    Home Video and Director
              Byron C. Cook

/s/        KENNETH J. FEDESNA*              Executive Vice President --       October 25, 1996
------------------------------------------    Coin-Op Video and Director
            Kenneth J. Fedesna

/s/         LOUIS J. NICASTRO*              Director                          October 25, 1996
-----------------------------------------
            Louis J. Nicastro

/s/       WILLIAM C. BARTHOLOMAY            Director                          October 25, 1996
------------------------------------------
          William C. Bartholomay

/s/         WILLIAM E. MCKENNA              Director                          October 25, 1996
------------------------------------------
            William E. McKenna

                   NAME                                  TITLE                      DATE
                   ----                                  -----                      ----
/s/          NORMAN J. MENELL               Director                          October 25, 1996
------------------------------------------
             Norman J. Menell

/s/            HARVEY REICH                 Director                          October 25, 1996
------------------------------------------
               Harvey Reich

/s/          IRA S. SHEINFELD               Director                          October 25, 1996
------------------------------------------
             Ira S. Sheinfeld

/s/          RICHARD D. WHITE               Director                          October 25, 1996
------------------------------------------
             Richard D. White

*By: /s/     NEIL D. NICASTRO                                                 October 25, 1996
------------------------------------------
             Neil D. Nicastro
             Attorney-In-Fact

                     INDEX TO FINANCIAL STATEMENT SCHEDULES

SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS.............................S-2

                               MIDWAY GAMES INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                     YEARS ENDED JUNE 30, 1996, 1995, 1994

                               COLUMN B              COLUMN C               COLUMN D
                              ----------             ADDITIONS             ----------      COLUMN E
                              BALANCE AT     -------------------------     DEDUCTIONS-    ----------
          COLUMN A            BEGINNING      CHARGED TO     CHARGED TO      AMOUNTS       BALANCE AT
----------------------------      OF         COSTS AND        OTHER         WRITTEN         END OF
        DESCRIPTION             PERIOD        EXPENSES       ACCOUNTS         OFF           PERIOD
----------------------------  ----------     ----------     ----------     ----------     ----------
Allowance for receivables:
  1996......................  $1,078,000     $3,358,000     $       --     $3,441,000     $ 995,000
  1995......................  $      --      $3,218,000     $       --     $2,140,000     $1,078,000
  1994......................  $ 143,000      $       --     $       --     $ 143,000      $      --

                                 EXHIBIT INDEX


   EXHIBIT                                                                             SEQUENTIAL
     NO.                                   DESCRIPTION                                  PAGE NO.
  ---------   ----------------------------------------------------------------------   ----------
       1      Form of Underwriting Agreement........................................
       2.1    Rights Agreement dated as of             , 1996 between the Registrant
              and The Bank of New York..............................................
       2.2    Form of Certificate of Designations of Series A Preferred Stock
              (included as Exhibit A to Exhibit 2.1 hereof).........................
       2.3    Specimen Form of Rights Certificate (included as Exhibit B to Exhibit
              2.1 hereof)...........................................................
       2.4    Summary of Rights Plan (included as Exhibit C to Exhibit 2.1 hereof)...............................................................
      #3.1    Form of Amended and Restated Certificate of Incorporation of the
              Registrant............................................................
      #3.2    Form of Amended and Restated By-laws of the Registrant................
      #4.1    Specimen of Common Stock Certificate..................................
       5      Opinion of Shack & Siegel, P.C., counsel for the Registrant...........
     #10.1    Manufacturing and Services Agreement dated as of July 1, 1996 between
              WMS Industries Inc. and the Registrant................................
     #10.2    Tax Sharing Agreement dated as of July 1, 1996 among WMS Industries
              Inc., Midway Games Inc., Midway Home Entertainment Inc., Midway
              Interactive Inc., Atari Games Corporation and Tengen Inc. ............
     #10.3    Registration Rights Agreement dated as of July 1, 1996 between WMS
              Industries Inc. and the Registrant....................................
      10.4    Patent License Agreement dated as of July 1, 1996 between the
              Registrant and Williams Electronics Games, Inc. ......................
      10.5    Employment Agreement dated as of July 1, 1996 between Mr. Neil D.
              Nicastro and the Registrant...........................................
     #10.6    Employment Agreement dated April 29, 1994 between Byron C. Cook and
              Midway Home Entertainment Inc. .......................................
      10.7    Stock Option Plan of the Registrant...................................
     #10.8    Form of Indemnity Agreement authorized to be entered into between the
              Registrant and each Officer and Director of the Registrant............
    #+10.9    GTIS Master Option and License Agreement by and among WMS Industries,
              Inc., Williams Electronics Games, Inc., the Registrant and Midway Home
              Entertainment Inc., and GT Interactive Software Corp. dated December
              28, 1994..............................................................
    #+10.10   Amendment to GTIS Master Option and License Agreement by and among WMS
              Industries Inc., Williams Electronics Games, Inc., the Registrant and
              Midway Home Entertainment Inc., and GT Interactive Software Corp.
              dated March 31, 1995..................................................
    #+10.11   Second Amendment to GTIS Master Option and License Agreement by and
              among WMS Industries Inc., Williams Electronics Games, Inc., the
              Registrant and Midway Home Entertainment Inc., and GT Interactive
              Software Corp. dated March 27, 1996...................................
    #+10.12   GTIS Master Option and License Agreement (Home Video Games) by and
              among WMS Industries Inc., Williams Electronics Games, Inc., the
              Registrant and Midway Home Entertainment Inc., and GT Interactive
              Software Corp. dated March 31, 1995...................................
    #+10.13   Amendment to GTIS Master Option and License Agreement (Home Video
              Games) by and among WMS Industries Inc., Williams Electronics Games,
              Inc., the Registrant and Midway Home Entertainment Inc., and GT
              Interactive Software Corp. dated March 27, 1996.......................
    #+10.14   Master Option and License Agreement for Atari Home Video Games dated
              March 27, 1996, between WMS Industries Inc. and GT Interactive
              Software Corp. .......................................................
    #+10.15   Master Option and License Agreement for Atari PC Games dated March 27,
              1996, between WMS Industries Inc. and GT Interactive Software
              Corp. ................................................................

   EXHIBIT                                                                             SEQUENTIAL
     NO.                                   DESCRIPTION                                  PAGE NO.
  ---------   ----------------------------------------------------------------------   ----------
     #10.16   Stock Purchase Agreement dated as of February 23, 1996 between Warner
              Communications, Inc. and Williams Interactive Inc. ...................
      10.17   Credit Agreement dated as of October 15, 1996 between the Registrant and Bank of America Illinois..........................................
      21      Subsidiaries of the Registrant........................................
      23.1    Consent of Shack & Siegel, P.C. (included in Exhibit 5 hereof)........
      23.2    Consent of Ernst & Young LLP..........................................
     #24      Power of Attorney.....................................................
     #27      Financial Data Schedule (filed with EDGAR version only)...............


---------------

 + Confidential treatment requested.


 # Previously filed.